Form 10-K, Exhibit 13
period 1993-12-31
UNITED TELEVISION INC
filed 1994-03-30
CIK 352942

EXHIBIT 13

Consolidated Statements of Income
United Television, Inc. and Subsidiaries

(In thousands, except per share data)

Year ended December 31,           1993         1992         1991
Net Revenues                     $130,338     $115,127     $112,902
Expenses:

  Operating                        59,507       74,430       87,154
  Selling, general
     and administrative            34,458       32,844       33,026

                                   93,965      107,274      120,180

    Operating income (loss)        36,373        7,853       (7,278)

Other Income:

  Income associated with
    Time Warner Inc. securities    31,125       10,828        9,527

  Interest and other income, net    6,126        4,274        3,252

                                   37,251       15,102       12,779

    Income before provision
     for income taxes              73,624       22,955        5,501

Provision for Income Taxes         29,800        6,800          350

    Net income                   $ 43,824     $ 16,155     $  5,151

Net Income per Share             $   4.31     $    1.54    $    .48

Average Common Shares
  Outstanding                      10,157        10,488      10,635

The accompanying notes to consolidated financial statements are an inte-gral part of these statements.

Consolidated Statements of Cash Flows
United Television, Inc. and Subsidiaries

(In thousands of dollars)

Year ended December 31,                     1993         1992         1991
Cash Flows from Operating Activities:
  Net income                                $ 43,824     $ 16,155      $  5,151

  Adjustments to reconcile net
  income to net cash provided from
  operating activities:
    Film contract payments                   (40,925)     (36,918)      (37,801)
    Film contract amortization                29,653       43,314        56,239
    Depreciation and other
      amortization                             5,052        4,904         4,379


    Gain on dispositions of Time
    Warner securities:
      Cash                                     (14,951)         -             -
      Noncash                                  (12,213)         -             -

    Noncash dividend income                          -     (6,130)       (4,830)

    Changes in assets and liabilities:
      Accounts receivable                        (6,114)    1,216           281
      Prepaid expenses and other assets          (7,273)     (397)        2,563
      Accounts payable and accrued expenses       2,558      (888)          677
      Income taxes payable                        4,493     5,445          (700)

        Net cash provided from
          operating activities                    4,104    26,701        25,959

Cash Flows from Investing Activities:

  Disposition of Time Warner  securities        117,083         -             -
  Purchase of marketable securities, net       (115,254)  (17,556)       (2,562)
  Capital expenditures                           (2,092)   (5,925)       (6,442)

        Net cash used in
        investing activities                       (263)  (23,481)       (9,004)

Cash Flows from Financing Activities:

  Proceeds from exercise of
  employee stock options                          2,428       263           857
  Purchase of treasury stock                    (11,188)   (4,608)       (4,210)
        Net cash used in
        financing activities                     (8,760)   (4,345)       (3,353)

Net Increase (Decrease) in Cash and
  Cash Equivalents                               (4,919)   (1,125)       13,602

Cash and Cash Equivalents at Beginning
  of Year                                        16,871    17,996         4,394

Cash and Cash Equivalents at End of Year    $    11,952  $ 16,871      $ 17,996

The accompanying notes to consolidated financial statements are an inte-gral part of these statements.

Consolidated Balance Sheets
United Television, Inc. and Subsidiaries

(In thousands of dollars)
December 31,                               1993              1992
Assets
Current Assets:
  Cash and cash equivalents                $ 11,952          $ 16,871
  Marketable securities                     159,291            91,524
  Accounts receivable, less allowance
    for doubtful accounts of $1,988
    and $1,716, respectively                 30,816            24,702
  Film contract rights                       19,993            23,106
  Deferred tax benefit                        4,659                 -
  Prepaid expenses and other current
    assets                                    4,633             3,971
    Total current assets                    231,344           160,174

Noncurrent Marketable Securities             12,912            55,344
Film Contract Rights, including
  deposits, less estimated
  portion to be used within one year         10,327             9,888
Property and Equipment, at cost:
  Land, buildings and improvements           12,188            12,921
  Equipment                                  47,867            48,854
                                             60,055            61,775
  Less -  Accumulated depreciation
    and amortization                         42,797            42,166
                                             17,258            19,609
Intangible Assets                            21,981            21,981
  Less -  Accumulated amortization            8,388             7,779
                                             13,593            14,202
Other Assets                                    471               504
                                           $285,905          $259,721

Liabilities and Shareholders' Investment
Current Liabilities:
  Film contracts payable                   $ 31,484          $ 41,038
  Accounts payable                            2,522             4,063
  Accrued expenses                           13,151             9,052
  Income taxes payable                       11,372             7,272
    Total current liabilities                58,529            61,425
Film Contracts Payable after One Year        22,748            29,125
Other Liabilities                             1,867             1,474
Commitments and Contingencies (Note 7)
Shareholders' Investment:
  Preferred stock $1 par value;
    authorized 1,000,000 shares; none
    issued                                        -                 -
  Common stock $.10 par value;
    authorized 25,000,000 shares;
    outstanding 10,145,163 and
    10,407,447 shares, respectively           1,015             1,041
  Additional paid-in capital                    133               133
  Retained earnings                         201,613           166,523
                                            202,761           167,697
                                           $285,905          $259,721

The accompanying notes to consolidated financial statements are an inte-gral part of these balance sheets.

Consolidated Statements of Shareholders' Investment
United Television, Inc. and Subsidiaries

(In thousands of Dollars)            Common Stock           Additional                    Market
                                  Shares        Dollar        Paid-in    Retained      Valuation
                             Outstanding        Amount        Capital    Earnings        Account        Total
Balance at
  December 31, 1990          10,675,568         $  1,068   $    133      $152,763      $  (5,464)       $148,500
  Net income                          _                _          _         5,151              _           5,151
  Increase to reflect
    noncurrent marketable
    securities at cost                _                _          _             _          5,464           5,464
  Exercise of options,
    including tax benefit        40,533                4        978             _              _             982
  Purchase/retirement of
    treasury stock             (144,321)             (15)      (978)       (3,217)             _          (4,210)
Balance at
  December 31, 1991          10,571,780            1,057        133       154,697              _         155,887
  Net income                          _                _          _        16,155              _          16,155
  Exercise of options,
    including tax benefit        13,167                1        262             _              _             263
  Purchase/retirement of
    treasury stock             (177,500)             (17)      (262)       (4,329)             _          (4,608)
Balance at
  December 31, 1992          10,407,447            1,041        133       166,523              _         167,697
  Net income                          _                _          _        43,824              _          43,824
  Exercise of options,
    including tax benefit        89,902                9      2,419             _              _           2,428
  Purchase/retirement of
    treasury stock             (352,186)             (35)    (2,419)       (8,734)             _         (11,188)
Balance at
  December 31, 1993          10,145,163         $  1,015   $    133      $201,613              _        $202,761

The accompanying notes to consolidated financial statements are an inte-gral part of these statements.
Notes To Consolidated Financial Statements
United Television, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies.

A) Organization and Related Parties. UTV is a majority owned (54.3% at De-cember 31, 1993) subsidiary of BHC Communications, Inc. (BHC), a majority owned subsidiary of Chris-Craft Industries, Inc. UTV owns and operates five television stations: KBHK in San Francisco, KMSP in Minneapolis/St. Paul, KUTP in Phoenix, KTVX in Salt Lake City and KMOL in San Antonio.

The acquisition of programming from third parties is frequently negotiated for UTV and BHC stations simultaneously. Also, UTV and BHC each incurred costs of $357,000 and $1,849,000 in 1993 and 1992, respectively, for the joint production with third parties of original programming.

B) Principles of Consolidation. The accompanying consolidated financial statements include the accounts of UTV and its subsidiaries, after elimi-nation of all significant intercompany accounts and transactions.

C) Financial Instruments. Cash and cash equivalents totaled $11,952,000 at December 31, 1993 and $16,871,000 at December 31, 1992. Cash equivalents are money market securities having maturities at time of purchase not exceeding three months. All are U.S. Government securities. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

Marketable securities are carried at cost, and related fair values are based on quoted market prices. Current marketable securities totaled $159,291,000 at December 31, 1993 and $91,524,000 at December 31, 1992, and at December 31, 1993 consisted of (i) $148,130,000 aggregate face value U.S. Government securities carried at $148,798,000 and (ii) mutual fund shares carried at $10,493,000. At December 31, 1992, current marketable securities consisted of (i) $43,345,000 aggregate face value U.S. Government securities carried at $43,476,000, (ii) 1,117,000 shares of Time Warner Inc. Series D 11% pay in kind convertible preferred shares carried at $46,010,000, and (iii) mutual fund shares carried at $2,038,000.

In February 1993, Time Warner redeemed its outstanding Series D convertible preferred stock, and UTV recognized a pretax capital gain of $14,185,000.
In April 1993, Time Warner redeemed its outstanding Series C 8-3/4% convert-ible exchangeable preferred stock, and UTV recognized a pretax capital gain of $12,213,000.

Noncurrent marketable securities totaled $12,912,000 at December 31, 1993 and $55,344,000 at December 31, 1992. At December 31, 1993 these securities primarily consisted of 226,503 shares of BHC Class A common stock. At De-cember 31, 1992 these securities consisted of 1,073,641 shares of Time War-ner Series C 8 3/4% convertible exchangeable preferred stock and 226,503 shares of BHC Class A common stock. The fair value of noncurrent marketable securities totaled $20,039,000 at December 31, 1993 and $67,406,000 at De-cember 31, 1992.

Dividends on UTV's Time Warner and BHC shares, including dividends paid in kind, totaled $1,819,000 in 1993, $11,281,000 in 1992 and $9,527,000 in 1991.

D) Film Contract Rights and Film Contracts Payable. UTV owns film contract rights which allow limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded at the contractual amounts when the programming becomes available for telecasting.

Contract values are amortized over management's estimate of the number of showings, using primarily an accelerated method, which considers total anti-cipated costs of the programming and management's estimate of the flow of revenues. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities.

E) Depreciation and Amortization. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the term of the lease if shorter.

Intangible assets represent the excess of cost over the net identifiable tangible assets at the respective dates of acquisition and are being amortized using the straight-line method over 17 to 40 years from acqui-sition.

F) Barter Transactions. UTV records all barter (nonmonetary) transactions. The estimated fair value of goods or services received is recognized as revenue when the air time is used by the advertiser.

G) Income per Share. Per share amounts were computed by dividing income by the weighted average number of common shares outstanding, taking into consider-ation, when dilutive, common stock equivalents (stock options).

H) Supplemental Cash Flow Information. Cash paid for income taxes totaled $29,966,000 in 1993, $1,354,000 in 1992 and $2,222,000 in 1991.

I) Reclassifications. Certain amounts for 1992 and 1991 have been reclas-sified to conform to the 1993 presentation.

2. Film Contracts Payable.
The approximate future maturities of film contracts payable classified as long-term liabilities at December 31, 1993 are $11,457,000, $6,352,000, $2,779,000, $1,127,000 and $1,033,000 in 1995, 1996, 1997, 1998 and there-
after, respectively. The net present value at December 31, 1993 of such payments, discounted at 6.0%, was approximately $19,800,000.

3. Shareholders' Investment.
UTV has authorized 1,000,000 shares of preferred stock, $1 par value, that may be issued without further shareholder approval, in one or more series, the terms and provisions of which shall be set by the Board of Directors. During 1993, UTV purchased and retired 352,186 shares of its common stock at an aggregate cost of $11,188,000. During 1992 and 1991, UTV purchased and retired 177,500 and 144,321 shares of its common stock, respectively. At December 31, 1993, purchase of 831,839 additional shares of common stock had been authorized by the Board of Directors.

4. Stock Options.
UTV's 1988 stock option plan permits grants of options to purchase an ag-gregate of 800,000 shares of common stock at prices not less than the fair market value of the common stock at the time the option is granted. The plan also permits the grant of stock appreciation rights in tandem with options granted under the plan and also permits options to be designated as incentive stock options within the meaning of the Internal Revenue Code. As of December 31, 1993, approximately 434 persons were eligible to parti-cipate in the plan, 25 of whom were participating.

Options to purchase 329,000 shares have been granted under the plan. No stock appreciation rights have been granted. Options for 20,767 shares have terminated unexercised, and options for 99,733 shares have been exercised, leaving options to purchase 208,500 shares outstanding, as follows:

  Year                  Number of               Option
of Grant                 Shares                 Price
1991                      10,000                 $31.625
1992                     198,500                 $27.250

The options are exercisable in cumulative annual installments of 33-1/3%, commencing one year from the date of grant, and expire five years from the date of grant.

Proceeds from the exercise of options are credited to common stock to the extent of par value, and the remainder is credited to additional paid-in capital. Income tax benefits which accrue to UTV are credited to additional paid-in capital.

5. Income Taxes.
Income tax expense consists of the following (in thousands):

Year Ended December 31,      1993        1992        1991
Federal:
  Current                    $27,325     $4,475      $(2,600)
  Deferred                    (3,900)       100        2,125
                              23,425      4,575         (475)
State:
  Current                      6,450      2,075          775
  Deferred                       (75)       150           50
                               6,375      2,225          825
Total                        $29,800     $6,800         $350

The provisions for income taxes differed from the amounts computed by applying the federal income tax rate to income before income taxes. The elements of these differences were as follows (in thousands):

Year Ended December 31,      1993        1992        1991
Statutory federal
  income taxes               $25,768     $7,805      $1,870
State income taxes,
  net of federal income
  tax benefit                  4,136      1,469         545
Dividend exclusion              (467)    (2,685)     (2,268)
Goodwill amortization            166        161         161
Other, net                       197         50          42
                             $29,800     $6,800      $  350

Effective January 1, 1993, UTV adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The cumulative effect of adoption of SFAS 109, the amount of which was immaterial, was recorded in the first quarter of 1993.

Deferred taxes reflect timing differences in the recognition of certain income and expense items for financial accounting and income tax purposes. The components of deferred tax assets and liabilities at December 31, 1993 were as follows (in thousands):

Deferred tax assets:
  State taxes                 $3,402
  Bad debt reserve               845
  Benefits program               566
  Other                          432
                               5,245
Deferred tax liabilities:
  Depreciation                (1,817)
  Intangibles amortization      (439)
  Other                         (335)
                              (2,591)
                              $2,654

6. Pension Plans.
UTV maintains noncontributory defined benefit plans covering substantially all employees. Benefits under the plans are based upon years of service and compensation, as defined. UTV's funding policy is to contribute annually an amount sufficient to fund current service costs and to amortize the unfunded accrued liability over 25 years. Contributions are intended to provide not only for benefits attributed to service to date, but also for benefits ex-pected to be earned in the future.

The following table sets forth the estimated funded status of the plans (in thousands):

                                                       December 31,
                                                    1993          1992
Actuarial present value of:
  Vested benefit obligation                         $(9,662)      $(8,036)
  Nonvested benefit obligation                         (702)         (565)
  Accumulated benefit obligation                    (10,364)       (8,601)
  Effect of projected
    compensation increases                           (3,421)       (3,045)
  Projected benefit obligation                      (13,785)      (11,646)
Plan assets at fair value, primarily
  listed securities and U.S.
  Government securities                              13,523        11,468
Deficit                                                (262)         (178)
Unrecognized loss                                     1,032           784
Unrecognized prior service cost                         (19)         (271)
Unrecognized net obligation
  remaining from initial
  application, January 1, 1987                          125           143
Prepaid pension obligation                          $   876       $   478

Pension expense, including amounts accrued in a UTV nonqualified retirement plan for pension benefits in excess of statutory limitation, is as follows (in thousands):

Year Ended December 31,              1993         1992           1991
Service cost                        $   748      $   677        $   730
Interest cost on projected
  benefit obligation                    903          802            744
Actual return on
  plan assets                        (1,298)        (850)        (1,429)
Net amortization and
  deferral                              397           49            903
Net periodic pension cost           $   750      $   678        $   948

Assumptions used in determining the actuarial present value of the pro-jected benefit obligation were as follows:

                                     1993         1992           1991
Discount rate                        7.25%        7.75%          7.75%
Rate of increase in future
  compensation levels                4.50%        5.00%          5.00%
Expected long-term rate
  of return on assets                7.75%        7.75%          7.75%

The unrecognized net obligation is amortized over a 15-year period.

UTV also maintains other retirement plans for its employees, including stock purchase and profit sharing plans and an unqualified plan. The aggregate costs of such other plans for 1993, 1992, and 1991 were $2,172,000, $1,653,000 and $771,000, respectively.

7. Commitments and Contingencies.
The aggregate amount payable by UTV under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consol-idated Balance Sheet, totaled $28,497,000 at December 31, 1993.

At December 31, 1993, UTV was obligated under several noncancelable leases on real property and equipment that expire between 1994 and 2004. Rental expense was $1,268,000, $1,879,000 and $1,747,000 for 1993, 1992, and 1991,
respectively. Aggregate future minimum payments under such leases at December 31, 1993 are $11,374,000 with amounts of $1,261,000, $857,000, $778,000,
$763,000 and $819,000 due in 1994, 1995, 1996, 1997, and 1998, respectively.

In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of pending legal proceedings against UTV, to the extent not covered by insurance, should not have a material effect on UTV's consolidated financial position or results of operations.

United Television, Inc.
Report of Independent Accountants

To the Board of Directors and Shareholders of United Television, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of United Television, Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsi-bility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally ac-cepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for the opinion ex-pressed above. The financial statements of United Television, Inc. for the year ended December 31, 1991 were audited by other independent accountants whose report dated February 10, 1992 expressed an unqualified opinion on those statements.

/s/Price Waterhouse
Price Waterhouse
Century City, California

February 4, 1994

Management's Discussion and Analysis of Financial Condition and Results of Operations
United Television, Inc. and Subsidiaries

Liquidity and Capital Resources

        UTV's operating cash flow is generated primarily by its television broadcasting operations and generally parallels the earnings of UTV's television stations, adjusted to reflect the difference between film contract payments and film contract amortization. The relationship between such payments and amortization varies greatly between years (payments exceeded amortization by $11,272,000 in 1993 while amortization exceeded payments by $6,396,000 in 1992), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. UTV's stations generated substan-tial cash flow in 1993 and are expected to do the same in 1994. With its considerable cash and marketable securities balances, UTV continues to be well positioned to deal with the uncertainties and opportunities presented by current business conditions.

        UTV's cash flow is augmented by interest and dividend income as-sociated with its cash and marketable securities and was enhanced in 1993 by dispositions of securities. During 1993, Time Warner redeemed its convertible preferred shares held by UTV for cash and subordinated debentures. Such debentures subsequently were partially redeemed by Time Warner, and the balance was sold. The proceeds from the Time Warner dispositions, which produced 1993 pretax gains of $27,164,000, have been placed primarily in U.S. Government obligations having significantly lower yields than the securities disposed. UTV's 1993 cash flow from operations, net of tax payments related to gains on dispositions of marketable securities, totaled $4,104,000, and cash and marketable securities increased $20,416,000, to $184,155,000 at December 31, 1993.

        Working capital increased $74,066,000 during 1993 to $172,815,000 at December 31, 1993, primarily reflecting the gain on disposition of Time Warner shares, the redemption of $15,943,000 face amount of, and subsequent sale of, the remaining Time Warner 8 3/4% convertible subordinated deben-tures. These increases were in part offset by treasury stock repurchases. Working capital at December 31, 1993 remains substantially in excess of UTV's normal operating requirements.

        UTV is engaged in an ongoing review of business opportunities in media, entertainment, communications and other industries. UTV currently has no outstanding debt and believes it is capable of raising significant additional capital to augment its already substantial liquid assets, if desired, to fund any expansion.

        UTV regularly makes current commitments for programming that will not be available for telecasting until future dates and had commitments for payments for such programming totaling $28,497,000 at December 31, 1993. UTV expects to continue to satisfy these commitments in the ordinary course of business.

        UTV's Board of Directors has from time to time authorized the purchase of UTV common shares. At December 31, 1993, purchase of an addi-tional 831,839 shares was so authorized. From January 1, 1991 through December 31, 1993, 674,007 shares were purchased for an aggregate cost of $20,006,000, of which 352,186 shares were purchased during 1993 for an aggregate cost of $11,188,000.

        UTV's commitments for capital expenditures at December 31, 1993 were not material in relation to UTV's financial position. Funds for capital expenditures have generally been provided from operations. UTV expects that future capital expenditures for its present business will be funded from operations or current cash balances. UTV has no present requirement for additional capital.

Results of Operations

        1993 versus 1992.
        UTV's primary source of revenue is the sale to advertisers of time on its five television stations. UTV's 1993 net income increased 171% to $43,824,000, or $4.31 per share, from $16,155,000, or $1.54 per share, in
1992. Per share earnings for the year increased 180%, as purchases of com-mon stock under UTV's stock repurchase program reduced the average number of common shares outstanding by 3%.

        The significant earnings increase reflects record operating results at UTV's stations and substantial gains on dispositions of UTV's remaining Time Warner securities. Net revenues for the year increased 13% to a record $130,338,000, from $115,127,000 in 1992, reflecting improved demand for tele-vision advertising at UTV's stations. Operating income rose more than four-fold to $36,373,0000, from $7,853,000 in 1992. The improvement in operating income resulted from the increase in net revenue and a 23% decline in programming expenses.

        The 1993 reduction in programming expenses primarily reflects a significant decline in program amortization. Such decline is attributable to (i) airing certain syndicated programs for periods longer than originally estimated, reflecting their sustained success, (ii) the acquisition of fewer replacement programs, (iii) final determination that certain contract costs would be less than previously estimated, and (iv) generally lower costs of programming. These favorable factors are expected to moderate. However, it is anticipated that program amortization will again decrease in 1994.

        Income associated with UTV's former holdings of Time Warner secur-ities increased to $31,125,000 in 1993, from $10,828,000 in 1992, as 1993 disposition gains aggregated $27,164,000. Other nonoperating income totaled $6,126,000, up from $4,274,000 in 1992, primarily reflecting the placement of Time Warner proceeds in U.S. Government securities.

        UTV's effective tax rate rose to 41% in 1993 from 30% last year. The increase in the effective rate reflects a reduction in the propor-tionate amount of dividend income, which is not fully taxable, included in pretax income.

        1992 versus 1991.
        UTV's net income for 1992 increased 214% to $16,155,000, or $1.54 per share, from $5,151,000, or $.48 per share in 1991. Reflecting generally slug-gish demand for television advertising, except for Olympics and political advertising, net revenue for the year increased only a modest 2% to $115,127,000, from $112,902,000 in 1991. After a 17% decrease in program-
ming expenses, operating income totaled $7,853,000, reversing an operating loss of $7,278,000 in 1991.

        The 1992 reduction in programming expenses described above primarily reflects a significant decline in program amortization. The decline is attributable to the same factors as were applicable in 1993.

        Income associated with Time Warner securities rose to $10,828,000 from $9,527,000 reflecting increased dividend income. Interest and other income, net rose to $4,274,000 from $3,252,000 reflecting higher levels of invested cash and a special dividend paid on UTV's BHC common shares.




Selected Financial Data
United Television, Inc. and Subsidiaries
(In thousands of dollars, except per share data)

                                             As of and for the year ended December 31,
                                    1993         1992            1991          1990         1989
Net revenues                        $130,338     $115,127        $112,902      $118,985     $106,864
Operating income (loss)             $ 36,373     $  7,853        $ (7,278)     $  6,719     $  3,539
  Income associated with Time
    Warner and, in 1990 and
    1989, Warner securities           31,125       10,828           9,527        71,476      109,250
  Interest and other income, net       6,126        4,274           3,252         3,106        3,542
  Interest expense                         _            _               _             _       (8,029)
  Income taxes                       (29,800)      (6,800)           (350)      (32,775)     (45,700)
      Net income                    $ 43,824     $ 16,155        $  5,151      $ 48,526     $ 62,602
Net income per share                $   4.31     $   1.54        $    .48      $   4.48     $   5.72
Cash and current
  marketable securities              171,243      108,395          45,954        29,790       49,153
Total assets                         285,905      259,721         252,954       240,296      204,035
Working capital                      172,815       98,749          59,604        55,529       68,276
Long-term debt                             _            _             179           205          228
Shareholders' investment            $202,761     $167,697        $155,887      $148,500     $113,157

Quarterly Financial Information (Unaudited)
United Television, Inc. and Subsidiaries
(In thousands of dollars, except per share data)

                                       First           Second            Third             Fourth
                                      Quarter         Quarter           Quarter           Quarter          Year
Year Ended December 31, 1993
Net revenues                          $ 28,098        $ 34,527          $ 28,950          $ 38,763         $130,338
Operating income                         3,961          10,213             9,763            12,436           36,373
Net income                              13,167          14,368             7,253             9,036           43,824
Net income per share                  $   1.28        $   1.42          $    .72          $    .89         $   4.31
Year Ended December 31, 1992
Net revenues                          $ 24,923        $ 30,625          $ 26,070          $ 33,509         $115,127
Operating income (loss)                 (6,155)          2,840             3,617             7,551            7,853
Net income (loss)                       (2,127)          4,948             5,180             8,154           16,155
Net income (loss) per share           $   (.20)       $    .47          $    .49          $    .78         $   1.54


Stock Price, Dividend and Related Information

      United Television, Inc. common stock is traded in the over-the-counter market (NASDAQ symbol: UTVI) and transactions are reported in the NASDAQ National Market System. The high and low sales prices as reported by NASDAQ for the periods indicated were:

                                 1993                         1992
Quarter                   High         Low              High        Low
First                     $31.625      $27.000          $27.500     $23.750
Second                     35.000       31.250           28.000      25.250
Third                      37.000       33.250           27.500      24.000
Fourth                     43.250       36.500           29.250      25.750

     No cash dividend has been paid during the two most recent years. The present policy of UTV is to retain earnings for expansion of its business. There is no intention to pay cash dividends in the foreseeable future.

     As of February 28, 1994, there were approximately 4,100 holders of record of common stock.