Form 10-K405, Exhibit 13
UNITED TELEVISION INC
filed 1995-03-29
CIK 352942

          CONSOLIDATED STATEMENTS
             OF INCOME

          UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS, EXCEPT PER SHARE DATA)



YEAR ENDED DECEMBER 31,                            1994       1993         1992
--------------------------------------------------------------------------------
NET REVENUES                                   $150,980   $130,338     $115,127
                                               --------   --------     --------

EXPENSES:

  Operating                                      59,809     59,507       74,430

  Selling, general and administrative            38,934     34,458       32,844
                                               --------   --------     --------
                                                 98,743     93,965      107,274
                                               --------   --------     --------

     Operating income                            52,237     36,373        7,853
                                               --------   --------     --------


OTHER INCOME:

 Income associated with
    Time Warner Inc. securities                     ---     31,125       10,828

 Interest and other income, net                   7,084      6,126        4,274
                                               --------   --------     --------

                                                  7,084     37,251       15,102
                                               --------   --------     --------


    Income before provision for income taxes     59,321     73,624       22,955


PROVISION FOR INCOME TAXES                       24,150     29,800        6,800
                                               --------   --------     --------

    Net income                                 $ 35,171   $ 43,824     $ 16,155
                                               --------   --------     --------
                                               --------   --------     --------


NET INCOME PER SHARE                           $   3.50   $   4.31     $   1.54
                                               --------   --------     --------
                                               --------   --------     --------


AVERAGE COMMON SHARES OUTSTANDING                10,058     10,157       10,488
                                               --------   --------     --------
                                               --------   --------     --------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

          CONSOLIDATED STATEMENTS
             OF CASH FLOWS

          UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS)



YEAR ENDED DECEMBER 31,                        1994           1993         1992
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income                                 $35,171        $43,824      $16,155
 Adjustments to reconcile net income to net
 cash provided from operating activities:
    Film contract payments                  (33,744)       (40,925)     (36,918)
    Film contract amortization               25,179         29,653       43,314
    Depreciation and other amortization       4,776          5,052        4,904
    Gain on dispositions of Time Warner
      securities                                ---        (27,164)         ---
    Noncash dividend income                     ---            ---       (6,130)
    Changes in assets and liabilities:
      Accounts receivable                    (5,205)        (6,114)       1,216
      Prepaid and other assets                   15         (7,273)        (397)
      Accounts payable and accrued expenses   3,311          2,558         (888)
      Income taxes payable                    3,348          4,493        5,445
                                           --------       --------     --------
        Net cash provided from operating
        activities                           32,851          4,104       26,701
                                           --------       --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Disposition of Time Warner securities          ---        117,083          ---
 Sale of marketable securities               80,224        401,465      122,837
 Purchase of marketable securities          (68,014)      (516,719)    (140,393)
 Capital expenditures                        (3,615)        (2,092)      (5,925)
                                           --------       --------     --------
       Net cash provided from (used in)
       investing activities                   8,595           (263)     (23,481)
                                           --------       --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Proceeds from exercise of employee stock
   options                                      997          2,428          263
 Purchase of treasury stock                  (9,901)       (11,188)      (4,608)
      Net cash used in financing activities  (8,904)        (8,760)      (4,345)

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                            32,542         (4,919)      (1,125)

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                           11,952         16,871       17,996
                                           --------       --------     --------

CASH AND CASH EQUIVALENTS AT END OF YEAR    $44,494        $11,952      $16,871
                                           --------       --------     --------
                                           --------       --------     --------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

          CONSOLIDATED
             BALANCE SHEETS

          UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS)



DECEMBER 31,                                            1994               1993
-------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                          $ 44,494           $ 11,952
 Marketable securities                               137,549            159,291
 Accrued interest receivable                           2,005              2,888
 Accounts receivable, less allowance for doubtful
   accounts of $1,994 and $1,998, respectively        36,021             30,816
 Film contract rights                                 21,555             19,993
 Deferred tax benefit                                  3,393              4,659
 Prepaid expenses and other current assets             1,760              1,745
                                                    --------           --------
    Total current assets                             246,777            231,344
                                                    --------           --------

NONCURRENT MARKETABLE SECURITIES                      20,099             12,912
                                                    --------           --------
FILM CONTRACT RIGHTS, INCLUDING DEPOSITS, LESS
   ESTIMATED PORTION TO BE USED WITHIN ONE YEAR        8,506             10,327
                                                    --------           --------

PROPERTY AND EQUIPMENT, AT COST:

 Land, buildings and improvements                     12,201             12,188
 Equipment                                            50,244             47,867
                                                    --------           --------
                                                      62,445             60,055

 Less-Accumulated depreciation and amortization       45,742             42,797
                                                    --------           --------
                                                      16,703             17,258
                                                    --------           --------

INTANGIBLE ASSETS                                     21,981             21,981

 Less-Accumulated amortization                         8,997              8,388
                                                    --------           --------
                                                      12,984             13,593
                                                    --------           --------
OTHER ASSETS                                             607                471
                                                    --------           --------

                                                    $305,676           $285,905
                                                    --------           --------
                                                    --------           --------











DECEMBER 31,                                            1994               1993
-------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
 Film contracts payable                             $ 21,535           $ 31,484
 Accounts payable                                      3,256              2,522
 Accrued expenses                                     15,728             13,151
 Income taxes payable                                 12,753             11,372
                                                    --------           --------
     Total current liabilities                        53,272             58,529
                                                    --------           --------




FILM CONTRACTS PAYABLE AFTER ONE YEAR                 23,153             22,748
                                                    --------           --------
OTHER LIABILITIES                                      1,330              1,867
                                                    --------           --------

COMMITMENTS AND CONTINGENCIES  (NOTE 8)


SHAREHOLDERS' INVESTMENT:

 Preferred stock $1 par value; authorized
    1,000,000 shares; none issued                        ---                ---
 Common stock $.10 par value; authorized 25,000,000
   shares:  outstanding 9,975,338 and 10,145,163
   shares, respectively                                  998              1,015
 Additional paid-in capital                              133                133
 Retained earnings                                   228,181            201,613
 Reduction to reflect marketable
   securities at fair value                           (1,391)               ---
                                                    --------           --------

                                                     227,921            202,761
                                                    --------           --------

                                                    $305,676           $285,905
                                                    --------           --------
                                                    --------           --------



THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

          CONSOLIDATED STATEMENTS
             OF SHAREHOLDERS' INVESTMENT

          UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS)




                                        Common Stock
                                     ------------------ Additional                Market
                                       Shares    Dollar    Paid-in   Retained  Valuation
                                  Outstanding    Amount    Capital   Earnings    Account       Total
----------------------------------------------------------------------------------------------------
BALANCE AT
 DECEMBER 31, 1991                 10,571,780   $ 1,057    $  133    $154,697     $  ---    $155,887
 Net income                               ---       ---       ---      16,155        ---      16,155
 Excercise of options, including
   tax benefit                         13,167         1       262         ---        ---         263
 Purchase/retirement of
   treasury stock                    (177,500)      (17)     (262)     (4,329)       ---      (4,608)
                                    ---------    ------    ------     -------    -------    --------

BALANCE AT
 DECEMBER 31,1992                  10,407,447     1,041       133     166,523        ---     167,697
 Net income                               ---       ---       ---      43,824        ---      43,824
 Excercise of options, including
   tax benefit                         89,902         9     2,419         ---        ---       2,428
 Purchase/retirement of
   treasury stock                    (352,186)      (35)   (2,419)     (8,734)       ---     (11,188)
                                    ---------    ------    ------     -------    -------    --------

BALANCE AT
 DECEMBER 31, 1993                 10,145,163     1,015       133     201,613        ---     202,761
 Net income                               ---       ---       ---      35,171        ---      35,171
 Reduction to reflect marketable
   securities at fair value               ---       ---       ---         ---    (1,391)      (1,391)
 Excercise of options, including
   tax benefit                         36,597         4     1,277         ---        ---       1,281
 Purchase/retirement of
   treasury stock                    (206,422)      (21)   (1,277)     (8,603)       ---      (9,901)
                                    ---------    ------    ------     -------    -------    --------

BALANCE AT
 DECEMBER 31, 1994                  9,975,338    $  998    $  133  $  228,181   $ (1,391)   $227,921
                                    ---------    ------    ------     -------    -------    --------
                                    ---------    ------    ------     -------    -------    --------



THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

          NOTES TO CONSOLIDATED
             FINANCIAL STATEMENTS

          UNITED TELEVISION, INC. AND SUBSIDIARIES




1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(A) ORGANIZATION AND RELATED PARTIES. UTV is a majority owned (55.2% at December 31, 1994) subsidiary of BHC Communications, Inc. (BHC), a majority owned subsidiary of Chris-Craft Industries, Inc. UTV owns and operates five television stations: KBHK in San Francisco, KMSP in Minneapolis/St. Paul, KUTP in Phoenix, KTVX in Salt Lake City and KMOL in San Antonio.

     The acquisition of programming from third parties is frequently negotiated for UTV and BHC stations simultaneously. Also, UTV and BHC each incurred costs of $3,312,000, $357,000 and $1,849,000 in 1994, 1993 and 1992, respectively, for the joint production with third parties of original programming.

(B) PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of UTV and its subsidiaries, after elimination of all significant intercompany accounts and transactions.

(C) CASH AND CASH EQUIVALENTS. Cash and cash equivalents consist of cash and money market securities having maturities at time of purchase not exceeding three months, all of which are U.S. Government securities. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

(D) INVESTMENTS IN DEBT AND EQUITY SECURITIES. Effective January 1, 1994, UTV adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". In accordance with SFAS 115, prior year's financial statements have not been restated to reflect the change in accounting method.

     At December 31, 1994, marketable equity and debt securities have been classified as available for sale, as defined in SFAS 115, and as a result are stated at fair value. At December 31, 1993, marketable equity securities were stated at the lower of aggregate cost or market, while marketable debt securities were carried at amortized cost, which approximated market.

(E) FILM CONTRACT RIGHTS AND FILM CONTRACTS PAYABLE. UTV owns film contract rights which allow limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded at the contractual amounts when the programming becomes available for telecasting.

     Contract values are amortized over management's estimate of the number of showings, using primarily an accelerated method, which considers total anticipated costs of the programming and management's estimate of the flow of revenues. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities.

(F) DEPRECIATION AND AMORTIZATION. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the term of the lease, if shorter.

     Intangible assets represent the excess of cost over the net identifiable tangible assets at the respective dates of acquisition and are being amortized using the straight-line method over 17 to 40 years from acquisition.

(G) BARTER TRANSACTIONS. The estimated fair value of goods or services received in barter (nonmonetary) transactions is recognized as revenue when the air time is used by the advertiser.

(H) INCOME PER SHARE. Per share amounts were computed by dividing income by the weighted average number of common shares outstanding, taking into consideration, when dilutive, common stock equivalents (stock options).

(I) SUPPLEMENTAL CASH FLOW INFORMATION. Cash paid for income taxes totaled $20,802,000 in 1994, $29,966,000 in 1993 and $1,354,000 in 1992.

(J) RECLASSIFICATIONS. Certain amounts for 1993 and 1992 have been reclassified to conform to the 1994 presentation.

2.   MARKETABLE SECURITIES.

Marketable securities classified as current assets at December 31, 1994 include the following:

                                       FAIR
(IN THOUSANDS)                        VALUE           COST
----------------------------------------------------------
U.S. Government securities         $129,464       $134,131
Global government bond fund          10,090         10,883
                                   --------       --------
                                   $139,554       $145,014
                                   --------       --------
                                   --------       --------

     Marketable securities classified as long-term assets at December 31, 1994 include the following:


                                       FAIR
(IN THOUSANDS)                        VALUE           COST
----------------------------------------------------------
BHC Class A common stock           $ 16,648       $ 11,325
Other marketable equity securities    3,451          3,650
                                   --------       --------
                                   $ 20,099       $ 14,975
                                   --------       --------
                                   --------       --------
     The following table provides certain additional information related to UTV's marketable securities as of and for the year ended December 31, 1994:

                                       DEBT         EQUITY
(IN THOUSANDS)                   SECURITIES     SECURITIES
----------------------------------------------------------
Maturing within two years          $ 76,977       $    ---
Maturing in two to four years        52,487            ---
Gross unrealized holding gains          ---          5,323
Gross unrealized holding losses       4,667            993
Sales proceeds                       80,224            ---
Realized gains                           76            ---
Realized losses                         306            ---

     For purposes of computing realized gains and losses, cost was determined using the specific identification method.

     Current marketable securities at December 31, 1993 include the following:

                                       FAIR
(IN THOUSANDS)                        VALUE           COST
----------------------------------------------------------
U.S. Government securities         $150,711       $151,686
Global government bond fund          10,404         10,493
                                   --------       --------
                                   $161,115       $162,179
                                   --------       --------
                                   --------       --------

     Long-term marketable securities at December 31, 1993 include the following:

                                       FAIR
(IN THOUSANDS)                        VALUE           COST
----------------------------------------------------------
BHC Class A common stock           $ 18,573       $ 11,325
Other marketable equity securities    1,466          1,587
                                   --------       --------
                                   $ 20,039       $ 12,912
                                   --------       --------
                                   --------       --------
3.   FILM CONTRACTS PAYABLE.

The approximate future maturities of film contracts payable classified as long-term liabilities at December 31, 1994 are $10,091,000, $8,565,000, $2,629,000, $1,210,000 and $658,000 in 1996, 1997, 1998, 1999 and thereafter, respectively.

     The net present value at December 31, 1994 of such payments, discounted at 8.5%, was approximately $19,000,000.

4.   SHAREHOLDERS' INVESTMENT.

UTV has authorized 1,000,000 shares of preferred stock, $1 par value, that may be issued without further shareholder approval, in one or more series, the terms and provisions of which shall be set by the Board of Directors.

     During 1994, UTV purchased and retired 206,422 shares of its common stock at an aggregate cost of $9,901,000. During 1993 and 1992, UTV purchased and retired 352,186 and 177,500 shares of its common stock, respectively. At December 31, 1994, purchase of 625,417 additional shares of common stock had been authorized by the Board of Directors. In January 1995, the Board authorized the repurchase of an additional 1,000,000 shares.

5.   STOCK OPTIONS.

UTV's 1988 stock option plan permits grants of options to purchase an aggregate of 800,000 shares of common stock at prices not less than the fair market value of the common stock at the time the option is granted.
The plan also permits the grant of stock appreciation rights in tandem with options granted under the plan and also permits options to be designated as incentive stock options within the meaning of the Internal Revenue Code. As of December 31, 1994, approximately 435 persons were eligible to participate in the plan, 51 of whom were participating.

     Options to purchase 546,500 shares have been granted under the plan. No stock appreciation rights have been granted. Options for 23,767 shares have been terminated unexcercised, and options for 136,330 shares have been exercised, leaving options to purchase 386,403 shares outstanding as follows:

               Year of               Number of              Option
                Grant                  Shares                Price
               ---------------------------------------------------
                1991                   10,000              $31.625
                1992                  158,903               27.250
                1994                  217,500               53.500

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

6.   INCOME TAXES.

Income tax expense consists of the following:

                                              YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                          1994           1993           1992
--------------------------------------------------------------------------------
Federal:
  Current                            $17,702        $27,325         $4,475
  Deferred                             1,623         (3,900)           100
                                     -------        -------         ------
                                      19,325         23,425          4,575
                                     -------        -------         ------

State:
  Current                              4,868          6,450          2,075
  Deferred                               (43)           (75)           150
                                     -------        -------         ------
                                       4,825          6,375          2,225
                                     -------        -------         ------
Total                                $24,150        $29,800         $6,800
                                     -------        -------         ------
                                     -------        -------         ------


     The provisions for income taxes differed from the amounts computed by applying the federal income tax rate to income before income taxes. The elements of these differences were as follows:

                                              YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                          1994           1993           1992
--------------------------------------------------------------------------------
Statutory federal
  income taxes                       $20,762        $25,768         $7,805
State income taxes,
  net of federal income
  tax benefit                          3,127          4,136          1,469
Dividend exclusion                       (36)          (467)        (2,685)
Goodwill amortization                    102            166            161
Other, net                               195            197             50
                                      ------         ------         ------
                                     $24,150        $29,800         $6,800
                                      ------         ------         ------
                                      ------         ------         ------

     Effective January 1, 1993, UTV adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". The cumulative effect of adoption of SFAS 109, the amount of which was immaterial, was recorded in the first quarter of 1993.

     Deferred taxes reflect temporary differences in the recognition of certain income and expense items for financial accounting and income tax purposes. The components of deferred tax assets and liabilities were as follows:

                                                      DECEMBER 31,
(IN THOUSANDS)                               1994                     1993
--------------------------------------------------------------------------------
Deferred tax assets:
  State taxes                           $    1,618              $    3,402
  SFAS 115 adjustment                          989                      --
  Bad debt reserve                             842                     845
  Benefits program                             667                     566
  Other                                        396                     432
                                        ----------               ---------
                                             4,512                   5,245
                                        ----------               ---------
Deferred tax liabilities:
  Depreciation                              (1,796)                 (1,817)
  Intangibles amortization                    (519)                   (439)
  Other                                       (134)                   (335)
                                        ----------               ----------
                                            (2,449)                 (2,591)
                                        ----------               ----------
                                        $    2,063              $    2,654
                                        ----------               ----------
                                        ----------               ----------

7.   PENSION PLANS.

UTV maintains noncontributory defined benefit plans covering substantially all employees. Benefits under the plans are based upon years of service and compensation, as defined. UTV's funding policy is to contribute annually an amount sufficient to fund current service costs and to amortize the unfunded accrued liability over 25 years. Contributions are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future.

     The following table sets forth the funded status of the plans:


                                                      DECEMBER 31,
(IN THOUSANDS)                               1994                     1993
--------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation             $ (10,804)                $ (9,662)
  Nonvested benefit obligation               (735)                    (702)
                                        ---------                 --------
  Accumulated benefit obligation          (11,539)                 (10,364)
  Effect of projected
   compensation increases                  (3,546)                  (3,421)
                                        ---------                 --------
     Projected benefit obligation         (15,085)                 (13,785)
Plan assets at fair value, primarily
  listed securities and U.S.
  Government securities                    13,800                   13,523
                                        ---------                ---------
Deficit                                    (1,285)                    (262)
Unrecognized loss                           1,781                    1,032
Unrecognized prior service cost              (219)                     (19)
Unrecognized net obligation
  remaining from initial
  application, January 1, 1987                111                      125
                                        ---------                ---------
     Prepaid pension obligation         $     388                 $    876
                                        ---------                ---------
                                        ---------                ---------

     The unrecognized net obligation is being amortized over a 15-year period.

     Pension expense, including amounts accrued in a UTV nonqualified retirement plan for pension benefits in excess of statutory limitations, is as follows:

                                              YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                          1994            1993           1992
--------------------------------------------------------------------------------
Service cost                            $805            $748           $677

Interest cost on projected
  benefit obligation                     979             903            802

Actual return
  on plan assets                        (450)         (1,298)          (850)

Net amortization
  and deferral                          (606)            397             49
                                     -------         -------        -------

Net periodic
  pension cost                          $728            $750           $678
                                     -------         -------        -------
                                     -------         -------        -------

     Assumptions used in determing the actuarial present value of the projected benefit obligation were as follows:


                                        1994           1993           1992
--------------------------------------------------------------------------------
Discount rate                           7.25%          7.25%          7.75%

Rate of increase in
  future compensation
  levels                                4.50%          4.50%          5.00%

Expected long-term
  rate of return
  on assets                             7.75%          7.75%          7.75%

     UTV also maintains other retirement plans for its employees, including stock purchase and profit sharing plans. The aggregate costs of such other plans for 1994, 1993 and 1992, including accruals in the nonqualified plan referred to above, were $2,538,000, $2,172,000 and $1,653,000, respectively.

8.   COMMITMENTS AND CONTINGENCIES.

The aggregate amount payable by UTV under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheet, totaled $45,416,000 at December 31, 1994.

     At December 31, 1994, UTV was obligated under several noncancelable leases on real property and equipment that expire between 1995 and 2009.
Rental expense was $1,546,000, $1,268,000 and $1,879,000 for 1994, 1993,
and 1992, respectively. Aggregate future minimum rental payments under such leases at December 31, 1994 are $13,254,000, with amounts of $1,394,000, $1,360,000, $1,329,000, $1,378,000 and $1,258,000 due in 1995, 1996, 1997, 1998,
and 1999, respectively.

     In the opinion of management, after taking into account opinions of counsel with respect thereto, the ultimate resolution of pending legal proceedings against UTV, to the extent not covered by insurance, will not have a material effect on UTV's consolidated financial position or results of operations.

9.   RELATED PARTY TRANSACTIONS.

Included in selling, general and administrative expenses are management and directors' fees UTV paid Chris-Craft of $570,000, $549,000 and $534,000 in 1994, 1993 and 1992, respectively, and a management fee UTV paid BHC of $1,750,000 in 1994.

REPORT OF INDEPENDENT ACCOUNTANTS

UNITED TELEVISION, INC. AND SUBSIDIARIES

To the Board of Directors and Shareholders of United Television, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of United Television, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP

Century City, California
February 10, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS

UNITED TELEVISION, INC. AND SUBSIDIARIES


LIQUIDITY AND CAPITAL RESOURCES


     UTV's operating cash flow is generated primarily by its television broadcasting operations and generally parallels the earnings of UTV's television stations, adjusted to reflect the difference between film contract payments and film contract amortization. The relationship between such payments and amortization may vary greatly between years (payments exceeded amortization by $8,565,000 and $11,272,000 in 1994 and 1993, respectively), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. UTV's stations generated substantial cash flow in 1994 and are expected to do the same in 1995. With its considerable cash and marketable securities balances, UTV continues to be well positioned to pursue new opportunities or deal effectively with uncertainties that may arise in the television broadcasting industry or economic environment.
     UTV's cash flow is augmented by interest and dividend income associated with its cash and marketable securities. UTV's 1994 cash flow from operations totaled $32,851,000, and cash and marketable securities increased $17,987,000 to $202,142,000 at December 31, 1994.
     Working capital increased $20,690,000 during 1994 to $193,505,000 at December 31, 1994, primarily reflecting cash generated from operations, partially offset by treasury stock repurchases. Working capital at December 31, 1994 remains substantially in excess of UTV's normal operating requirements.
     UTV is engaged in an ongoing review of business opportunities in media, entertainment, communications and other industries. UTV currently has no outstanding debt and believes it is capable of raising significant additional capital to augment its already substantial liquid assets, if desired, to fund any expansion.
     UTV regularly makes current commitments for programming that will not be available for telecasting until future dates and had commitments for payments for such programming totalling $45,416,000 at December 31, 1994.
UTV expects to continue to satisfy these commitments in the ordinary course of business.
     UTV's Board of Directors has from time to time authorized the purchase of UTV common shares. At December 31, 1994, purchase of an additional
625,417 shares was so authorized. In January 1995, the Board authorized the repurchase of an additional 1,000,000 shares. From January 1, 1992 through December 31, 1994, 736,108 shares were purchased for an aggregate cost of $25,698,000, of which 206,422 shares were purchased during 1994 for an aggregate cost of $9,901,000.
     In February 1995, the Board of Directors declared UTV's first dividend of $.50 per share. The Board intends each year to consider the declaration of a cash dividend.
     UTV's commitments for capital expenditures at December 31, 1994 were not material in relation to UTV's financial position. Funds for capital expenditures have generally been provided from operations. UTV expects that future capital expenditures for its present business will be funded from operations or current cash balances. UTV has no present requirement for additional capital.

RESULTS OF OPERATIONS

     1994 VERSUS 1993. UTV's primary source of revenue is the sale to advertisers of time on its five television stations. UTV's 1994 net income increased 42% to $35,171,000, or $3.50 per share, from $24,749,000, or $2.44 per share, in 1993 (before income associated with interests in Time Warner Inc.). Including Time Warner income, last year's net income was $43,824,000, or $4.31 per share.
     The significant earnings increase reflects record operating results at UTV's stations. Net revenues for the year increased 16% to a record $150,980,000, from $130,338,000 in 1993, reflecting improved demand for television advertising at UTV's stations. Operating income rose 44% to a record $52,237,000, from $36,373,000 in 1993. The improvement in operating income resulted primarily from the increase in net revenue. Programming expenses, which had been declining in recent years, rose just
1% in 1994. It is expected that programming expenses will not increase significantly in 1995.
     1993 VERSUS 1992. UTV's 1993 net income increased 171% to $43,824,000, or $4.31 per share, from $16,155,000, or $1.54 per share, in 1992. Per share earnings for the year increased 180%, as purchases of common stock under UTV's stock repurchase program reduced the average number of common shares outstanding by 3%.
     The significant earnings increase reflects record operating results at UTV's stations and substantial gains on disposition of UTV's remaining
Time Warner securities. Net revenues for the year increased 13% to a record $130,338,000, from $115,127,000 in 1992, reflecting improved demand for television advertising at UTV's stations. Operating income rose more than four fold to $36,373,000, from $7,853,000 in 1992. The improvement in operating income resulted from the increase in net revenue and a 23% decline in programming expenses.
     The 1993 reduction in programming expenses primarily reflects a significant decline in program amortization. Such decline is attributable to (i) airing certain syndicated programs for periods longer than originally estimated, reflecting their sustained success, (ii) the acquisition of fewer replacement programs, (iii) final determination that certain contract costs would be less than previously estimated, and (iv) generally lower costs of programming.
     Income associated with UTV's former holdings of Time Warner securities increased to $31,125,000 in 1993 from $10,828,000 in 1992, as disposition gains aggregated $27,164,000. Other nonoperating income totaled $6,126,000, up from $4,274,000, primarily reflecting the placement of Time Warner proceeds in U.S. Government securities.
     UTV's effective tax rate rose to 41% in 1993 from 30% in 1992. The increase in the effective rate reflects a reduction in the proportionate amount of dividend income, which is not fully taxable, included in pretax income.

SELECTED FINANCIAL DATA

UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)


AS OF AND FOR THE YEAR ENDED DECEMBER 31,         1994           1993           1992           1991           1990
------------------------------------------------------------------------------------------------------------------------------------
NET REVENUES                                   $150,980       $130,338       $115,127       $112,902       $118,885
                                               --------       --------       --------       --------       --------
                                               --------       --------       --------       --------       --------

OPERATING INCOME (LOSS)                        $ 52,237       $ 36,373       $  7,853       $ (7,278)      $  6,719

  Income associated with Time Warner and,
    in 1990, Warner securities                       --         31,125         10,828          9,527         71,476

  Interest and other income, net                  7,084          6,126          4,274          3,252          3,106

  Income taxes                                  (24,150)       (29,800)        (6,800)          (350)       (32,775)
                                               --------       --------      ---------       --------       --------

    Net income                                 $ 35,171       $ 43,824       $ 16,155       $  5,151       $ 48,526
                                               --------       --------      ---------      ---------       --------
                                               --------       --------      ---------      ---------       --------

NET INCOME PER SHARE                           $   3.50       $   4.31       $   1.54       $    .48       $   4.48

CASH AND CURRENT MARKETABLE SECURITIES          182,043        171,243        108,395         45,954         29,790

TOTAL ASSETS                                    305,676        285,905        259,721        252,954        240,296

WORKING CAPITAL                                 193,505        172,815         98,749         59,604         55,529

LONG-TERM DEBT                                       --             --             --            179            205

SHAREHOLDERS' INVESTMENT                       $227,921       $202,761       $167,697       $155,887       $148,500

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)


                                                  FIRST         SECOND          THIRD         FOURTH
YEAR ENDED DECEMBER 31, 1994                    QUARTER        QUARTER        QUARTER        QUARTER           YEAR
------------------------------------------------------------------------------------------------------------------------------------

NET REVENUES                                    $32,107        $37,773        $34,426        $46,674       $150,980

OPERATING INCOME                                  9,392         13,010         10,374         19,461         52,237

NET INCOME                                        6,375          8,815          7,479         12,502         35,171

NET INCOME PER SHARE                            $   .63        $   .87        $   .75        $  1.25       $   3.50


YEAR ENDED DECEMBER 31, 1993
------------------------------------------------------------------------------------------------------------------------------------
NET REVENUES                                    $28,098        $34,527        $28,950        $38,763       $130,338

OPERATING INCOME                                  3,961         10,213          9,763         12,436         36,373

NET INCOME                                       13,167         14,368          7,253          9,036         43,824

NET INCOME PER SHARE                            $  1.28        $  1.42        $   .72        $   .89       $   4.31

STOCK PRICE, DIVIDEND AND RELATED INFORMATION

     United Television, Inc. common stock is traded in the over-the-counter market (NASDAQ symbol: UTVI), and transactions are reported in the NASDAQ National Market System.

     The high and low sales prices as reported by NASDAQ for the periods indicated were:

                                   1994                           1993
                          ---------------------        ------------------------
Quarter                      High          Low            High            Low
--------------------------------------------------------------------------------
First                     $43.750       $40.000        $31.625         $27.000
Second                     49.000        40.500         35.000          31.250
Third                      54.000        47.000         37.000          33.250
Fourth                     54.750        51.250         43.250          36.500


  No cash dividend was paid during the two most recent fiscal years. In February 1995, UTV declared its first dividend of $.50 per share. The Board of Directors intends each year to consider the declaration of a cash dividend.

  As of February 28, 1995, there were approximately 3,900 holders of record of common stock.