Form 10-K405, Exhibit 13
period 1995-12-31
UNITED TELEVISION INC
filed 1996-03-29
CIK 352942

         CONSOLIDATED STATEMENTS
            OF INCOME

         UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS, EXCEPT PER SHARE DATA)


YEAR ENDED DECEMBER 31,                     1995       1994       1993
----------------------------------------------------------------------
NET REVENUES                            $165,559   $150,980   $130,338
                                        --------   --------   --------

EXPENSES:
   Operating                              62,865     59,809     59,507

   Selling, general and administrative    51,812     38,934     34,458
                                        --------   --------   --------
                                         114,677     98,743     93,965
                                        --------   --------   --------

OPERATING INCOME                          50,882     52,237     36,373
                                        --------   --------   --------

OTHER INCOME:

   Interest and other income              10,290      7,084      6,126

   Income associated with
      Time Warner Inc. securities            ---        ---     31,125
                                        --------   --------   --------

                                          10,290      7,084     37,251
                                        --------   --------   --------

INCOME BEFORE PROVISION
  FOR INCOME TAXES                        61,172     59,321     73,624
                                        --------   --------   --------

      Provision for income taxes          24,300     24,150     29,800
                                        --------   --------   --------

NET INCOME                              $ 36,872   $ 35,171   $ 43,824
                                        --------   --------   --------
                                        --------   --------   --------

NET INCOME PER SHARE                    $   3.78   $   3.50   $   4.31
                                        --------   --------   --------
                                        --------   --------   --------

AVERAGE COMMON SHARES OUTSTANDING          9,757     10,058     10,157
                                        --------   --------   --------
                                        --------   --------   --------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

         CONSOLIDATED STATEMENTS
            OF CASH FLOWS

         UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS)


YEAR ENDED DECEMBER 31,                                   1995       1994       1993
------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                         $ 36,872   $ 35,171   $ 43,824
   Adjustments to reconcile net income to
    net cash provided from operating activities:
      Film contract payments                           (25,023)   (33,744)   (40,925)
      Film contract amortization                        27,732     25,179     29,653
      Depreciation and other amortization                4,655      4,776      5,052
      Gain on dispositions of Time Warner securities       ---        ---    (27,164)
      (Gain) loss on dispositions of other
       marketable securities                              (738)       230       (162)
      Changes in assets and liabilities:
         Accounts receivable                            (2,913)    (5,205)    (6,114)
         Prepaid and other assets                       (1,491)        15     (7,273)
         Accounts payable and accrued expenses           5,051      3,311      2,558
         Income taxes payable                           (3,463)     3,348      4,493
                                                      --------   --------   --------
            Net cash provided from operating
             activities                                 40,682     33,081      3,942
                                                      --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Disposition of Time Warner securities                   ---        ---    117,083
   Sales of marketable securities                       49,874     80,224    401,465
   Purchases of marketable securities                  (82,004)   (68,244)  (516,557)
   Capital expenditures                                 (2,807)    (3,615)    (2,092)
                                                      --------   --------   --------
            Net cash (used in) provided from
             investing activities                      (34,937)     8,365       (101)
                                                      --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Dividend paid                                        (4,911)       ---        ---
   Proceeds from exercise of employee
    stock options                                        2,009        997      2,428
   Purchases of treasury stock                         (30,449)    (9,901)   (11,188)
                                                      --------   --------   --------
            Net cash used in financing activities      (33,351)    (8,904)    (8,760)
                                                      --------   --------   --------

NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS                                    (27,606)    32,542     (4,919)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR          44,494     11,952     16,871
                                                      --------   --------   --------

CASH AND CASH EQUIVALENTS AT END OF YEAR              $ 16,888   $ 44,494   $ 11,952
                                                      --------   --------   --------
                                                      --------   --------   --------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

          CONSOLIDATED
             BALANCE SHEETS
          UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS)


DECEMBER 31,                                                           1995           1994
------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                       $ 16,888       $ 44,494
   Marketable securities                                            174,478        137,549
   Accrued interest receivable                                        2,147          2,005
   Accounts receivable, less allowance for doubtful accounts
      of $1,690 and $1,994, respectively                             38,934         36,021
   Film contract rights                                              27,343         21,555
   Deferred tax benefit                                               3,679          3,393
   Prepaid expenses and other current assets                          1,773          1,760
                                                                   --------       --------
      Total current assets                                          265,242        246,777
                                                                   --------       --------

NONCURRENT MARKETABLE SECURITIES                                     29,538         20,099
                                                                   --------       --------

FILM CONTRACT RIGHTS, INCLUDING DEPOSITS, LESS
   ESTIMATED PORTION TO BE USED WITHIN ONE YEAR                       7,943          8,506
                                                                   --------       --------

PROPERTY AND EQUIPMENT, AT COST:
   Land, buildings and improvements                                  12,339         12,201
   Equipment                                                         51,720         50,244
                                                                   --------       --------
                                                                     64,059         62,445
   Less - Accumulated depreciation and amortization                  48,634         45,742
                                                                   --------       --------
                                                                     15,425         16,703
                                                                   --------       --------

INTANGIBLE ASSETS                                                    21,981         21,981
   Less - Accumulated amortization                                    9,607          8,997
                                                                   --------       --------
                                                                     12,374         12,984
                                                                   --------       --------
OTHER ASSETS                                                            465            607
                                                                   --------       --------

                                                                   $330,987       $305,676
                                                                   --------       --------
                                                                   --------       --------


DECEMBER 31,                                                           1995           1994
------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
   Film contracts payable                                          $ 25,617       $ 21,535
   Accounts payable                                                   3,199          3,256
   Accrued expenses                                                  19,477         15,728
   Income taxes payable                                               8,885         12,753
                                                                   --------       --------
      Total current liabilities                                      57,178         53,272
                                                                   --------       --------


FILM CONTRACTS PAYABLE AFTER ONE YEAR                                25,489         23,153
                                                                   --------       --------

OTHER LIABILITIES                                                     7,851          1,330
                                                                   --------       --------

COMMITMENTS AND CONTINGENCIES (NOTE 9)


SHAREHOLDERS' INVESTMENT:
   Preferred stock $1 par value; authorized
      1,000,000 shares; none issued                                      --             --
   Common stock $.10 par value; authorized 25,000,000 shares;
      outstanding 9,609,037 and 9,975,338 shares, respectively          961            998
   Additional paid-in capital                                           133            133
   Retained earnings                                                232,839        228,181
   Adjustment to reflect marketable
      securities at fair value                                        6,536        (1,391)
                                                                   --------       --------
                                                                    240,469        227,921
                                                                   --------       --------
                                                                   $330,987       $305,676
                                                                   --------       --------
                                                                   --------       --------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

         CONSOLIDATED STATEMENTS
            OF SHAREHOLDERS' INVESTMENT

         UNITED TELEVISION, INC. AND SUBSIDIARIES

(DOLLARS IN THOUSANDS)

                                        Common Stock
                                     -------------------  Additional               Market
                                          Shares  Dollar     Paid-in  Retained  Valuation
                                     Outstanding  Amount     Capital  Earnings    Account     Total
---------------------------------------------------------------------------------------------------
BALANCE AT
 DECEMBER 31, 1992                   10,407,447   $1,041   $   133    $166,523   $   ---   $167,697
  Net income                                ---      ---       ---      43,824       ---     43,824
  Exercise of options including
   tax benefit                           89,902        9     2,419         ---       ---      2,428
  Purchase/retirement of
      treasury stock                   (352,186)     (35)   (2,419)     (8,734)      ---    (11,188)
                                     ----------   ------   -------    --------   -------   --------

BALANCE AT
 DECEMBER 31, 1993                   10,145,163    1,015       133     201,613       ---    202,761
  Net income                                ---      ---       ---      35,171       ---     35,171
  Adjustment to reflect marketable
   securities at fair value                 ---      ---       ---         ---    (1,391)    (1,391)
  Exercise of options, including
   tax benefit                           36,597        4     1,277         ---       ---      1,281
  Purchase/retirement of
   treasury stock                      (206,422)     (21)   (1,277)     (8,603)      ---     (9,901)
                                     ----------   ------   -------    --------   -------   --------

BALANCE AT
 DECEMBER 31, 1994                    9,975,338      998       133     228,181    (1,391)   227,921
   Net income                               ---      ---       ---      36,872       ---     36,872
   Cash dividend                            ---      ---       ---      (4,911)      ---     (4,911)
   Adjustment to reflect marketable
    securities at fair value                ---      ---       ---         ---     7,927      7,927
   Exercise of options, including
    tax benefit                          66,867        6     3,103         ---       ---      3,109
   Purchase/retirement of
    treasury stock                     (433,168)     (43)   (3,103)    (27,303)      ---    (30,449)
                                     ----------   ------   -------    --------   -------   --------

BALANCE AT
 DECEMBER 31, 1995                    9,609,037   $  961   $   133    $232,839   $ 6,536   $240,469
                                     ----------   ------   -------    --------   -------   --------
                                     ----------   ------   -------    --------   -------   --------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

         NOTES TO CONSOLIDATED
            FINANCIAL STATEMENTS
         UNITED TELEVISION, INC. AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(A) ORGANIZATION AND RELATED PARTIES. UTV is a majority owned (57.3% at December 31, 1995) subsidiary of BHC Communications, Inc. (BHC), a majority owned subsidiary of Chris-Craft Industries, Inc. (Chris-Craft). UTV owns and operates five television stations: KBHK in San Francisco, KMSP in Minneapolis/St. Paul, KUTP in Phoenix, KTVX in Salt Lake City and KMOL in San Antonio; United Television Sales, Inc. (UTS), a national sales representative organization which currently represents UTV's five stations and the three stations owned by BHC; and United Entertainment Group, Inc., which with BHC jointly produces first-run programming for national distribution to television stations. UTV's revenues are derived entirely from television broadcasting and are, therefore, subject to the vagaries of the advertising industry.

    Effective January 1, 1995, UTV entered into a state tax sharing agreement with BHC under which agreement UTV continues to provide taxes on a separate company basis.

    The acquisition of programming from third parties is frequently negotiated for UTV and BHC stations simultaneously.

(B) BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of UTV and its subsidiaries, after elimination of all significant intercompany accounts and transactions. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. Certain amounts for 1994 and 1993 have been reclassified to conform with the 1995 presentation.

(C) CASH AND CASH EQUIVALENTS. Cash and cash equivalents consist of cash and U.S. Government securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

(D) INVESTMENTS IN DEBT AND EQUITY SECURITIES. Effective January 1, 1994, UTV adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS 115, all of UTV's marketable securities have been categorized as available for sale and are carried at fair market value.

(E) FILM CONTRACT RIGHTS AND FILM CONTRACTS PAYABLE. UTV owns film contract rights which allow limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded at the contractual amounts when the programming becomes available for telecasting.

    Contract values are amortized over management's estimate of the number of showings, using primarily an accelerated method, which considers total anticipated costs of the programming and management's estimate of the flow of revenues. In the opinion of management, future revenue related to the airing of remaining film contract rights will be sufficient to recover unamortized costs at December 31, 1995. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities.

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

(G) REVENUE RECOGNITION AND BARTER TRANSACTIONS. Revenue is recognized upon broadcast of television advertising. The estimated fair value of goods or services received in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue was $12,114,000, $11,155,000 and $9,580,000 in 1995, 1994 and 1993, respectively, and barter expense was $12,025,000, $11,328,000 and $9,642,000 in the three years, respectively.

(H) NET INCOME PER SHARE. Per share amounts were computed by dividing net income by the weighted average number of common shares outstanding, taking into consideration, when dilutive, common stock equivalents (stock options).

(I) SUPPLEMENTAL CASH FLOW INFORMATION. Cash paid for income taxes totaled $27,763,000 in 1995, $20,802,000 in 1994 and $29,966,000 in 1993.

2. MARKETABLE SECURITIES.

Marketable securities include the following:

                                             FAIR
(IN THOUSANDS)                              VALUE           COST
----------------------------------------------------------------
CURRENT ASSETS:
  December 31, 1995
  U.S. Government securities             $166,617       $164,701
  Global government bond fund              10,008         10,000
                                         --------       --------
                                         $176,625       $174,701
                                         --------       --------
                                         --------       --------

  December 31, 1994
  U.S. Government securities             $129,464       $134,131
  Global government bond fund              10,090         10,883
                                         --------       --------
                                         $139,554       $145,014
                                         --------       --------
                                         --------       --------

NONCURRENT ASSETS:
  December 31, 1995
  BHC Class A common stock               $ 21,404       $ 11,325
  Other marketable equity securities        8,134          6,836
                                         --------       --------
                                         $ 29,538       $ 18,161
                                         --------       --------
                                         --------       --------

  December 31, 1994
  BHC Class A common stock               $ 16,648       $ 11,325
  Other marketable equity securities        3,451          3,650
                                         --------       --------
                                         $ 20,099       $ 14,975
                                         --------       --------
                                         --------       --------

    The following table provides certain additional information related to UTV's marketable securities as of and for the year ended December 31, 1995:

                                                 DEBT       EQUITY
(IN THOUSANDS)                             SECURITIES   SECURITIES
------------------------------------------------------------------
Maturing within two years                    $151,727      $   ---
Maturing in two to three years                 12,743          ---
Gross unrealized holding gains                    484       11,442
Gross unrealized holding losses                   707           65
Sales proceeds                                 45,374        4,500
Realized gains                                     31          729
Realized losses                                    22          ---

    For purposes of computing realized gains and losses, cost was determined using the specific identification method.

3. FILM CONTRACTS PAYABLE.

The approximate future maturities of film contracts payable classified as noncurrent liabilities at December 31, 1995 are $15,204,000, $7,309,000, $1,930,000, $600,000 and $446,000 in 1997, 1998, 1999, 2000 and thereafter, respectively. The net present value at December 31, 1995 of such payments, discounted at 8.5%, was approximately $21,500,000.

4. SHAREHOLDERS INVESTMENT.

UTV has authorized 1,000,000 shares of preferred stock, $1 par value, that may be issued without further shareholder approval, in one or more series, the terms and provisions of which shall be set by the Board of Directors.

    During 1995, UTV purchased and retired 433,168 shares of its common stock at an aggregate cost of $30,449,000. During 1994 and 1993, UTV purchased and retired 206,422 and 352,186 shares of its common stock, respectively. At December 31, 1995, purchase of 1,192,249 additional shares of common stock had been authorized by the Board of Directors.

5. STOCK OPTIONS.

Under the UTV 1988 Stock Option Plan, options (including Incentive Stock Options) to purchase shares of common stock may be granted from time to time to employees of UTV and its parent and subsidiaries, at prices not less than fair market value at date of grant. Options are exercisable in cumulative annual installments of 33 1/3% commencing one year from date of grant, and expire over a period determined by the Plan Committee, which may not exceed ten years (five years in the case of ISO's) from date of grant. Options currently outstanding expire five years from date of grant.

    The Plan permits the Plan Committee to award stock appreciation rights to holders of options granted under the Plan. Such rights entitle the holders, in lieu of exercising their options, to receive payment from UTV in cash, stock or a combination thereof, equal to the greater of the appreciation in market value or book value of the shares covered by exercisable options. No stock appreciation rights have been awarded under the Plan. The Plan permits grants to purchase an aggregate of 800,000 shares. Transactions under the Plan during the two years ended December 31, 1995 were as follows:


(DOLLARS IN THOUSANDS,        SHARES                       OPTION PRICE
EXCEPT PER SHARE DATA)  UNDER OPTION               PER SHARE          TOTAL
-----------------------------------------------------------------------------
OUTSTANDING,
  DECEMBER 31, 1993          208,500        $27.25 - $31.625         $ 5,725
   Granted                   217,500                  $53.50          11,636
   Exercised                 (36,597)                 $27.25            (997)
   Canceled                   (3,000)                 $27.25             (81)
                             -------         ---------------         -------
OUTSTANDING,
  DECEMBER 31, 1994          386,403         $27.25 - $53.50          16,283
   Granted                       ---                     ---             ---
   Exercised                 (66,867)        $27.25 - $53.50          (2,009)
                             -------         ---------------         -------
OUTSTANDING,
  DECEMBER 31, 1995          319,536         $27.25 - $53.50         $14,274
                             -------         ---------------         -------
                             -------         ---------------         -------

    At December 31, 1995, options outstanding under the Plan were exercisable for 174,536 shares at prices ranging from $27.25 to $53.50 per share and options for 277,267 shares were available for grant. Options outstanding expire at various dates from April 1996 through December 1999.

    In addition to options granted under the Plan, during 1995 UTV granted a stock option to purchase 100,000 shares at $88.75 per share (the fair market value at date of grant), on terms essentially similar to those of the 1988 Plan.

    Under the 1995 Director Stock Option Plan, adopted by UTV shareholders in April 1995, a fixed number of immediately exercisable options to purchase shares of common stock are granted annually to each nonemployee director of UTV at prices equal to fair market value at date of grant. In 1995, prior service options for 40,500 shares, at a price per share of $58.00, and current service options for 7,000 shares, at a price per share of $62.25, were granted to directors. At December 31, 1995, options for all such shares were outstanding and 132,500 shares were available for grant.

    Proceeds from the exercise of options are credited to common stock to the extent of par value, and the remainder is credited to additional paid-in capital. Income tax benefits which accrue to UTV are credited to additional paid-in capital.

    UTV expects to adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," in 1996 and intends to retain the intrinsic value method of accounting for stock-based compensation which it currently uses.

6. INCOME TAXES.

Income tax expense consists of the following:


                                    YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                  1995         1994         1993
--------------------------------------------------------------
Federal:
  Current                    $19,425      $17,702      $27,325
  Deferred                       375        1,623       (3,900)
                             -------      -------      -------
                              19,800       19,325       23,425
                             -------      -------      -------

State:
  Current                      4,450        4,868        6,450
  Deferred                        50          (43)         (75)
                             -------      -------      -------
                               4,500        4,825        6,375
                             -------      -------      -------
Total                        $24,300      $24,150      $29,800
                             -------      -------      -------
                             -------      -------      -------

    The provisions for income taxes differed from the amounts computed by applying the federal income tax rate to income before income taxes. The elements of these differences were as follows:


                                    YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                  1995         1994         1993
---------------------------------------------------------------
Statutory federal income
 taxes                       $21,410      $20,762      $25,768
State income taxes, net
 of federal income tax
 benefit                       2,957        3,127        4,136
Dividend exclusion              (108)         (36)        (467)
Goodwill amortization            102          102          166
Other, net                       (61)         195          197
                             -------      -------      -------
Total                        $24,300      $24,150      $29,800
                             -------      -------      -------
                             -------      -------      -------


    Deferred taxes reflect timing differences in the recognition of certain income and expense items for financial accounting and income tax purposes. The components of deferred tax assets and liabilities were as follows:


                                                DECEMBER 31,
(IN THOUSANDS)                               1995         1994
--------------------------------------------------------------
Deferred tax assets:
    State taxes                           $ 1,644      $ 1,618
    SFAS 115 adjustment                       ---          989
    Bad debt reserve                          699          842
    Vacation accrual                          416          388
    Benefits program                          950          667
    Other                                     616            8
                                          -------      -------
                                            4,325        4,512
                                          -------      -------

Deferred tax liabilities:
  Depreciation                             (1,758)      (1,796)
  Intangibles amortization                   (583)        (519)
  SFAS 115 adjustment                      (4,618)         ---
  Other                                      (179)        (134)
                                          -------      -------
                                           (7,138)      (2,449)
                                          -------      -------
                                          $(2,813)     $ 2,063
                                          -------      -------
                                          -------      -------

7.  PENSION PLANS.

UTV maintains noncontributory defined benefit plans covering substantially all employees. Benefits under the plans are based upon years of service and compensation, as defined. UTV's funding policy is to contribute annually an amount sufficient to fund current service costs and to amortize the unfunded accrued liability over 25 years. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future.

    The following table sets forth the funded status of the plans:


                                                 DECEMBER 31,
(IN THOUSANDS)                                1995          1994
----------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation              $(11,989)     $(10,804)
   Nonvested benefit obligation               (832)         (735)
                                          --------      --------
   Accumulated benefit obligation          (12,821)      (11,539)
   Effect of projected
    compensation increases                  (4,314)       (3,546)
                                          --------      --------
   Projected benefit obligation            (17,135)      (15,085)
Plan assets at fair value, primarily
   listed securities and U.S.
   Government securities                    17,707        13,800
                                          --------      --------
Surplus (deficit)                              572        (1,285)
Unrecognized (gain) loss                      (172)        1,781
Unrecognized prior service cost               (187)         (219)
Unrecognized net obligation remaining
   from initial application, January 1,
   1987                                         95           111
                                          --------      --------
Prepaid pension obligation                $    308      $    388
                                          --------      --------
                                          --------      --------


    The unrecognized net obligation is being amortized over a 15-year period.

    Pension expense, including amounts accrued in a UTV nonqualified retirement plan for benefits in excess of statutory limitations, is as follows:


                                  YEAR ENDED DECEMBER 31,
(IN THOUSANDS)                  1995       1994        1993
-----------------------------------------------------------
Service cost                 $   913      $ 805     $   748
Interest cost on projected
 benefit obligation            1,111        979         903
Actual return
 on plan assets               (3,417)      (450)     (1,298)
Net amortization
 and deferral                  2,414       (606)        397
                             -------      -----     -------
Net periodic pension cost    $ 1,021      $ 728     $   750
                             -------      -----     -------
                             -------      -----     -------

    Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows:


                                             1995     1994       1993
----------------------------------------------------------------------
Discount rate                                7.25%    7.25%      7.25%
Rate of increase in future
 compensation levels                         4.50%    4.50%      4.50%
Expected long-term rate of
 return on assets                            7.75%    7.75%      7.75%

    UTV also maintains defined contribution retirement plans for its employees: a contributory stock purchase plan and a noncontributory profit sharing plan. The aggregate costs of such plans for 1995, 1994, and 1993 were $3,876,000, $2,538,000 and $2,172,000, respectively, including accruals in the nonqualified plan referenced above.

8.  RELATED PARTY TRANSACTIONS.

Included in net revenues are commissions earned by UTS for the sale of national advertising on BHC's three television stations of $2,074,000 in 1995.

    Included in selling, general and administrative expenses are management and directors' fees UTV paid Chris-Craft of $570,000, $570,000 and $549,000 in 1995, 1994 and 1993, respectively, and a management fee UTV paid BHC of $2,200,000 in 1995 and $1,750,000 in 1994.

    UTV and BHC each incurred costs of $571,000, $3,312,000 and $357,000 in 1995, 1994 and 1993, respectively, for the joint production and distribution with third parties of original programming.

9. COMMITMENTS AND CONTINGENCIES.

The aggregate amount payable by UTV under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets, totaled $40,430,000 at December 31, 1995.

    At December 31, 1995, UTV was obligated under several noncancelable leases on real property and equipment that expire between 1996 and 2010. Rental expense was $1,928,000, $1,546,000 and $1,268,000 for 1995, 1994 and

1993, respectively. Aggregate future minimum rental payments under such leases at December 31, 1995 are $12,397,000, with amounts of $1,410,000, $1,381,000, $1,426,000, $1,361,000 and $1,015,000 due in 1996, 1997, 1998,
1999 and 2000, respectively.

    At December 31, 1995, UTV was committed to invest over time up to $40,000,000 in a management buyout limited partnership.

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


REPORT OF INDEPENDENT ACCOUNTANTS

UNITED TELEVISION, INC. AND SUBSIDIARIES

To the Board of Directors and Shareholders of United Television, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of United Television, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ Price Waterhouse LLP

Century City, California
February 12, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS

UNITED TELEVISION, INC. AND SUBSIDIARIES

LIQUIDITY AND CAPITAL RESOURCES

    UTV's operating cash flow is generated primarily by its television broadcasting operations and generally parallels the earnings of UTV television stations, adjusted to reflect the difference between film contract payments and film contract amortization. The relationship between such payments and amortization may vary greatly between years (amortization exceeded payments by $2,709,000 in 1995, while payments exceeded amortization by $8,565,000 in 1994), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. UTV stations generated substantial cash flow in 1995 and are expected to do the same in 1996. With its considerable cash and marketable securities balances, UTV continues to be well positioned to pursue new opportunities or deal effectively with uncertainties that may arise in the television broadcasting industry or economic environment.

    UTV's cash flow is augmented by interest and dividend income associated with its cash and marketable securities. UTV's 1995 cash flow from operations totaled $40,682,000, and cash and marketable securities increased $18,762,000 to $220,904,000 at December 31,1995. UTV has a commitment to invest over time up to $40,000,000 in a management buyout limited partnership.

    Working capital increased $14,559,000 during 1995 to $208,064,000 at December 31, 1995, primarily reflecting cash from operations partially offset by treasury stock repurchases. Working capital at December 31,1995 remains substantially in excess of UTV's normal operating requirements.

    UTV is engaged in an ongoing review of business opportunities in media, entertainment, communications and other industries. UTV currently has no outstanding debt and believes it is capable of raising significant additional capital to augment its already substantial liquid assets, if desired, to fund any expansion.

    UTV regularly makes current commitments for programming that will not be available for telecasting until future dates and had commitments for payments for such programming totaling $40,430,000 at December 31, 1995. UTV expects to continue to satisfy these commitments in the ordinary course of business.

    UTV's Board of Directors has from time to time authorized the purchase of UTV common shares. At December 31, 1995, purchase of an additional 1,192,249 shares was so authorized. From January 1, 1993 through December 31, 1995, 991,776 shares were purchased for an aggregate cost of $51,538,000, of which 433,168 shares were purchased during 1995 for an aggregate cost of $30,449,000.

    UTV's commitments for capital expenditures at December 31, 1995 were not material in relation to UTV's financial position. Funds for capital expenditures have generally been provided from operations. UTV expects that future capital expenditures for its present business will be funded from operations or current cash balances. UTV has no present requirement for additional capital.

RESULTS OF OPERATIONS

    1995 VERSUS 1994. UTV's primary source of revenue is the sale to advertisers of time on its five television stations. UTV's 1995 net income increased 5% to $36,872,000, or $3.78 per share, from $35,171,000, or $3.50 per share, in 1994. Per share earnings for the year increased 8%, as purchases of common stock reduced the average number of common shares outstanding.

    The earnings increase reflects record operating results at the television station group, offset by approximately $3,700,000 of one-time costs associated with the start-up of UTV's national sales representative subsidiary, which began operations in the third quarter of 1995. Station group net revenues rose 7% for the year. Consolidated net revenues rose 10% to a record $165,559,000, from $150,980,000 last year, after giving effect to the sales representative subsidiary. The increase in station revenues reflects improved demand for television advertising at UTV stations during the first nine months of 1995 followed by slowing in demand during the fourth quarter, a trend which appears to be continuing in the 1996 first quarter.

    The increase in station revenues was in large measure offset by an increase in station operating expenses, which rose 7%, reflecting a 6% increase in programming costs and increased selling and administrative expenses. While television station operating earnings increased slightly in 1995, the one-time costs of $3,700,000 resulted in a decline in operating income to $50,882,000, from last year's $52,237,000.

    1994 VERSUS 1993. UTV's 1994 net income increased 42% to $35,171,000, or $3.50 per share, from $24,749,000, or $2.44 per share, in 1993 (before income associated with interests in Time Warner Inc.). Including Time Warner income, 1993 net income was $43,824,000, or $4.31 per share.

    The significant earnings increase reflects record operating results at UTV stations. Net revenues for the year increased by 16% to a record $150,980,000, from $130,338,000 in 1993, reflecting improved demand for television advertising at UTV stations. Operating income rose 44% to a record $52,237,000, from $36,373,000 in 1993. The improvement in operating income mainly reflected the increase in net revenue. Programming expenses, which had been declining in recent years, rose just 1% in 1994.

SELECTED FINANCIAL DATA

UNITED TELEVISION, INC. AND SUBSIDIARIES

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)


AS OF AND FOR THE YEAR ENDED DECEMBER 31,      1995       1994       1993       1992       1991
------------------------------------------------------------------------------------------------
NET REVENUES                                   $165,559  $150,980    $130,338   $115,127   $112,902
                                               --------  --------    --------   --------   --------
                                               --------  --------    --------   --------   --------
OPERATING INCOME (LOSS)                        $ 50,882  $ 52,237    $ 36,373   $  7,853   $ (7,278)
 Interest and other income                       10,290     7,084       6,126      4,274      3,252
 Income associated with Time Warner
 securities                                          --        --      31,125     10,828      9,527
 Income taxes                                   (24,300)  (24,150)    (29,800)    (6,800)      (350)
                                               --------  --------    --------   --------   --------
  Net income                                   $ 36,872  $ 35,171    $ 43,824   $ 16,155   $ 5,151
                                               --------  --------    --------   --------   --------
                                               --------  --------    --------   --------   --------
NET INCOME PER SHARE                           $   3.78  $   3.50    $   4.31   $   1.54    $   .48

CASH AND CURRENT MARKETABLE SECURITIES          191,366   182,043     171,243    108,395     45,954

TOTAL ASSETS                                    330,987   305,676     285,905    259,721    252,954

WORKING CAPITAL                                 208,064   193,505     172,815     98,749     59,604

LONG-TERM DEBT                                       --        --          --         --        179

SHAREHOLDERS' INVESTMENT                       $240,469  $227,921     $202,761  $167,697   $155,887


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

UNITED TELEVISION, INC. AND SUBSIDIARIES

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)



                                                 FIRST     SECOND       THIRD    FOURTH
YEAR ENDED DECEMBER 31, 1995                   QUARTER    QUARTER     QUARTER   QUARTER     YEAR
----------------------------------------------------------------------------------------------------
NET REVENUES                                    $36,932   $42,113      $39,075   $47,439   $165,559

OPERATING INCOME                                 10,859    16,241        8,333    15,449     50,882

NET INCOME                                        7,726    11,314        6,334    11,498     36,872

NET INCOME PER SHARE                            $   .78   $  1.15      $   .65   $  1.20   $   3.78


YEAR ENDED DECEMBER 31, 1994
----------------------------------------------------------------------------------------------------
NET REVENUES                                    $32,107   $37,773      $34,426   $46,674   $150,980

OPERATING INCOME                                  9,392    13,010       10,374    19,461     52,237

NET INCOME                                        6,375     8,815        7,479    12,502     35,171

NET INCOME PER SHARE                            $   .63   $   .87      $   .75    $ 1.25   $   3.50



STOCK PRICE, DIVIDEND AND RELATED INFORMATION

     United Television, Inc. common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: UTVI.

     The high and low sales prices as reported by Nasdaq for the periods indicated were:


                               1995               1994
                         ----------------   -----------------
Quarter                   High     Low       High      Low
-------------------------------------------------------------
First                   $62.000   $51.875   $43.750   $40.000
Second                   72.000    61.000    49.000    40.500
Third                    89.250    72.000    54.000    47.000
Fourth                   90.250    84.500    54.750    51.250


     No dividend was paid during 1994. In 1995, UTV paid its first dividend of $.50 per share. In February 1996, UTV declared a dividend of $.50 per share. The Board of Directors intends each year to consider declaration of a cash dividend.

     As of February 29, 1996, there were approximately 3,700 holders of record of common stock.