Form 10-K, Exhibit 13
period 1996-12-31
UNITED TELEVISION INC
filed 1997-03-31
CIK 352942

Report of Independent
Accountants
United Television, Inc.
and Subsidiaries

To the Board of Directors and
Shareholders of United Television, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of United Television, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Century City, California
February 11, 1997

                        CONSOLIDATED BALANCE SHEETS
                   United Television, Inc. and Subsidiaries

(in thousands of dollars)

December 31,                                               1996          1995
Assets
Current Assets:
   Cash and cash equivalents                           $ 21,695      $ 16,888
   Marketable securities                                159,257       174,478
   Accrued interest receivable                            2,336         2,147
   Accounts receivable, less allowance for doubtful
         accounts of $1,661 and $1,690, respectively     37,556        38,934
   Film contract rights                                  21,045        27,343
   Deferred tax benefit                                   4,536         3,679
   Prepaid expenses and other current assets              3,370         1,773
                                                       --------       -------
         Total current assets                           249,795       265,242
                                                       --------       -------
Noncurrent Marketable Securities                         36,876        29,538
                                                       --------       -------
Other Investments                                        17,531          --
                                                       --------       -------
Film Contract Rights, including deposits, less
   estimated portion to be used within one year           4,691         7,943
                                                       --------       -------
Property and Equipment, at cost:
   Land, buildings and improvements                      12,669        12,339
   Equipment                                             53,782        51,720
                                                       --------       -------
                                                         66,451        64,059

   Less - Accumulated depreciation and amortization      51,918        48,634
                                                       --------       -------
                                                         14,533        15,425
                                                       --------       -------
Intangible Assets                                        21,981        21,981
   Less - Accumulated amortization                       10,216         9,607
                                                       --------       -------
                                                         11,765        12,374
                                                       --------       -------
Other Assets                                                407           465
                                                       --------       -------

                                                       $335,598      $330,987
                                                       ========      ========

December 31,                                               1996          1995
Liabilities and Shareholders' Investment
Current Liabilities:
   Film contracts payable                              $ 25,402      $ 25,617
   Accounts payable                                       3,645         3,199
   Accrued expenses                                      18,524        19,477
   Income taxes payable                                  10,968         8,885
                                                       --------      --------
           Total current liabilities                     58,539        57,178
                                                       --------      --------
Film Contracts Payable after One Year                    19,177        25,489
                                                       --------      --------
Other Liabilities                                         7,441         7,851
                                                       --------      --------
Commitments and Contingencies (Note 9)

Shareholders' Investment:
   Preferred stock $1 par value; authorized
     1,000,000 shares; none issued                          --            --
   Common stock $.10 par value; authorized
     25,000,000 shares; outstanding 9,343,488
     and 9,609,037 shares, respectively                     934           961
   Additional paid-in capital                               133           133
   Retained earnings                                    242,979       232,839
   Increase to reflect marketable securities
     at fair value                                        6,395         6,536
                                                        -------       -------
                                                        250,441       240,469
                                                        -------       -------

                                                       $335,598      $330,987
                                                       ========      ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                     CONSOLIDATED STATEMENTS OF INCOME
                  United Television, Inc. and Subsidiaries

(in thousands, except per share data)

Year ended December 31,                  1996            1995            1994

Net Revenues                         $174,339        $165,559        $150,980
                                     --------        --------        --------
Expenses:
    Operating                          62,424          62,865          59,809
    Selling, general and
      administrative                   52,839          51,812          38,934
                                     --------        --------        --------
                                      115,263         114,677          98,743
                                     --------        --------        --------
Operating Income                       59,076          50,882          52,237

Interest and Other Income              10,163          10,290           7,084
                                     --------        --------        --------
Income before Provision for
   Income Taxes                        69,239          61,172          59,321
     Provision for income taxes        27,500          24,300          24,150
                                     --------        --------        --------
Net Income                           $ 41,739        $ 36,872        $ 35,171
                                     ========        ========        ========
Net Income per Share                 $   4.40        $   3.78        $   3.50
                                     ========        ========        ========
Average Common Shares Outstanding       9,485           9,757          10,058
                                     ========        ========        ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                  United Television, Inc. and Subsidiaries

(in thousands of dollars)

Year ended December 31,                                     1996        1995        1994
Cash Flows from Operating Activities:

   Net income                                           $ 41,739    $ 36,872    $ 35,171
   Adjustments to reconcile net income to
   net cash provided from operating activities:
      Film contract payments                             (25,512)    (25,023)    (33,744)
      Film contract amortization                          27,716      27,732      25,179
      Depreciation and other amortization                  4,611       4,655       4,776
      (Gain) loss on dispositions of investments             (59)       (738)        230
      Changes in assets and liabilities:
        Accounts receivable                                1,378      (2,913)     (5,205)
        Prepaid and other assets                            (906)     (1,491)         15
        Accounts payable and accrued expenses               (507)      5,051       3,311
        Income taxes payable                               3,233      (3,463)      3,348
                                                         --------    --------    -------
           Net cash provided from operating activities    51,693      40,682      33,081
                                                         --------    --------    -------

Cash Flows from Investing Activities:
   Sales of marketable securities                        215,047      49,874      80,224
   Sales of other investments                              2,599        --          --
   Purchases of marketable securities                   (207,677)    (82,004)    (68,244)
   Purchases of other investments                        (20,193)       --          --
   Capital expenditures                                   (3,110)     (2,807)     (3,615)
                                                        ---------    --------    --------
           Net cash (used in) provided from
              investing activities                       (13,334)    (34,937)      8,365
                                                        ---------    --------    --------

Cash Flows from Financing Activities:
   Dividend paid                                          (4,750)     (4,911)       --
   Proceeds from exercise of employee stock options        4,008       2,009         997
   Purchases of treasury stock                           (32,810)    (30,449)     (9,901)
                                                         --------    --------     -------
           Net cash used in financing activities         (33,552)    (33,351)     (8,904)
                                                         --------    --------     -------

Net Increase (Decrease) in Cash and
      Cash Equivalents                                     4,807     (27,606)     32,542

Cash and Cash Equivalents at Beginning of Year            16,888      44,494      11,952
                                                         --------    -------     -------

Cash and Cash Equivalents at End of Year                $ 21,695    $ 16,888    $ 44,494
                                                        ========    ========    ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                         CONSOLIDATED STATEMENTS OF
                          SHAREHOLDERS' INVESTMENT
                   United Television, Inc. and Subsidiaries

(dollars in thousands)

                                                      Common Stock          Additional                 Market
                                                Shares          Dollar      Paid-in         Retained   Valuation
                                                Outstanding     Amount      Capital         Earnings   Account        Total

Balance at December 31, 1993                    10,145,163      $1,015      $   133         $201,613   $   --      $202,761
        Net income                                   --           --           --             35,171       --        35,171
        Adjustment to reflect marketable
           securities at fair value                  --           --           --              --       (1,391)      (1,391)
        Exercise of options, including
           tax benefit                              36,597           4        1,277            --          --         1,281
        Purchase/retirement of
           treasury stock                         (206,422)        (21)      (1,277)          (8,603)      --        (9,901)
                                                -----------     -------     --------        ---------   -------    ---------

Balance at December 31, 1994                     9,975,338         998          133          228,181    (1,391)     227,921
        Net income                                   --           --           --             36,872       --        36,872
        Cash dividend                                --           --           --             (4,911)      --        (4,911)
        Adjustment to reflect marketable
           securities at fair value                  --           --           --              --        7,927        7,927
        Exercise of options, including
           tax benefit                              66,867           6        3,103            --          --         3,109
        Purchase/retirement of
           treasury stock                         (433,168)        (43)      (3,103)         (27,303)      --       (30,449)
                                                -----------     -------     --------        ---------   -------    ---------

Balance at December 31, 1995                     9,609,037         961          133          232,839     6,536      240,469
        Net income                                   --           --           --             41,739      --         41,739
        Cash dividend                                --           --           --             (4,750)     --         (4,750)
        Adjustment to reflect marketable
           securities at fair value                  --           --           --              --         (141)        (141)
        Exercise of options, including
           tax benefit                              97,951          10        5,924            --         --          5,934
        Purchase/retirement of
           treasury stock                         (363,500)        (37)      (5,924)         (26,849)     --        (32,810)
                                                -----------     -------     --------        ---------   -------    ---------

Balance at December 31, 1996                     9,343,488      $  934      $   133         $242,979   $  6,395    $250,441
                                                ==========      ======      =======         ========   ========    ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                   United Television, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies.

(A) Organization and Related Parties. UTV is a majority owned (59.0% at December 31, 1996) subsidiary of BHC Communications, Inc. (BHC), a majority owned subsidiary of Chris-Craft Industries, Inc. (Chris-Craft). UTV owns and operates five television stations: KBHK in San Francisco, KMSP in Minneapolis/ St. Paul, KUTP in Phoenix, KTVX in Salt Lake City and KMOL in San Antonio; United Television Sales, Inc. (UTS), a national sales representative organiza-tion which currently represents UTV's five stations and the three stations owned by BHC; and United Entertainment Group, Inc., which with BHC jointly produces first-run programming for national distribution to television sta-tions. UTV's revenues are derived entirely from television broadcasting and are, therefore, subject to the vagaries of the advertising industry.
     Effective January 1, 1995, UTV entered into a state tax sharing agreement with BHC under which agreement UTV continues to provide taxes on a separate company basis.
     The acquisition of programming from third parties is frequently negotiated for UTV and BHC stations simultaneously.

(B) Basis of Presentation. The accompanying consolidated financial statements include the accounts of UTV and its subsidiaries, after elimination of all significant intercompany accounts and transactions. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates.

(C) Cash and Cash Equivalents. Cash and cash equivalents consist of cash and U.S. Government securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, respecting their short maturities.

(D) Investments in Debt and Equity Securities. All of UTV's marketable securities have been categorized as available for sale and as a result are carried at fair market value.

(E) Film Contract Rights and Film Contracts Payable. UTV owns film contract rights which allow limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded at the contractual amounts when the programming becomes available for telecasting.
    Contract values are amortized over management's estimate of the number of showings, using primarily an accelerated method, which considers total anticipated costs of the programming and management's estimate of the flow of revenues. In the opinion of management, future revenue related to the airing of remaining film contract rights will be sufficient to recover unamortized costs at December 31, 1996. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities.

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

(G) Revenue Recognition and Barter Transactions. Revenue is recognized upon broadcast of television advertising. The estimated fair value of goods or services received in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue was $11,791,000, $12,114,000 and $11,155,000 in 1996, 1995 and 1994, respectively, and barter expense was $11,683,000, $12,025,000 and $11,328,000 in the three years, respectively.

(H) Net Income per Share. Per share amounts were computed by dividing income by the weighted average number of common shares outstanding, taking into consideration, when dilutive, common stock equivalents (stock options).

(I) Stock Options. UTV has adopted Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). This statement encourages but does not require the recording of compensation cost for stock-based employee compensation plans at fair value. UTV has chosen to continue to account for stock-based compensation using the intrinsic value method pre-scribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

(J) Supplemental Cash Flow Information. Cash paid for income taxes totaled $24,267,000 in 1996, $27,763,000 in 1995 and $20,802,000 in 1994.

2. Marketable Securities.

     Marketable securities classified by security type are as follows (in thousands):

                                                 Gross Unrealized
                                    Cost      Gains        Losses   Fair Value

December 31, 1996:
U.S. Government securities     $149,908     $    87       $  555      $149,440
BHC Class A common stock         11,325      11,637           --        22,962
Other equity securities          24,382       1,004        1,655        23,731
                               --------     -------        ------     --------
                               $185,615     $12,728       $2,210      $196,133
                               ========     =======        ======     ========

December 31, 1995:
U.S. Government securities     $164,701     $   476       $  707      $164,470
BHC Class A common stock         11,325      10,079           --        21,404
Other equity securities          16,836       1,371           65        18,142
                               --------     -------        ------     --------
                               $192,862     $11,926       $  772      $204,016
                               ========     =======        ======     ========

At December 31, 1996, all U.S. Government securities mature within two years. The following table provides certain additional information related to UTV's marketable securities as of and for the three years ended December 31, 1996, 1995 and 1994 (in thousands):

                                    1996            1995         1994

Sales proceeds                  $215,047         $49,874      $80,224
Realized gains                       329             760           76
Realized losses                      207              22          306
Net unrealized gain (loss)        10,518          11,154       (2,345)
Pretax adjustment to equity         (636)         13,499       (2,345)

For purposes of computing realized gains and losses, cost was determined using the specific identification method.

3. Film Contracts Payable.

     The approximate future maturities of film contracts payable classified as noncurrent liabilities at December 31, 1996 are $11,475,000, $4,860,000, $2,172,000, $333,000 and $337,000 in 1998, 1999, 2000, 2001 and thereafter, respectively. The net present value at December 31, 1996 of such payments, discounted at 8.5%, was approximately $16,150,000.

4. Shareholders' Investment.

     UTV has authorized 1,000,000 shares of preferred stock, $1 par value, that may be issued without further shareholder approval, in one or more series, the terms and provisions of which shall be set by the Board of Directors.
     During 1996, UTV purchased and retired 363,500 shares of its common stock at an aggregate cost of $32,810,000. During 1995 and 1994, UTV purchased and retired 433,168 and 206,422 shares of its common stock, respectively. At December 31, 1996, purchase of 828,749 additional shares of common stock had been authorized by the Board of Directors.

5. Stock Options.

     Under the UTV 1988 Stock Option Plan, options (including Incentive Stock Options) to purchase shares of common stock may be granted from time to time to employees of UTV and its parents and subsidiaries, at prices not less than fair market value at date of grant. Options are exercisable in cumulative annual installments of 33 1/3% commencing one year from date of grant, and expire over a period determined by the Plan Committee, which may not exceed ten years from date of grant. Options currently outstanding expire five years from date of grant.
     The Plan permits the Plan Committee to award stock appreciation rights to holders of options granted under the Plan. Such rights entitle the holders, in lieu of exercising their options, to receive payment from UTV in cash, stock or a combination thereof, equal to the greater of the appreciation in market value or book value of the shares covered by exercisable options. No stock appreciation rights have been awarded under the Plan.
     The Plan permits grants to purchase an aggregate of 800,000 shares. Transactions under the Plan during the two years ended December 31, 1996 were as follows (dollars in thousands, except per share data):

                        Shares
                         under                 Option Price
                        Option             per Share      Total

Outstanding,
December 31, 1994      386,403         $27.25-$53.50    $16,283
        Exercised      (66,867)        $27.25-$53.50     (2,009)
                       -------                          -------

Outstanding,
December 31, 1995      319,536         $27.25-$53.50     14,274
        Granted         32,000                $89.00      2,848
        Exercised      (77,451)        $27.25-$53.50     (2,816)
        Canceled       (17,200)               $53.50       (920)
                       -------                          -------

Outstanding,
December 31, 1996      256,885         $27.25-$89.00    $13,386
                       =======                          =======

     In addition to options granted under the Plan, during 1995 UTV granted a stock option to purchase 100,000 shares at $88.75 per share (the fair market value at date of grant), on terms essentially the same as those of the 1988 stock option plan. Under the 1995 Director Stock Option Plan, adopted by UTV shareholders in April 1995, a fixed number of immediately exercisable options to purchase shares of common stock are granted annually to each nonemployee director of UTV at prices equal to fair market value at date of grant. Transactions under the Plan during the two years ended December 31, 1996 were as follows (dollars in thousands, except per share data):

                        Shares
                         under                 Option Price
                        Option             per Share      Total

Outstanding,
December 31, 1994         --                     --     $   --
        Granted         47,500         $58.00-$62.25      2,785
                       -------                          -------

Outstanding,
December 31, 1995       47,500         $58.00-$62.25      2,785
        Granted          7,000                $89.00        623
        Exercised      (20,500)        $58.00-$62.25     (1,193)
                       -------                          -------

Outstanding,
December 31, 1996       34,000         $58.00-$89.00    $ 2,215
                       =======                          =======

     Proceeds from the exercise of options are credited to common stock to the extent of par value, and the remainder is credited to additional paid-in capital. Income tax benefits which accrue to UTV are credited to additional paid-in capital.
     At December 31, 1996, options outstanding under all plans and grants were exercisable for 228,318 shares at prices ranging from $27.25 to $89.00 per share, and options for 292,967 were available for grant. Options outstanding expire at various dates from December 1997 through April 2001.
     If UTV had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, UTV's net income and earnings per share would be reduced to the pro forma amounts indicated below (in thousands, except per share amounts):


Year Ended December 31,         1996       1995

Net Income:
        As reported          $41,739    $36,872
        Pro forma            $41,104    $36,373

Earnings per Share:
        As reported          $  4.40    $  3.78
        Pro forma            $  4.33    $  3.73

     These pro forma amounts may not be representative of the pro forma effect on net income in future years since the estimated fair value of stock options is amortized over the vesting period; pro forma compensation expense related to grants made prior to 1995 is not considered; and additional options may be granted in future years.
     The weighted average fair values of options granted during 1996 and 1995 were $22.88 and $20.08 per share, respectively. The fair values of options at dates of grant were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1996 and 1995, respectively: dividend yields of zero for both periods; expected volatility of 16.21% and 17.23%; risk free interest rates of 6.25% and 6.03%; and expected life of four years for both periods.

6. Income Taxes.

     Income tax expense consists of the following (in thousands):

Year Ended December 31,         1996             1995            1994

Federal:
        Current              $23,268          $19,425         $17,702
        Deferred                (918)             375           1,623
                             --------         -------         -------
                              22,350           19,800          19,325
                             --------         -------         -------


State:
        Current                5,332            4,450           4,868
        Deferred                (182)              50             (43)
                             --------         -------         -------
                               5,150            4,500           4,825
                             --------         -------         -------
Total                        $27,500          $24,300         $24,150
                             =======          =======         =======

     The provisions for income taxes differed from the amounts computed by applying the federal income tax rate to income before income taxes. The elements of these differences were as follows (in thousands):

Year Ended December 31,           1996           1995          1994

Statutory federal
   income taxes                $24,234        $21,410       $20,762
State income taxes, net        -------        -------       -------
   of federal income tax
   benefit                       3,493          2,957         3,127
Dividend exclusion                (113)          (108)          (36)
Goodwill amortization              102            102           102
Other, net                        (216)           (61)          195
                               -------        -------       -------
Total                          $27,500        $24,300       $24,150
                               =======        =======       =======

     Deferred taxes reflect timing differences in the recognition of certain income and expense items for financial accounting and income tax purposes. The components of deferred tax assets and liabilities were as follows (in thousands):

December 31,                         1996            1995

Deferred tax assets:
   State taxes                    $ 1,873         $ 1,644
   Bad debt reserve                   689             699
   Vacation accrual                   469             416
   Benefits program                 1,179             950
   Other                              655             616
                                  -------         -------
                                    4,865           4,325
                                  -------         -------


Deferred tax liabilities:
   Depreciation                    (1,598)         (1,758)
   Intangibles amortization          (667)           (583)
   SFAS 115 adjustment             (4,126)         (4,618)
   Other                              (20)           (179)
                                  -------         -------
                                   (6,411)         (7,138)
                                  -------         -------
                                  $(1,546)        $(2,813)
                                  =======         =======

7. Pension Plans.

     UTV maintains noncontributory defined benefit plans covering substantially all employees. Benefits under the plans are based upon years of service and compensation, as defined. UTV's funding policy is to contribute annually an amount sufficient to fund current service costs and to amortize the unfunded accrued liability over 25 years. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future.
     The following table sets forth the funded status of the plans (in thousands):

December 31,                                 1996             1995

Actuarial present value of:
   Vested benefit obligation             $(13,507)        $(11,989)
   Nonvested benefit obligation              (757)            (832)
                                         --------         --------
   Accumulated benefit obligation         (14,264)         (12,821)
   Effect of projected compensation
      increases                            (4,909)          (4,314)
                                         --------         --------
   Projected benefit obligation           (19,173)         (17,135)
Plan assets at fair value, primarily
   listed securities and U.S.
   Government securities                   19,752           17,707
                                         --------         --------
Surplus                                       579              572
Unrecognized gain                          (1,079)            (172)
Unrecognized prior service cost              (127)            (187)
Unrecognized net obligation
   remaining from initial
   application, January 1, 1987                79               95
                                         --------         --------
(Accrued) prepaid pension obligation     $   (548)        $    308
                                         ========         ========

     The unrecognized net obligation is being amortized over a 15-year period. Pension expense, including amounts accrued in a UTV nonqualified retire-
ment plan for pension benefits in excess of statutory limitations, is as fol-lows (in thousands):

Year Ended December 31,            1996             1995       1994

Service cost                    $ 1,001          $   913      $ 805
Interest cost on projected
   benefit obligation             1,243            1,111        979
Actual return on plan assets     (2,574)          (3,417)      (450)
Net amortization and
   deferral                       1,227            2,414       (606)
                                -------          -------      ------
Net periodic pension cost       $   897          $ 1,021      $ 728
                                =======          =======      =====

     Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows:

                                1996            1995            1994

Discount rate                   7.25%           7.25%           7.25%
Rate of increase in future
   compensation levels          4.50%           4.50%           4.50%
Expected long-term rate of
   return on assets             7.75%           7.75%           7.75%

     UTV also maintains defined contribution retirement plans for its employees: a contributory stock purchase plan and a noncontributory profit sharing plan. The aggregate costs of such plans for 1996, 1995 and 1994 were $2,961,000, $3,876,000 and $2,538,000, respectively, including accruals in the nonqualified plan referenced above.

8. Related Party Transactions.

     Included in net revenues are commissions earned by UTS for the sale of national advertising on BHC's three television stations of $4,286,000 in 1996 and $2,074,000 in 1995.
     Included in selling, general and administrative expenses are management and directors' fees UTV paid Chris-Craft of $570,000 in each of the three years ended December 31, 1996, and a management fee UTV paid BHC of $1,750,000 in 1996, $2,200,000 in 1995 and $1,750,000 in 1994.
     UTV and BHC each incurred costs of $571,000 and $3,312,000 in 1995 and 1994, respectively, for the joint production and distribution with third parties of original programming. In 1996, reimbursements from third parties were sufficient to cover production costs.

9. Commitments and Contingencies.

     The aggregate amount payable by UTV under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets, totaled $59,002,000 at December 31, 1996.
     At December 31, 1996, UTV was obligated under several noncancelable leases on real property and equipment that expire between 1997 and 2010. Rental expense was $2,271,000, $1,928,000 and $1,546,000 for 1996, 1995 and
1994, respectively. Aggregate future minimum rental payments under such leases at December 31, 1996 are $10,579,000 with amounts of $1,286,000, $1,341,000,
$1,271,000, $1,003,000 and $871,000 due in 1997, 1998, 1999, 2000 and 2001,
respectively.
     At December 31, 1996, UTV has a remaining commitment to invest over time up to $19,807,000 in a management buyout limited partnership.
     In the opinion of management, after taking into account opinions of counsel with respect thereto, the ultimate resolution of pending legal proceedings against UTV, to the extent not covered by insurance, will not have a material effect on UTV's consolidated financial position or results of oper-ations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                   United Television, Inc. and Subsidiaries

Liquidity and Capital Resources

        UTV's operating cash flow is generated primarily by its television broadcasting operations and generally parallels the earnings of UTV television stations, adjusted to reflect the difference between film contract payments and film contract amortization. The relationship between such payments and amortization may vary greatly between years (amortization exceeded payments by $2,204,000 and $2,709,000 in 1996 and 1995, respectively), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. UTV stations generated substantial cash flow in 1996 and are expected to do the same in 1997. With its considerable cash and marketable securities balances, UTV continues to be well positioned to pursue new opportunities or deal effectively with uncertainties that may arise in the television broad-casting industry or economic environment.

        UTV's cash flow is augmented by interest and dividend income associated with its cash and marketable securities. UTV's 1996 cash flow from operations totaled $51,693,000, but cash and marketable securities decreased $3,076,000 to $217,828,000 at December 31, 1996. This decrease reflects the sale of marketable securities to diversify UTV holdings by investing in a management buyout limited partnership. UTV has a remaining commitment to invest over time up to $19,807,000 in this partnership.

        Working capital decreased $16,808,000 during 1996 to $191,256,000 at December 31, 1996, primarily reflecting cash from operations offset by treasury stock repurchases and the limited partnership investment. Working capital at December 31, 1996 remains substantially in excess of UTV's normal operating requirements.

        UTV is engaged in an ongoing review of business opportunities in media, entertainment, communications and other industries. UTV currently has no outstanding debt and believes it is capable of raising significant addi-tional capital to augment its already substantial liquid assets, if desired, to fund any expansion.

        UTV regularly makes current commitments for programming that will not be available for telecasting until future dates and had commitments for payments for such programming totaling $59,002,000 at December 31, 1996. UTV expects to continue to satisfy these commitments in the ordinary course of business.

        UTV's Board of Directors has from time to time authorized the purchase of UTV common shares. At December 31, 1996, purchase of an additional 828,749 shares was so authorized. From January 1, 1994 through December 31, 1996, 1,003,090 shares were purchased for an aggregate cost of $73,160,000, of which 363,500 shares were purchased during 1996 for an aggregate cost of $32,810,000.

        UTV's commitments for capital expenditures at December 31, 1996 were not material in relation to UTV's financial position. Funds for capital expend-itures have generally been provided from operations. UTV expects that future capital expenditures for its present business will be funded from operations or current cash balances. UTV has no present requirement for additional capital.

Results of Operations

1996 versus 1995. UTV's primary source of revenue is the sale to advertisers of time on its five television stations. UTV's 1996 net in-come increased 13% to $41,739,000, or $4.40 per share, from $36,872,000, or
$3.78 per share, in 1995. Per share earnings for the year increased 16%, as purchases of common stock under UTV's stock repurchase program reduced the average number of common shares outstanding.

        The earnings increase reflects record operating results. Station group net revenues rose 3% for the year. Consolidated net revenues rose 5% to a record $174,339,000, from $165,559,000 last year. The increase in station revenues reflects improved demand for television advertising at UTV stations during the first nine months of 1996, followed by a slowing in demand for the fourth quarter.

        Consolidated expenses rose less than 1% over the prior year. Program-ming expense rose 1% and total station expenses rose 3% over last year. Operating earnings rose 16% to $59,076,000, from $50,882,000 in 1995. The prior year results include one-time costs of approximately $3,700,000 associated with the start-up of UTV's national sales representative sub-sidiary, which began operations in the third quarter of 1995.


        1995 versus 1994. UTV's 1995 net income increased 5% to $36,872,000, or $3.78 per share, from $35,171,000, or $3.50 per share, in 1994. Per share earnings for the year increased 8%, as purchases of common stock under UTV's stock repurchase program reduced the average number of common shares out-standing.

        The earnings increase reflects record operating results at the tele-vision station group offset by the sales representative subsidiary start-up costs of approximately $3,700,000. Station group net revenues rose 7% for the year. Consolidated net revenues rose 10% to a record $165,559,000, from $150,980,000 in 1994, after giving effect to the sales representative sub-sidiary. The increase in station revenues reflects improved demand for tele-vision advertising at UTV stations during the first nine months of 1995, fol-lowed by a slowing in demand for the fourth quarter.

        The increase in station revenues was in large measure offset by an increase in station operating expenses which rose 7%, reflecting a 6% increase in programming costs and increased selling and administrative expenses. While television station operating earnings increased slightly in 1995, the one-time start-up costs of $3,700,000 resulted in a decline in operating income to $50,882,000, from $52,237,000 in 1994.

                           SELECTED FINANCIAL DATA
                   United Television, Inc. and Subsidiaries

(in thousands, except per share data)

As of and for the
year ended December 31,               1996       1995       1994        1993        1992
Net revenues                      $174,339   $165,559   $150,980    $130,338    $115,127
                                  ========   ========   ========    ========    ========

Operating income                  $ 59,076   $ 50,882   $ 52,237    $ 36,373    $  7,853
   Income associated with
     Time Warner securities           --         --         --        31,125      10,828
   Interest and other income        10,163     10,290      7,084       6,126       4,274
   Income taxes                    (27,500)   (24,300)   (24,150)    (29,800)     (6,800)
                                  ---------  ---------  ---------   ---------   ---------
     Net income                   $ 41,739   $ 36,872   $ 35,171    $ 43,824    $ 16,155
                                  ========   ========   ========    ========    ========

Net income per share              $   4.40   $   3.78   $   3.50    $   4.31    $   1.54
                                  ========   ========   ========    ========    ========
Cash and current marketable
   securities                      180,952    191,366    182,043     171,243     108,395
Total assets                       335,598    330,987    305,676     285,905     259,721
Working capital                    191,256    208,064    193,505     172,815      98,749
Shareholders' investment          $250,441   $240,469   $227,921    $202,761    $167,697

                 QUARTERLY FINANCIAL INFORMATION (unaudited)
                   United Television, Inc. and Subsidiaries

(in thousands, except per share data)

                             First     Second      Third     Fourth
                           Quarter    Quarter    Quarter    Quarter        Year
Year Ended
  December 31, 1996
Net revenues               $40,234    $45,816    $40,835    $47,454    $174,339
Operating income            11,345     17,176     14,060     16,495      59,076
Net income                   8,366     11,874     10,184     11,315      41,739
Net income per share       $   .87    $  1.25    $  1.08    $  1.20    $   4.40


Year Ended
  December 31, 1995

Net revenues               $36,932    $42,113    $39,075    $47,439    $165,559
Operating income            10,859     16,241      8,333     15,449      50,882
Net income                   7,726     11,314      6,334     11,498      36,872
Net income per share       $   .78    $  1.15    $   .65    $  1.20    $   3.78

                STOCK PRICE, DIVIDEND AND RELATED INFORMATION

        United Television, Inc. common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UTVI.

        The high and low sales prices as reported by Nasdaq for the periods indicated were:
                        1996                      1995
               -------------------        ------------------
Quarter            High        Low           High        Low

First          $ 92.125    $86.500        $62.000    $51.875
Second          100.250     87.000         72.000     61.000
Third            97.500     91.750         89.250     72.000
Fourth           99.750     86.125         90.250     84.500

        In 1996 and 1995, UTV paid a cash dividend of $.50 per share. In February 1997, UTV declared a dividend of $.50 per share, payable on April 8, 1997 to shareholders of record on March 14, 1997. The Board of Directors intends each year to consider declaration of a cash dividend.

        As of February 28, 1997, there were approximately 3,000 holders of record of common stock.