Form 10-K, Exhibit 13
period 1997-12-31
UNITED TELEVISION INC
filed 1998-03-27
CIK 352942

EXHIBIT 13

CONSOLIDATED STATEMENTS OF INCOME
UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31,                               1997              1996              1995
----------------------------------------------------------------------------------------------
NET REVENUES                                      $170,963          $174,339          $165,559
                                                  --------          --------          --------

EXPENSES:
   Operating                                        55,369            62,424            62,865
   Selling, general and administrative              53,182            52,839            51,812
                                                  --------          --------          --------
                                                   108,551           115,263           114,677
                                                  --------          --------          --------

OPERATING INCOME                                    62,412            59,076            50,882

INTEREST AND OTHER INCOME                           12,317            10,163            10,290
                                                  --------          --------          --------

INCOME BEFORE PROVISION FOR INCOME TAXES            74,729            69,239            61,172

      Provision for income taxes                    29,750            27,500            24,300
                                                  --------          --------          --------

NET INCOME                                        $ 44,979          $ 41,739          $ 36,872
                                                  ========          ========          ========

EARNINGS PER SHARE:
      Basic                                       $   4.80          $   4.40          $   3.78
      Diluted                                     $   4.76          $   4.36          $   3.74

AVERAGE NUMBER OF COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING:
      Basic                                          9,379             9,485             9,757
      Diluted                                        9,446             9,569             9,860


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS)
YEAR ENDED DECEMBER 31,                                                         1997                1996                1995
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROMOPERATING ACTIVITIES:
   Net income                                                              $  44,979           $  41,739           $  36,872
   Adjustments to reconcile net income to net cash
   provided from operating activities:
      Film contract payments                                                 (25,547)            (25,512)            (25,023)
      Film contract amortization                                              22,077              27,716              27,732
      Depreciation and other amortization                                      4,592               4,611               4,655
      Gain on dispositions of investments                                       (448)                (59)               (738)
      Changes in assets and liabilities:
         Accounts receivable                                                     643               1,378              (2,913)
         Prepaid and other assets                                                 97                (906)             (1,491)
         Accounts payable and accrued expenses                                 1,990                (507)              5,051
         Income taxes payable                                                   (636)              3,233              (3,463)
                                                                           ---------           ---------           ---------
            Net cash provided from operating activities                       47,747              51,693              40,682
                                                                           ---------           ---------           ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Sales of marketable securities                                            172,262             215,047              49,874
   Sales of other investments                                                   --                 2,599                --
   Purchases of marketable securities                                       (137,501)           (207,677)            (82,004)
   Purchases of other investments                                               --               (20,193)               --
   Capital expenditures                                                       (2,625)             (3,110)             (2,807)
                                                                           ---------           ---------           ---------
            Net cash provided from (used in) investing activities             32,136             (13,334)            (34,937)
                                                                           ---------           ---------           ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividend paid                                                              (4,687)             (4,750)             (4,911)
   Proceeds from exercise of employee stock options                            3,939               4,008               2,009
   Purchases of treasury stock                                                (2,755)            (32,810)            (30,449)
                                                                           ---------           ---------           ---------
            Net cash used in financing activities                             (3,503)            (33,552)            (33,351)
                                                                           ---------           ---------           ---------

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                                           76,380               4,807             (27,606)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                21,695              16,888              44,494
                                                                           ---------           ---------           ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $  98,075           $  21,695           $  16,888
                                                                           =========           =========           =========


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS
UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS)
DECEMBER 31,                                                                1997              1996
--------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                            $ 98,075          $ 21,695
   Marketable securities                                                 124,811           159,257
   Accrued interest receivable                                             2,014             2,336
   Accounts receivable, less allowance for doubtful accounts
      of $1,745 and $1,661, respectively                                  36,913            37,556
   Film contract rights                                                   24,627            21,045
   Deferred tax benefit                                                    5,233             4,536
   Prepaid expenses and other current assets                               1,721             3,370
                                                                        --------          --------
      Total current assets                                               293,394           249,795
                                                                        --------          --------

NONCURRENT MARKETABLE SECURITIES                                          47,695            36,876
                                                                        --------          --------

OTHER INVESTMENTS                                                         17,531            17,531
                                                                        --------          --------

FILM CONTRACT RIGHTS, INCLUDING DEPOSITS, LESS
   ESTIMATED PORTION TO BE USED WITHIN ONE YEAR                            4,517             4,691
                                                                        --------          --------

PROPERTY AND EQUIPMENT, AT COST:
   Land, buildings and improvements                                       12,689            12,669
   Equipment                                                              54,964            53,782
                                                                        --------          --------
                                                                          67,653            66,451
   Less - Accumulated depreciation and amortization                       54,478            51,918
                                                                        --------          --------
                                                                          13,175            14,533
                                                                        --------          --------

INTANGIBLE ASSETS                                                         21,981            21,981
   Less - Accumulated amortization                                        10,825            10,216
                                                                        --------          --------
                                                                          11,156            11,765
                                                                        --------          --------

OTHER ASSETS                                                                 518               407
                                                                        --------          --------

                                                                        $387,986          $335,598
                                                                        ========          ========



DECEMBER 31,                                                                1997              1996
--------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
   Film contracts payable                                               $ 26,268          $ 25,402
   Accounts payable                                                        3,090             3,645
   Accrued expenses                                                       22,428            18,524
   Income taxes payable                                                    8,475            10,968
                                                                        --------          --------
      Total current liabilities                                           60,261            58,539
                                                                        --------          --------


FILM CONTRACTS PAYABLE AFTER ONE YEAR                                     16,483            19,177
                                                                        --------          --------


OTHER LIABILITIES                                                         10,502             7,441
                                                                        --------          --------


COMMITMENTS AND CONTINGENCIES (NOTE 9)



SHAREHOLDERS' INVESTMENT:
   Preferred stock $1 par value; authorized
      1,000,000 shares; none issued                                           --                --
   Common stock $.10 par value; authorized 25,000,000 shares;
      outstanding 9,414,273 and 9,343,488 shares, respectively               941               934
   Additional paid-in capital                                              3,635               133
   Retained earnings                                                     283,271           242,979
   Adjustment to reflect marketable
      securities at fair value                                            12,893             6,395
                                                                        --------          --------
                                                                         300,740           250,441
                                                                        --------          --------




                                                                        $387,986          $335,598
                                                                        ========          ========


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
UNITED TELEVISION, INC. AND SUBSIDIARIES


(DOLLARS IN THOUSANDS)
                                             Common Stock
                                      --------------------------     Additional                        Market
                                           Shares         Dollar        Paid-in       Retained      Valuation
                                      Outstanding         Amount        Capital       Earnings        Account          Total
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994            9,975,338     $      998     $      133     $  228,181     $   (1,391)    $  227,921
   Net income                                  --             --             --         36,872             --         36,872
   Cash dividend                               --             --             --         (4,911)            --         (4,911)
   Adjustment to reflect marketable
      securities at fair value                 --             --             --             --          7,927          7,927
   Exercise of options, including
      tax benefit                          66,867              6          3,103             --             --          3,109
   Purchase/retirement of
      treasury stock                     (433,168)           (43)        (3,103)       (27,303)            --        (30,449)
                                        ---------      ---------     ----------     ----------     ----------     ----------

BALANCE AT DECEMBER 31, 1995            9,609,037            961            133        232,839          6,536        240,469
   Net income                                  --             --             --         41,739             --         41,739
   Cash dividend                               --             --             --         (4,750)            --         (4,750)
   Adjustment to reflect marketable
      securities at fair value                 --             --             --             --           (141)          (141)
   Exercise of options, including
      tax benefit                          97,951             10          5,924             --             --          5,934
   Purchase/retirement of
      treasury stock                     (363,500)           (37)        (5,924)       (26,849)            --        (32,810)
                                        ---------      ---------     ----------     ----------     ----------     ----------

BALANCE AT DECEMBER 31, 1996            9,343,488            934            133        242,979          6,395        250,441
   Net income                                  --             --             --         44,979             --         44,979
   Cash dividend                               --             --             --         (4,687)            --         (4,687)
   Adjustment to reflect marketable
      securities at fair value                 --             --             --             --          6,498          6,498
   Exercise of options, including
      tax benefit                         101,385             10          6,254             --             --          6,264
   Purchase/retirement of
      treasury stock                      (30,600)            (3)        (2,752)            --             --         (2,755)
                                        ---------      ---------     ----------     ----------     ----------     ----------

BALANCE AT DECEMBER 31, 1997            9,414,273     $      941     $    3,635     $  283,271     $   12,893     $  300,740
                                        =========      =========     ==========     ==========     ==========     ==========


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNITED TELEVISION, INC. AND SUBSIDIARIES


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(A) ORGANIZATION AND RELATED PARTIES. UTV is a majority owned (58.5% at December 31, 1997) subsidiary of BHC Communications, Inc. (BHC), a majority owned subsidiary of Chris-Craft Industries, Inc. (Chris-Craft). UTV owns and operates six television stations: KBHK in San Francisco, KMSP in Minneapolis/St. Paul, KUTP in Phoenix, WUTB in Baltimore (acquired in January 1998), KTVX in Salt Lake City and KMOL in San Antonio; United Television Sales, Inc. (UTS), a national sales representative organization which currently represents UTV's six stations and the three stations owned by BHC; and United Entertainment Group, Inc., which, with BHC, jointly produces first-run programming for national distribution to television stations. UTV's revenues are derived entirely from television broadcasting and are, therefore, subject to the vagaries of the advertising industry.

     UTV has entered into a state tax sharing agreement with BHC under which agreement UTV continues to provide taxes on a separate company basis.

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

     Contract values are amortized over management's estimate of the number of showings, using primarily an accelerated method, which considers total anticipated costs of the programming and management's estimate of the flow of revenues. In the opinion of management, future revenue related to the airing of remaining film contract rights will be sufficient to recover unamortized costs at December 31, 1997. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities.

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

(G) REVENUE RECOGNITION AND BARTER TRANSACTIONS. Revenue is recognized upon broadcast of television advertising. The estimated fair value of goods or services received in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue was $11,891,000, $11,791,000 and $12,114,000 in 1997, 1996 and 1995, respectively, and barter expense was $11,863,000, $11,683,000 and $12,025,000 in the three years, respectively.

(H) EARNINGS PER SHARE. In accordance with Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings Per Share" adopted in 1997, basic per share amounts are computed by dividing net income by the weighted average number of common shares outstanding. Dilutive per share amounts are computed by dividing net income by the weighted average common shares outstanding, adjusted for the effect of dilutive stock options. The adjustments for 1997, 1996 and 1995 were 67,000 shares, 84,000 shares and 103,000 shares, respectively. Prior period earnings per share amounts have been restated to conform to the standards of SFAS 128.

(I) STOCK OPTIONS. UTV has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This statement encourages but does not require the recording of compensation cost for stock-based employee compensation plans at fair value. UTV has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

(J) SUPPLEMENTAL CASH FLOW INFORMATION. Cash paid for income taxes totaled $30,386,000 in 1997, $24,267,000 in 1996 and $27,763,000 in 1995.

2. MARKETABLE SECURITIES.
Marketable securities classified by security type are as follows (in thousands):

                                                    GROSS UNREALIZED
                                                    ----------------
                                                                           FAIR
                                          COST      GAINS     LOSSES      VALUE
--------------------------------------------------------------------------------
December 31, 1997:
U.S. Government securities            $115,123   $     31   $    103   $115,051
BHC Class A common stock                11,325     18,177       --       29,502
Other equity securities                 24,845      4,457      1,349     27,953
                                      --------   --------   --------   --------
                                      $151,293   $ 22,665   $  1,452   $172,506
                                      ========   ========   ========   ========

December 31, 1996:
U.S. Government securities            $149,908   $     87   $    555   $149,440
BHC Class A common stock                11,325     11,637       --       22,962
Other equity securities                 24,382      1,004      1,655     23,731
                                      --------   --------   --------   --------
                                      $185,615   $ 12,728   $  2,210   $196,133
                                      ========   ========   ========   ========

     At December 31, 1997, all U.S. Government securities mature within one year. The following table provides certain additional information related to UTV's marketable securities as of and for the three years ended December 31, 1997, 1996 and 1995 (in thousands):

                                1997        1996        1995
------------------------------------------------------------
Sales proceeds             $ 172,262   $ 215,047    $ 49,874
Realized gains                   448         329         760
Realized losses                   --         207          22
Net unrealized gain           21,213      10,518      11,154

     For purposes of computing realized gains and losses, cost was determined using the specific identification method.

3. FILM CONTRACTS PAYABLE.
The approximate future maturities of film contracts payable classified as noncurrent liabilities at December 31, 1997 are $9,747,000, $3,880,000, $2,125,000, $600,000 and $130,000 in 1999, 2000, 2001, 2002 and thereafter, respectively. The net present value at December 31, 1997 of such payments, discounted at 8.5%, was approximately $13,850,000.

4. SHAREHOLDERS' INVESTMENT.
UTV has authorized 1,000,000 shares of preferred stock, $1 par value, that may be issued without further shareholder approval, in one or more series, the terms and provisions of which shall be set by the Board of Directors.

     During 1997, UTV purchased and retired 30,600 shares of its common stock at an aggregate cost of $2,755,000. During 1996 and 1995, UTV purchased and retired 363,500 and 433,168 shares of its common stock, respectively. At December 31, 1997, purchase of 798,149 additional shares of common stock had been authorized by the Board of Directors.

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

     The Plan permits grants to purchase an aggregate of 800,000 shares. Transactions under the Plan during the two years ended December 31, 1997 were as follows (dollars in thousands, except per share data):

                                              OPTION PRICE
                           SHARES     --------------------------
                     UNDER OPTION         PER SHARE        TOTAL
----------------------------------------------------------------
Outstanding,
  December 31, 1995      319,536      $27.25-$53.50     $ 14,274
     Granted              32,000             $89.00        2,848
     Exercised           (77,451)     $27.25-$53.50       (2,816)
     Canceled            (17,200)            $53.50         (920)
                         --------                       --------

Outstanding,
  December 31, 1996      256,885      $27.25-$89.00       13,386
     Exercised          (100,385)     $27.25-$53.50       (3,887)
     Canceled             (1,000)            $53.50          (54)
                         --------                       --------

Outstanding,
  December 31, 1997      155,500      $53.50-$89.00     $  9,455
                         ========                       ========

     In addition to options granted under the Plan, during 1995 UTV granted a stock option to purchase 100,000 shares at $88.75 per share (the fair market value at date of grant), on terms essentially the same as those of the 1988 stock option plan. This option was outstanding at December 31, 1997.

     Under the 1995 Director Stock Option Plan, adopted by UTV shareholders in April 1995, a fixed number of immediately exercisable options to purchase shares of common stock are granted annually to each nonemployee director of UTV at a price equal to fair market value at date of grant. Transactions under the Plan during the two years ended December 31, 1997 were as follows (dollars in thousands, except per share data):
                                             OPTION PRICE
                         SHARES      -------------------------
                   UNDER OPTION          PER SHARE       TOTAL
--------------------------------------------------------------
Outstanding,
  December 31, 1995      47,500      $58.00-$62.25     $ 2,785
     Granted              7,000             $89.00         623
     Exercised          (20,500)     $58.00-$62.25      (1,193)
                        --------                        -------
Outstanding,
  December 31, 1996      34,000      $58.00-$89.00     $ 2,215
     Granted              7,000             $87.25         610
     Exercised           (1,000)            $62.25         (62)
                        --------                        -------
Outstanding,
  December 31, 1997      40,000      $58.00-$89.00     $ 2,763
                        ========                        =======

     Proceeds from the exercise of options are credited to common stock to the extent of par value, and the remainder is credited to additional paid-in capital. Income tax benefits which accrue to UTV are credited to additional paid-in capital.

     At December 31, 1997, options outstanding under all plans and grants were exercisable for 240,833 shares at prices ranging from $53.50 to $89.00 per share, and options for 293,967 were available for grant. Options outstanding expire at various dates from December 1999 through May 2002.

     If UTV had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, UTV's net income and earnings per share would be reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

YEAR ENDED DECEMBER 31,                 1997             1996             1995
------------------------------------------------------------------------------
Net Income:
  As reported                       $ 44,979         $ 41,739         $ 36,872
  Pro forma                         $ 44,300         $ 41,104         $ 36,373

Earnings per Share:
  As reported: Basic                $   4.80         $   4.40         $   3.78
               Diluted              $   4.76         $   4.36         $   3.74

    Pro forma: Basic                $   4.72         $   4.33         $   3.73
               Diluted              $   4.69         $   4.30         $   3.69

     These pro forma amounts may not be representative of the pro forma effect on net income in future years since the estimated fair value of stock options is amortized over the vesting period; pro forma compensation expense related to grants made prior to 1995 is not considered; and additional options may be granted in future years.

     The weighted average fair values of options granted during 1997, 1996 and 1995 were $22.86, $22.88 and $20.08, respectively. The fair values of options at dates of grant were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1997, 1996 and 1995, respectively: dividend yields of zero for all periods; expected volatility of 16.09%, 16.21% and 17.23%, respectively; risk free interest rates of 6.49%, 6.25% and 6.03%, respectively; and expected life of four years for all periods.

6. INCOME TAXES.
Income tax expense consists of the following (in thousands):

YEAR ENDED DECEMBER 31,             1997             1996             1995
--------------------------------------------------------------------------
Federal:
  Current                       $ 24,350         $ 23,268         $ 19,425
  Deferred                          (125)            (918)             375
                                --------         --------         --------
                                  24,225           22,350           19,800
                                --------         --------         --------
State:
  Current                          5,550            5,332            4,450
  Deferred                           (25)            (182)              50
                                --------         --------         --------
                                   5,525            5,150            4,500
                                --------         --------         --------
Total                           $ 29,750         $ 27,500         $ 24,300
                                ========         ========         ========

     The provisions for income taxes differed from the amounts computed by applying the federal income tax rate to income before income taxes. The elements of these differences were as follows (in thousands):

YEAR ENDED DECEMBER 31,             1997             1996             1995
--------------------------------------------------------------------------
Statutory federal income
  taxes                         $ 26,155         $ 24,234         $ 21,410
State income taxes, net
  of federal income tax
  benefit                          3,587            3,493            2,957
Dividend exclusion                  (179)            (113)            (108)
Goodwill amortization                102              102              102
Other, net                            85             (216)             (61)
                                --------         --------         --------
Total                           $ 29,750         $ 27,500         $ 24,300
                                ========         ========         ========

     Deferred taxes reflect timing differences in the recognition of certain income and expense items for financial accounting and income tax purposes. The components of deferred tax assets and liabilities were as follows (in thousands):

DECEMBER 31,                          1997             1996
-----------------------------------------------------------
Deferred tax assets:
  State taxes                     $  1,735         $  1,873
  Bad debt reserve                     724              689
  Vacation accrual                     486              469
  Benefits program                   2,158            1,179
  Other                                130              655
                                  --------         --------
                                     5,233            4,865
                                  --------         --------
Deferred tax liabilities:
  Depreciation                      (1,478)          (1,598)
  Intangibles amortization            (580)            (667)
  SFAS 115 adjustment               (8,444)          (4,126)
  Other                                 --              (20)
                                  --------         --------
                                   (10,502)          (6,411)
                                  --------         --------
                                  $ (5,269)        $ (1,546)
                                  ========         ========

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

     The following table sets forth the funded status of the plans (in thousands):

DECEMBER 31,                                           1997             1996
----------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                        $(14,944)        $(13,507)
  Nonvested benefit obligation                       (1,066)            (757)
                                                   --------         --------
  Accumulated benefit obligation                    (16,010)         (14,264)
  Effect of projected
   compensation increases                            (6,110)          (4,909)
                                                   --------         --------
  Projected benefit obligation                      (22,120)         (19,173)
Plan assets at fair value, primarily
  listed securities and U.S.
  Government securities                              20,786           19,752
                                                   --------         --------
(Deficit) surplus                                    (1,334)             579
Unrecognized gain                                      (419)          (1,079)
Unrecognized prior service cost                         (98)            (127)
Unrecognized net obligation remaining
  from initial application, January 1, 1987              63               79
                                                   --------         --------
Accrued pension obligation                         $ (1,788)        $   (548)
                                                   ========         ========

     The unrecognized net obligation is being amortized over a 15-year period.

     Pension expense, including amounts accrued in a UTV nonqualified retirement plan for benefits in excess of statutory limitations, is as follows (in thousands):

YEAR ENDED DECEMBER 31,              1997            1996            1995
-------------------------------------------------------------------------
Service cost                      $ 1,310         $ 1,001         $   913
Interest cost on projected
  benefit obligation                1,423           1,243           1,111
Actual return
  on plan assets                   (1,578)         (2,574)         (3,417)
Net amortization
  and deferral                         85           1,227           2,414
                                  -------         -------         -------
Net periodic pension cost         $ 1,240         $   897         $ 1,021
                                  =======         =======         =======

     Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows:

                              1997         1996           1995
---------------------------------------------------------------
Discount rate                 7.25%        7.25%          7.25%
Rate of increase in future
  compensation levels         4.50%        4.50%          4.50%
Expected long-term rate of
  return on assets            7.75%        7.75%          7.75%

     UTV also maintains defined contribution retirement plans for its employees: a contributory stock purchase plan and a noncontributory profit sharing plan. The aggregate costs of such plans for 1997, 1996, and 1995 were $3,877,000, $2,961,000 and $3,876,000, respectively, including accruals in the nonqualified plan referenced above.

8. RELATED PARTY TRANSACTIONS.
Included in net revenues for 1997, 1996 and 1995 are commissions earned by UTS for the sale of national advertising on BHC's three television stations of $4,217,000, $4,286,000 and $2,074,000, respectively.

     Included in selling, general and administrative expenses are management and directors' fees UTV paid Chris-Craft of $570,000 in each of the three years ended December 31, 1997, and a management fee UTV paid BHC of $1,750,000 in each of 1997 and 1996 and $2,200,000 in 1995.

     UTV and BHC each incurred costs of $571,000 in 1995 for the joint production and distribution with third parties of original programming. In 1997 and 1996, reimbursements from third parties were sufficient to cover production costs.

9. COMMITMENTS AND CONTINGENCIES.
In October 1997, UTV signed a definitive agreement to purchase the assets of UHF television station WRBW-TV in Orlando, Florida for $60,000,000 and possible future consideration. The acquisition is subject to FCC approval and other conditions in the agreement.

     The aggregate amount payable by UTV under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets, totaled $78,958,000 at December 31, 1997.

     At December 31, 1997, UTV was obligated under several noncancelable leases on real property and equipment that expire between 1998 and 2010. Rental expense was $2,300,000, $2,271,000 and $1,928,000 for 1997, 1996 and 1995, respectively.
Aggregate future minimum rental payments under such leases at December 31, 1997 are $10,665,000 with amounts of $1,525,000, $1,457,000, $1,131,000, $946,000 and
$1,515,000 due in 1998, 1999, 2000, 2001 and 2002, respectively.

     At December 31, 1997, UTV has a remaining commitment to invest over time up to $19,807,000 in a management buyout limited partnership.

     In the opinion of management, after taking into account opinions of counsel with respect thereto, the ultimate resolution of pending legal proceedings against UTV, to the extent not covered by insurance, will not have a material effect on UTV's consolidated financial position or results of operations.

10. SUBSEQUENT EVENT.
In January 1998, UTV acquired the assets of UHF television station WHSW-TV in Baltimore, Maryland for $80,000,000. The purchase price was paid from working capital.




REPORT OF INDEPENDENT ACCOUNTANTS

UNITED TELEVISION, INC. AND SUBSIDIARIES


To the Board of Directors and Shareholders of United Television, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of United Television, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Century City, California
February 10, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

UNITED TELEVISION, INC. AND SUBSIDIARIES


LIQUIDITY AND CAPITAL RESOURCES

     UTV's operating cash flow is generated primarily by its television broadcasting operations and generally parallels the earnings of UTV television stations, adjusted to reflect the difference between film contract payments and film contract amortization. The relationship between such payments and amortization may vary greatly between years (payments exceeded amortization by $3,740,000 in 1997, while amortization exceeded payments by $2,204,000 in 1996), and is dependent upon the mix of programs aired and payment terms of the station's contracts. UTV stations generated substantial cash flow in 1997 and are expected to do the same in 1998. With its considerable cash and marketable securities balances, UTV continues to be well positioned to pursue new opportunities or deal effectively with uncertainties that may arise in the television broadcasting industry or economic environment.

     UTV's cash flow is augmented by interest and dividend income associated with its cash and marketable securities. UTV's 1997 cash flow from operations totaled $47,747,000, and cash and current marketable securities increased $41,934,000 to $222,886,000 at December 31, 1997. UTV has a remaining commitment to invest over time up to $19,807,000 in a limited partnership.

     Working capital increased $41,877,000 during 1997 to $233,133,000 at December 31, 1997, primarily reflecting cash from operations. Working capital at December 31, 1997 remains substantially in excess of UTV's normal operating requirements.

     During 1997, UTV signed agreements to acquire television stations in Orlando, Florida, for $60,000,000 and possible future consideration, and Baltimore, Maryland, for $80,000,000. The purchase of the Baltimore station was consummated in January 1998 and was funded from working capital. UTV continues to be engaged in an ongoing review of business opportunities in media, entertainment, communications and other industries. UTV currently has no outstanding debt and believes it is capable of raising significant additional capital to augment its already substantial liquid assets, if desired, to fund any expansion.

     UTV regularly makes current commitments for programming that will not be available for telecasting until future dates and had commitments for payments for such programming totaling $78,958,000 at December 31, 1997. UTV expects to continue to satisfy these commitments in the ordinary course of business.

     UTV's Board of Directors has from time to time authorized the purchase of UTV common shares. At December 31, 1997, purchase of an additional 798,149 shares was so authorized. From January 1, 1995 through December 31, 1997, 827,268 shares were purchased for an aggregate cost of $66,014,000, of which 30,600 shares were purchased during 1997 for an aggregate cost of $2,755,000.

     UTV's commitments for capital expenditures at December 31, 1997 were not material in relation to UTV's financial position. UTV currently expects that during 1998 its stations will begin converting to digital television. This conversion will require the purchase of digital transmitting equipment to telecast over a newly assigned frequency. KBHK-TV in San Francisco is expected to be the first of the UTV stations to begin the conversion. This conversion roll-out is expected to take a number of years and will be subject to competitive market conditions. Funds for capital expenditures have generally been provided from operations. UTV expects that future capital expenditures for its present business, including the cost to convert to digital television, will be funded from operations or current cash balances. UTV has no present requirement for additional capital.


RESULTS OF OPERATIONS

     1997 VERSUS 1996. UTV's primary source of revenue is the sale to advertisers of time on its five television stations. UTV's 1997 net income increased 8% to $44,979,000, from $41,739,000 in 1996. Basic per share earnings for the year increased 9% to $4.80, from $4.40 in 1996, as purchases of common stock under UTV's stock repurchase program reduced the average number of common shares outstanding. Diluted per share earnings also rose 9% to $4.76 in 1997, from $4.36 in 1996.

     The earnings increase reflects record operating profit, despite a reduction in net revenue. Consolidated net revenues decreased 2% to $170,963,000, from $174,339,000 last year. The decrease in net revenues reflects reduced demand by local advertisers in 1997, Olympics related revenue recorded in 1996, and a retroactive network revenue adjustment recorded in 1996.

     Consolidated expenses decreased 6% from last year, reflecting a 13% decrease in programming expenses. Operating income rose to a record $62,412,000, from $59,076,000 in 1996. Interest and other income increased 21% to $12,317,000, from $10,163,000 in 1996. The increase reflects greater cash balances available for investing.

     1996 VERSUS 1995. UTV's 1996 net income increased 13% to $41,739,000, from $36,872,000 in 1995. Basic per share earnings for the year increased 16% to $4.40, from $3.78 in 1995, as purchases of common stock under UTV's stock repurchase program reduced the average number of common shares outstanding. Diluted per share earnings rose 17% to $4.36 in 1996, from $3.74 in 1995.

     The earnings increase reflects record operating results. Station group net revenues rose 3% for the year. Consolidated net revenues rose 5% to a record $174,339,000, from $165,559,000 last year. The increase in station revenues reflects improved demand for television advertising at UTV stations during the first nine months of 1996, followed by a slowing in demand for the fourth quarter.

     Consolidated operating expenses rose less than 1% over the prior year. Programming expense rose 1% and total station operating expenses rose 3% over last year. Operating earnings rose 16% to $59,076,000, from $50,882,000 in 1995. The prior year results include one-time costs of $3,700,000 associated with the start-up of UTV's national sales representative subsidiary, which began operations in the third quarter of 1995.

SELECTED FINANCIAL DATA

UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
AS OF AND FOR THE YEAR ENDED DECEMBER 31,       1997           1996           1995          1994            1993
----------------------------------------------------------------------------------------------------------------

Net revenues                               $ 170,963      $ 174,339      $ 165,559      $ 150,980      $ 130,338
                                           ---------      ---------      ---------      ---------      ---------

Operating income                           $  62,412      $  59,076      $  50,882      $  52,237      $  36,373
   Income associated with
      Time Warner securities                    --             --             --             --           31,125
   Interest and other income                  12,317         10,163         10,290          7,084          6,126
   Income taxes                              (29,750)       (27,500)       (24,300)       (24,150)       (29,800)
                                           ---------      ---------      ---------      ---------      ---------
      Net income                           $  44,979      $  41,739      $  36,872      $  35,171      $  43,824
                                           =========      =========      =========      =========      =========
Earnings per share:
   Basic                                   $    4.80      $    4.40      $    3.78      $    3.50      $    4.31
   Diluted                                 $    4.76      $    4.36      $    3.74      $    3.48      $    4.30

Cash and current marketable securities     $ 222,886      $ 180,952      $ 191,366      $ 182,043      $ 171,243
Total assets                                 387,986        335,598        330,987        305,676        285,905
Working capital                              233,133        191,256        208,064        193,505        172,815
Shareholders' investment                     300,740        250,441        240,469        227,921        202,761



QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                               FIRST         SECOND          THIRD         FOURTH
                                             QUARTER        QUARTER        QUARTER        QUARTER           YEAR
YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------
Net revenues                               $  38,327      $  44,919      $  40,436      $  47,281      $ 170,963
Operating income                              11,974         18,087         13,768         18,583         62,412
Net income                                     9,065         12,607         10,138         13,169         44,979
Earnings per share:
     Basic                                 $     .97      $    1.35      $    1.08      $    1.40      $    4.80
     Diluted                               $     .96      $    1.34      $    1.07      $    1.39      $    4.76

YEAR ENDED DECEMBER 31, 1996
----------------------------------------------------------------------------------------------------------------

Net revenues                               $  40,234      $  45,816      $  40,835      $  47,454      $ 174,339
Operating income                              11,345         17,176         14,060         16,495         59,076
Net income                                     8,366         11,874         10,184         11,315         41,739
Earnings per share:
     Basic                                 $     .87      $    1.25      $    1.08      $    1.20      $    4.40
     Diluted                               $     .86      $    1.24      $    1.07      $    1.19      $    4.36


STOCK PRICE, DIVIDEND AND
RELATED INFORMATION

United Television, Inc. common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: UTVI.

         The high and low sales prices as reported by Nasdaq for the periods indicated were:

                              1997                     1996
               -------------------       ------------------
Quarter            High        Low           High       Low
----------------------------------       ------------------
First          $ 95.250   $ 86.125       $ 92.125   $86.500
Second           99.000     83.500        100.250    87.000
Third           106.250     96.750         97.500    91.750
Fourth          111.500    101.000         99.750    86.125


         In 1997 and 1996, UTV paid a cash dividend of $.50 per share. In February, 1998, UTV declared a dividend of $.50 per share payable on April 14, 1998 to shareholders of record on March 13, 1998. The Board of Directors intends each year to consider declaration of a cash dividend.

         As of February 28, 1998, there were approximately 2,800 holders of record of common stock.