Form 10-K, Exhibit 13
period 1998-12-31
UNITED TELEVISION INC
filed 1999-03-29
CIK 352942

EXHIBIT 13


CONSOLIDATED STATEMENTS OF INCOME
UNITED TELEVISION, INC. AND SUBSIDIARIES





(IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31,                            1998           1997           1996
--------------------------------------------------------------------------------------

NET REVENUES                                  $ 182,849      $ 170,963      $ 174,339
                                              ----------------------------------------
EXPENSES:
   Operating                                     64,356         55,369         62,424
   Selling, general and administrative           63,561         53,182         52,839
                                              ----------------------------------------
                                                127,917        108,551        115,263
                                              ----------------------------------------
OPERATING INCOME                                 54,932         62,412         59,076
                                              ----------------------------------------
INTEREST AND OTHER INCOME
   Gain on sale of BHC common stock              19,932             --             --
   Interest and other income                     11,587         12,317         10,163
                                              ----------------------------------------
                                                 31,519         12,317         10,163
                                              ----------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES         86,451         74,729         69,239
      Provision for income taxes                 33,625         29,750         27,500
                                              ----------------------------------------
NET INCOME                                    $  52,826      $  44,979      $  41,739
                                              ========================================
EARNINGS PER SHARE:
      Basic                                   $    5.62      $    4.80      $    4.40
      Diluted                                 $    5.59      $    4.76      $    4.36

AVERAGE NUMBER OF COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING:
      Basic                                       9,395          9,379          9,485
      Diluted                                     9,442          9,446          9,569


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNITED TELEVISION, INC. AND SUBSIDIARIES




(IN THOUSANDS OF DOLLARS)
YEAR ENDED DECEMBER 31,                                                     1998            1997            1996
-----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                         $   52,826      $   44,979      $   41,739
   Adjustments to reconcile net income to net cash
   provided from operating activities:
      Film contract payments                                             (28,001)        (25,547)        (25,512)
      Film contract amortization                                          28,102          22,077          27,716
      Depreciation and other amortization                                  6,677           4,592           4,611
      Gain on sale of BHC common stock                                   (19,932)             --              --
      Gain on dispositions of other investments                           (1,191)           (448)            (59)
      Changes in assets and liabilities:
         Accounts receivable                                              (1,940)            643           1,378
         Prepaid and other assets                                         (3,738)             97            (906)
         Accounts payable and accrued expenses                             6,697           1,990            (507)
         Income taxes payable                                              3,099            (636)          3,233
                                                                     --------------------------------------------
            Net cash provided from operating activities                   42,599          47,747          51,693
                                                                     --------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Sales of marketable securities                                        163,332         172,262         215,047
   Sales of other investments                                                 --              --           2,599
   Purchases of marketable securities                                   (151,020)       (137,501)       (207,677)
   Purchases of other investments                                         (8,854)             --         (20,193)
   Station acquisition:
      Fixed assets                                                        (2,568)             --              --
      Intangible assets                                                  (77,646)             --              --
   Capital expenditures                                                   (5,028)         (2,625)         (3,110)
                                                                     --------------------------------------------
            Net cash (used in) provided from investing activities        (81,784)         32,136         (13,334)
                                                                     --------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividend paid                                                          (4,688)         (4,687)         (4,750)
   Proceeds from exercise of employee stock options                        3,579           3,939           4,008
   Purchases of treasury stock                                            (7,010)         (2,755)        (32,810)
                                                                     --------------------------------------------
            Net cash used in financing activities                         (8,119)         (3,503)        (33,552)
                                                                     --------------------------------------------
NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS                                                      (47,304)         76,380           4,807
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            98,075          21,695          16,888
                                                                     --------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $   50,771      $   98,075      $   21,695
                                                                     ============================================


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS
UNITED TELEVISION, INC. AND SUBSIDIARIES





(IN THOUSANDS OF DOLLARS)
DECEMBER 31,                                                          1998          1997
-----------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                     $  50,771     $  98,075
   Marketable securities                                           166,056       172,506
   Accrued interest receivable                                         890         2,014
   Accounts receivable, less allowance for doubtful accounts
      of $1,645 and $1,745, respectively                            38,853        36,913
   Film contract rights                                             38,074        24,627
   Deferred tax benefit                                              6,209         5,233
   Prepaid expenses and other current assets                         1,935         1,721
                                                                -------------------------
      Total current assets                                         302,788       341,089
                                                                -------------------------
OTHER INVESTMENTS                                                   26,385        17,531
                                                                -------------------------
FILM CONTRACT RIGHTS, INCLUDING DEPOSITS, LESS
   ESTIMATED PORTION TO BE USED WITHIN ONE YEAR                      5,113         4,517
                                                                -------------------------
PROPERTY AND EQUIPMENT, AT COST:
   Land, buildings and improvements                                 14,364        12,689
   Equipment                                                        60,310        54,964
                                                                -------------------------
                                                                    74,674        67,653
   Less -- Accumulated depreciation and amortization                58,137        54,478
                                                                -------------------------
                                                                    16,537        13,175
                                                                -------------------------
INTANGIBLE ASSETS                                                   99,627        21,981
   Less -- Accumulated amortization                                 13,268        10,825
                                                                -------------------------
                                                                    86,359        11,156
                                                                -------------------------
OTHER ASSETS                                                           459           518
                                                                -------------------------
                                                                 $ 437,641     $ 387,986
                                                                =========================




DECEMBER 31,                                                            1998          1997
-------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
   Film contracts payable                                          $  28,433     $  26,268
   Accounts payable                                                    1,902         3,090
   Accrued expenses                                                   30,313        22,428
   Income taxes payable                                               13,158         8,475
                                                                   ------------------------
      Total current liabilities                                       73,806        60,261
                                                                   ------------------------
FILM CONTRACTS PAYABLE AFTER ONE YEAR                                 23,756        16,483
                                                                   ------------------------
DEFERRED TAX LIABILITIES                                               2,632        10,502
                                                                   ------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 9)

SHAREHOLDERS' INVESTMENT:
   Preferred stock $1 par value; authorized
      1,000,000 shares; none issued                                       --            --
   Common stock $.10 par value; authorized 25,000,000 shares;
      outstanding 9,409,333 and 9,414,273 shares, respectively           941           941
   Additional paid-in capital                                          1,480         3,635
   Retained earnings                                                 331,409       283,271
   Accumulated other comprehensive income                              3,617        12,893
                                                                   ------------------------
                                                                     337,447       300,740

                                                                   ------------------------
                                                                   $ 437,641     $ 387,986
                                                                   ========================


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
UNITED TELEVISION, INC. AND SUBSIDIARIES





(DOLLARS IN THOUSANDS)
                                             Common Stock
                                       -------------------------       Additional                Accumulated Other
                                         Shares         Dollar         Paid-in       Retained    Comprehensive
                                       Outstanding      Amount         Capital       Earnings    Income            Total
-----------------------------------------------------------------------------------------------------------------------------



BALANCE AT DECEMBER 31, 1995            9,609,037     $      961     $      133     $  232,839     $    6,536       $240,469
                                                                                                   ----------     ----------
Comprehensive income:
   Net income                                  --             --             --         41,739             --        41,739
   Other comprehensive income:
      Unrealized loss on securities
         (net of tax of $447)                  --             --             --             --            (67)           --
      Reclassification adjustment
         (net of tax of $48)                   --             --             --             --            (74)           --
                                                                                                    ----------
      Other comprehensive income,
         net of tax                            --             --             --             --           (141)          (141)
                                                                                                                   ----------
Total comprehensive income                     --             --             --             --             --         41,598

Cash dividend                                  --             --             --         (4,750)            --         (4,750)

Exercise of options, including
   tax benefit                             97,951             10          5,924             --             --          5,934

Purchase/retirement of
   treasury stock                        (363,500)           (37)        (5,924)       (26,849)            --        (32,810)
                                       --------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996            9,343,488            934            133        242,979          6,395        250,441
                                                                                                   ----------     ----------
Comprehensive income:
   Net income                                  --             --             --         44,979             --         44,979
   Other comprehensive income:
      Unrealized gain on securities
         (net of tax of $4,373)                --             --             --             --          6,770             --
      Reclassification adjustment
         (net of tax of $176)                  --             --             --             --           (272)            --
                                                                                                   ----------
      Other comprehensive income,
         net of tax                            --             --             --             --          6,498          6,498
                                                                                                                     -------
Total comprehensive income                     --             --             --             --             --         51,477

Cash dividend                                  --             --             --         (4,687)            --         (4,687)

Exercise of options, including
   tax benefit                            101,385             10          6,254             --             --          6,264

Purchase/retirement of
   treasury stock                         (30,600)            (3)        (2,752)            --             --         (2,755)
                                       --------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1997            9,414,273            941          3,635        283,271          12,893       300,740
                                                                                                    ----------      ---------

Comprehensive income:
   Net income                                  --             --             --         52,826              --        52,826
   Other comprehensive income:
      Unrealized gain on securities
         (net of tax of $1,458)                --             --             --             --           4,404            --
      Reclassification adjustment
         (net of tax of $7,443)                --             --             --             --         (13,680)           --
                                                                                                     ----------
      Other comprehensive income,
         net of tax                            --             --             --             --          (9,276)       (9,276)
                                                                                                                   ----------
Total comprehensive income                     --             --             --             --              --        43,550

Cash dividend                                  --             --             --         (4,688)             --        (4,688)

Exercise of options, including
   tax benefit                             63,560              7          4,848             --              --         4,855

Purchase/retirement of
   treasury stock                         (68,500)            (7)        (7,003)            --              --        (7,010)
                                       --------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998            9,409,333     $      941     $    1,480     $  331,409     $    3,617      $ 337,447
                                       =====================================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNITED TELEVISION, INC. AND SUBSIDIARIES


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.


(A) ORGANIZATION AND RELATED PARTIES. UTV is a majority owned (58.5% at December 31, 1998) subsidiary of BHC Communications, Inc. (BHC), a majority owned subsidiary of Chris-Craft Industries, Inc. (Chris-Craft). UTV owns and operates six television stations: KBHK in San Francisco, KMSP in Minneapolis/St. Paul, KUTP in Phoenix, WUTB in Baltimore (acquired in January 1998), KTVX in Salt Lake City and KMOL in San Antonio. UTV also owns and operates United Television Sales, Inc. (UTS), a national sales representative organization which currently represents UTV's six stations and the three stations owned by BHC; and United Entertainment Group, Inc., which, with BHC and others, produces first-run programming for national distribution to television stations. UTV's revenues are derived entirely from television broadcasting and are, therefore, subject to the vagaries of the advertising industry.

     UTV has entered into a state tax sharing agreement with BHC under which agreement UTV continues to provide taxes on a separate company basis.
     The acquisition of programming from third parties is frequently negotiated for UTV and BHC stations simultaneously.

(B) BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of UTV and its subsidiaries, after elimination of all significant intercompany accounts and transactions. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. Certain amounts for prior years have been reclassified to conform with the 1998 presentation.

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

     Contract values are amortized over management's estimate of the number of showings, using primarily an accelerated method, which considers total anticipated costs of the programming and management's estimate of the flow of revenues. In the opinion of management, future revenue related to the airing of remaining film contract rights will be sufficient to recover unamortized costs at December 31, 1998. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities.

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

(G) REVENUE RECOGNITION AND BARTER TRANSACTIONS. Revenue is recognized upon broadcast of television advertising. The estimated fair value of goods or services received in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue was $13,220,000, $11,891,000 and $11,791,000 in 1998, 1997 and 1996, respectively, and barter expense was $13,486,000, $11,863,000 and $11,683,000 in the three years, respectively.

(H) EARNINGS PER SHARE. In accordance with Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings Per Share," adopted in 1997, basic per share amounts are computed by dividing net income by the weighted average number of common shares outstanding. Dilutive per share amounts are computed by dividing net income by the weighted average common shares outstanding, adjusted for the effect of dilutive stock options. The adjustments for 1998, 1997 and 1996 were 47,000 shares, 67,000 shares and 84,000 shares, respectively. Prior period earnings per share amounts have been restated to conform to the standards of SFAS 128.

(I) STOCK OPTIONS. UTV has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This statement encourages but does not require the recording of compensation cost for stock-based employee compensation plans at fair value. UTV has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." (See Note 5.)

(J) SUPPLEMENTAL CASH FLOW INFORMATION. Cash paid for income taxes totaled $30,526,000 in 1998, $30,386,000 in 1997 and $24,267,000 in 1996.


2. MARKETABLE SECURITIES.

Marketable securities classified by security type are as follows (in thousands):

                                                 GROSS UNREALIZED
                                             ----------------------
                                                                            FAIR
                                   COST         GAINS        LOSSES        VALUE
--------------------------------------------------------------------------------

December 31, 1998:

U.S. Government securities     $142,578      $    209      $     26     $142,761
Equity securities                17,526         6,236           467       23,295
                               -------------------------------------------------
                               $160,104      $  6,445      $    493     $166,056
                               =================================================

December 31, 1997:

U.S. Government securities     $115,123      $     31      $    103     $115,051
BHC Class A common stock         11,325        18,177            --       29,502
Other equity securities          24,845         4,457         1,349       27,953
                               -------------------------------------------------
                               $151,293       $22,665      $  1,452     $172,506
                               =================================================

     At December 31, 1998, of the investments in U.S. Government securities, 82% mature within one year and all within 15 months. The following table provides certain additional information related to UTV's marketable securities as of and for the three years ended December 31, 1998, 1997 and 1996 (in thousands):

                                        1998              1997             1996
--------------------------------------------------------------------------------
Realized gains                       $21,756         $     448        $     329
Realized losses                          633                --              207
Change in net unrealized gain        (15,261)           10,695             (636)

     For purposes of computing realized gains and losses, cost was determined using the specific identification method.


3. FILM CONTRACTS PAYABLE.

The approximate future maturities of film contracts payable classified as noncurrent liabilities at December 31, 1998 are $13,257,000, $9,505,000, $706,000, $192,000 and $96,000 in 2000, 2001, 2002, 2003 and thereafter, respectively. The net present value at December 31, 1998 of such payments, discounted at 7.75%, was approximately $20,525,000.


4. SHAREHOLDERS' INVESTMENT.

UTV has authorized 1,000,000 shares of preferred stock, $1 par value, that may be issued without further shareholder approval, in one or more series, the terms and provisions of which shall be set by the Board of Directors.

     During 1998, UTV purchased and retired 68,500 shares of its common stock at an aggregate cost of $7,010,000. During 1997 and 1996, UTV purchased and retired 30,600 and 363,500 shares of its common stock, respectively. At December 31, 1998, the Board of Directors had authorized purchase of 729,649 additional shares of common stock.


5. STOCK OPTIONS.

Under the UTV 1988 Stock Option Plan, which has terminated with respect to grant of new options, options to purchase shares of common stock were granted from time to time to employees of UTV and its parents and subsidiaries, at prices not less than fair market value at date of grant. Options are exercisable in cumulative annual installments of 33 1/3% commencing one year from date of grant, and expire five years from date of grant.

     Transactions under the Plan during the three years ended December 31, 1998 were as follows (dollars in thousands, except per share data):

                                                              OPTION PRICE
                                     SHARES         ---------------------------
                               UNDER OPTION             PER SHARE         TOTAL
-------------------------------------------------------------------------------
Outstanding,
  December 31, 1995                 319,536         $27.25-$53.50       $14,274
     Granted                         32,000                $89.00         2,848
     Exercised                      (77,451)        $27.25-$53.50        (2,816)
     Canceled                       (17,200)               $53.50          (920)
                                    -------                             -------
Outstanding,
  December 31, 1996                 256,885         $27.25-$89.00        13,386
     Exercised                     (100,385)        $27.25-$53.50        (3,877)
     Canceled                        (1,000)               $53.50           (54)
                                    -------                             -------
Outstanding,
  December 31, 1997                 155,500         $53.50-$89.00         9,455
     Exercised                      (52,060)               $53.50        (2,785)
     Canceled                        (1,200)               $53.50           (64)
                                    -------                             -------
Outstanding,
  December 31, 1998                 102,240         $53.50-$89.00       $ 6,606
                                    =======                             =======

     Of the options to purchase 102,240 shares under the Plan at December 31, 1998, options for 70,240 shares are currently exercisable at $53.50 per share and expire on December 26, 1999. The remaining options for 32,000 shares at $89.00 per share (of which 21,333 are currently exercisable) expire on April 24, 2001. At December 31, 1997 and 1996, options to purchase 132,966 shares and 160,985 shares, respectively, were exercisable at weighted average exercise prices of $56.35 and $44.22, respectively.

     In addition to options granted under the Plan, during 1995 UTV granted a stock option to purchase 100,000 shares at $88.75 per share and in December 1998 granted a five-year stock option to purchase 3,000 shares at $103.75 per share. The option price of both grants was the fair market value at date of grant, and the terms of each grant were essentially the same as those of the 1988 Stock Option Plan. The 1995 option was terminated in 1998 upon payment to the optionee of the net market value of the option.

     Under the 1995 Director Stock Option Plan, a fixed number of immediately exercisable five-year options to purchase shares of common stock are granted annually to each nonemployee director of UTV at a price equal to fair market value at date of grant. At December 31, 1998, options to purchase 24,500 shares were available for grant.

Transactions under the Plan during the three years ended December 31, 1998 were as follows (dollars in thousands, except per share data):

                                                              OPTION PRICE
                                     SHARES         ---------------------------
                               UNDER OPTION             PER SHARE         TOTAL
-------------------------------------------------------------------------------
Outstanding,
  December 31, 1995                  47,500         $58.00-$62.25       $ 2,785
     Granted                          7,000                $89.00           623
     Exercised                      (20,500)        $58.00-$62.25        (1,193)
                                    -------------------------------------------
Outstanding,
  December 31, 1996                  34,000         $58.00-$89.00         2,215
     Granted                          7,000                $87.25           610
     Exercised                       (1,000)               $62.25           (62)
                                    -------------------------------------------
Outstanding,
  December 31, 1997                  40,000         $58.00-$89.00         2,763
     Granted                          6,000              $112.375           674
     Exercised                      (11,500)        $58.00-$89.00          (794)
                                    -------------------------------------------
Outstanding,
  December 31, 1998                  34,500       $58.00-$112.375       $ 2,643
                                    ===========================================

     Options outstanding under the 1995 Director Stock Option Plan at December 31, 1998 to purchase the specified number of shares (34,500 in total), at specified exercise prices per share, expire as follows -- 15,000 at $58.00, February 22, 2000; 3,500 at $62.50, April 26, 2000; 5,000 at $89.00, April 24,
2001; 5,000 at $87.25, May 5, 2002; and 6,000 at $112.375, May 4, 2003.

     Proceeds from the exercise of options are credited to common stock to the extent of par value, and the remainder is credited to additional paid-in capital. Related income tax benefits which accrue to UTV are credited to additional paid-in capital.

     If UTV had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, UTV's net income and earnings per share would be reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

YEAR ENDED DECEMBER 31,                1998              1997              1996
-------------------------------------------------------------------------------
Net Income:
  As reported                      $ 52,826          $ 44,979          $ 41,739
  Pro forma                        $ 52,154          $ 44,300          $ 41,104
Earnings per Share:
  As reported: Basic               $   5.62          $   4.80          $   4.40
               Diluted             $   5.59          $   4.76          $   4.36
  Pro forma: Basic                 $   5.55          $   4.72          $   4.33
             Diluted               $   5.52          $   4.69          $   4.30

     These pro forma amounts may not be representative of the pro forma effect on net income in future years since the estimated fair value of stock options is amortized over the vesting period; pro forma compensation expense related to grants made prior to December 31, 1995 is not considered; and additional options may be granted in future years.

     The weighted average fair values of options granted during 1998, 1997 and 1996 were $23.49, $22.86 and $22.88, respectively. The fair values of options at dates of grant were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1998, 1997 and 1996, respectively: dividend yields of .46% for 1998 and zero for 1997 and 1996; expected volatility of 15.13%, 16.09% and 16.21%, respectively; risk free interest rates of 5.24%, 6.49% and 6.25%, respectively; and expected life of four years for all periods.


6. INCOME TAXES.

Income tax expense consists of the following (in thousands):

YEAR ENDED DECEMBER 31,              1998               1997               1996
-------------------------------------------------------------------------------
Federal:
  Current                         $29,600            $24,350            $23,268
  Deferred                           (975)              (125)              (918)
                                  ---------------------------------------------
                                   28,625             24,225             22,350
                                  ---------------------------------------------
State:
  Current                           5,175              5,550              5,332
  Deferred                           (175)               (25)              (182)
                                  ---------------------------------------------
                                    5,000              5,525              5,150
                                  ---------------------------------------------
Total                             $33,625            $29,750            $27,500
                                  =============================================

     The provisions for income taxes differed from the amounts computed by applying the federal income tax rate to income before income taxes. The elements of these differences were as follows (in thousands):

YEAR ENDED DECEMBER 31,              1998             1997                1996
-------------------------------------------------------------------------------
Statutory federal income
  taxes                           $30,258            $26,155            $24,234
State income taxes, net
  of federal income tax
  benefit                           3,239              3,587              3,493
Dividend exclusion                   (159)              (179)              (113)
Goodwill amortization                 102                102                102
Other, net                            185                 85               (216)
                                  ---------------------------------------------
Total                             $33,625            $29,750            $27,500
                                  =============================================

      Deferred taxes reflect timing differences in the recognition of certain income and expense items for financial accounting and income tax purposes. The components of deferred tax assets and liabilities were as follows (in thousands):

DECEMBER 31,                                            1998               1997
-------------------------------------------------------------------------------
Deferred tax assets:
  State taxes                                      $   1,964          $   1,735
  Bad debt reserve                                       683                724
  Vacation accrual                                       517                486
  Benefits program                                     3,083              2,158
  Film contract rights amortization                    2,359                 --
  Other                                                   --                130
                                                   ----------------------------
                                                       8,606              5,233
                                                   ----------------------------
Deferred tax liabilities:
  Depreciation                                        (1,102)            (1,478)
  Intangibles assets amortization                     (1,589)              (580)
  SFAS 115 adjustment                                 (2,334)            (8,444)
  Other                                                   (4)                --
                                                   ----------------------------
                                                      (5,029)           (10,502)
                                                   ----------------------------
  Net deferred tax assets (liabilities)            $   3,577          $  (5,269)
                                                   ============================

7. PENSION PLANS.

UTV maintains noncontributory defined benefit plans, covering substantially all employees. The funding policy is to contribute annually an amount sufficient to fund current service costs and to amortize the unfunded accrued liability over 25 years. The unrecognized net obligation is being amortized over a 15-year period.

     The estimated funded status of the plans, including amounts accrued in a nonqualified plan for retirement benefits in excess of statutory limitations, was as follows (in thousands):

DECEMBER 31,                                             1998              1997
--------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning
  of year                                             $22,120           $19,173
    Service cost                                        1,446             1,310
    Interest cost                                       1,621             1,424
    Actuarial gain                                        817               758
    Amendments                                            471                --
    Benefits paid                                        (629)             (545)
                                                      -------------------------
Benefit obligation at end of year                      25,846            22,120
                                                      -------------------------

Change in plan assets:
Fair value of plan assets at beginning
  of year                                              20,786            19,752
    Actual return on plan assets                        2,089             1,579
    Benefits paid                                        (629)             (545)
                                                      -------------------------
Fair value of plan assets at end
  of year                                              22,246            20,786
                                                      -------------------------
Plan assets less than projected
  benefit obligation                                   (3,600)           (1,334)
Unrecognized initial net obligation                        47                63
Unrecognized prior service cost                           366               (98)
Unrecognized net actuarial gain                          (116)             (419)
                                                      -------------------------
Accrued pension liability                             $(3,303)          $(1,788)
                                                      =========================

     The accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the plan that has an accumulated benefit obligation in excess of the fair value of plan assets are $1,141,000, $2,548,000 and zero, respectively, at December 31, 1998, and $756,000, $1,932,000 and zero, respectively, at December 31, 1997.

     Pension expense, including amounts accrued in the nonqualified plan, was as follows (in thousands):

YEAR ENDED DECEMBER 31,                 1998              1997             1996
-------------------------------------------------------------------------------
Service cost                        $  1,446          $  1,310         $  1,001
Interest cost                          1,621             1,424            1,243
Expected return on
  plan assets                         (1,591)           (1,512)          (1,354)
Amortizations:
  Initial unrecognized
    net obligation                        16                16               16
  Prior service cost                       6               (29)             (29)
  Actuarial loss                          17                31               20
                                    -------------------------------------------
Net periodic pension cost           $  1,515          $  1,240         $    897
                                    ===========================================

     Assumptions used in accounting for pension plans for each year are as follows:

                                        1998             1997              1996
-------------------------------------------------------------------------------
Discount rate at end of year           6.75%            7.25%             7.25%
Rate of increase in future
   compensation levels                 4.00%            4.50%             4.50%
Expected long-term
   rate of return on assets            7.75%            7.75%             7.75%

     UTV also maintains defined contribution retirement plans for its employees: a contributory stock purchase plan (merged with a Chris-Craft stock purchase plan effective January 1, 1999) and a noncontributory profit sharing plan. The aggregate costs of such plans, including related amounts accrued in the nonqualified plan, were $3,590,000 in 1998, $3,877,000 in 1997 and $2,961,000, in 1996.


8. RELATED PARTY TRANSACTIONS.

In June 1998, UTV sold its holding of BHC Class A Common Stock to BHC.

     Included in net revenues for 1998, 1997 and 1996 are commissions earned by UTS for the sale of national advertising on BHC's three television stations of $4,467,000, $4,217,000 and $4,286,000, respectively.

     Included in selling, general and administrative expenses are management and directors' fees UTV paid Chris-Craft of $570,000 in each of the three years ended December 31, 1998, and a management fee UTV paid BHC of $1,950,000 in 1998 and $1,750,000 in each of 1997 and 1996.

     UTV and BHC together participate in the joint production and distribution with third parties of original programming. In 1998, 1997 and 1996, reimbursements from third parties were sufficient to cover production costs.

9. COMMITMENTS AND CONTINGENCIES.

In October 1997, UTV signed a definitive agreement to purchase the assets of UHF television station WRBW-TV in Orlando, Florida for $60,000,000 and possible future consideration. The acquisition is subject to Federal Communications Commission approval and other conditions in the agreement.

     The aggregate amount payable by UTV under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets, totaled $91,196,000 at December 31, 1998.

     At December 31, 1998, UTV was obligated under several noncancelable leases on real property and equipment that expire between 1999 and 2012. Rental expense was $2,850,000, $2,300,000 and $2,271,000 for 1998, 1997 and 1996, respectively.
Aggregate future minimum rental payments under such leases at December 31, 1998 are $14,267,000, with amounts of $2,658,000, $2,071,000, $1,857,000, $1,726,000 and $1,479,000 due in 1999, 2000, 2001, 2002 and 2003, respectively.

     At December 31, 1998, UTV has a remaining commitment to invest over time up to $10,952,000 in management buyout limited partnerships.

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


REPORT OF INDEPENDENT ACCOUNTANTS
UNITED TELEVISION, INC. AND SUBSIDIARIES

To the Board of Directors and Shareholders of United Television, Inc.


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of United Television, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Century City, California
February 10, 1999

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                    UNITED TELEVISION, INC. AND SUBSIDIARIES


LIQUIDITY AND CAPITAL RESOURCES

     UTV's operating cash flow is generated primarily by its television broadcasting operations and generally parallels the earnings of UTV television stations, adjusted to reflect the difference between film contract payments and film contract amortization. The relationship between such payments and amortization may vary greatly between years (amortization exceeded payments by $101,000 in 1998, while payments exceeded amortization by $3,470,000 in 1997), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. UTV stations generated substantial cash flow in 1998 and are expected to do the same in 1999. With its considerable cash and marketable securities balances, UTV continues to be well positioned to pursue new opportunities or deal effectively with uncertainties that may arise in the television broadcasting industry or economic environment.

     UTV's cash flow is augmented by interest and dividend income associated with its cash and marketable securities. UTV's 1998 cash flow from operations totaled $42,599,000. However, as a result of cash used to acquire WUTB-TV, to purchase UTV common shares and to make other investments, cash and marketable securities decreased $53,754,000 to $216,827,000 at December 31, 1998. UTV has a remaining commitment to invest over time up to $10,952,000 in limited partnerships.

     Reflecting the WUTB-TV acquisition, treasury stock purchases, other investments and federal income taxes resulting from the gain on the sale to BHC of UTV's holding of BHC Class A Common Stock (BHC holding sale), working capital decreased $51,846,000 during 1998 to $228,982,000 at December 31, 1998. Working capital at December 31, 1998 remains substantially in excess of UTV's normal operating requirements.

     In 1997, UTV signed a definitive agreement to purchase the assets of television station WRBW-TV in Orlando, Florida, for approximately $60,000,000 and possible future consideration. UTV expects to use a portion of available cash and marketable securities balances to complete this transaction, which is subject to Federal Communications Commission approval, as well as satisfaction of certain conditions. UTV continues to be engaged in an ongoing review of business opportunities in media, entertainment, communications and other industries. UTV currently has no outstanding debt and believes it is capable of raising significant additional capital to augment its already substantial liquid assets, if desired, to fund any expansion.

     UTV regularly makes current commitments for programming that will not be available for telecasting until future dates and had commitments for payments for such programming totaling $91,196,000 at December 31, 1998. UTV expects to continue to satisfy these commitments in the ordinary course of business.

     UTV's Board of Directors has from time to time authorized the purchase of UTV common shares. At December 31, 1998, purchase of an additional 729,649 shares was so authorized. From January 1, 1996 through December 31, 1998, 462,600 shares were purchased for an aggregate cost of $42,575,000, of which 68,500 shares were purchased during 1998 for an aggregate cost of $7,010,000.

     UTV's commitments for capital expenditures at December 31, 1998 were not material in relation to UTV's financial position. During 1998 UTV's stations began converting to digital television (DTV). This conversion will require the purchase of digital transmitting equipment to telecast over a newly assigned frequency. KBHK-TV in San Francisco will be the first of the UTV stations to make the initial conversion to DTV signal transmission. This conversion rollout is expected to take a number of years and will be subject to competitive market conditions. Funds for capital expenditures have generally been provided from operations. UTV expects that future capital expenditures for its present business, including the cost to convert to DTV, will be funded from operations or current cash balances. UTV has no present requirement for additional capital.

     UTV has assessed year 2000 issues and believes that such issues will not have a material effect on its business, results of operations, or financial condition and that the estimated compliance cost is immaterial.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     UTV is subject to certain market risk as it relates to its marketable securities holdings, which are all held for other than trading purposes. The table below provides information as of December 31, 1998 about the U.S. Government securities which are subject to interest rate sensitivity and the equity securities which are subject to equity market sensitivity (in thousands):

                                                  Cost               Fair Value
-------------------------------------------------------------------------------
U.S. Government securities                    $142,578                 $142,761
Equity securities                               17,526                   23,295

     All of UTV's marketable securities have been categorized as available for sale and are comprised substantially of U.S. Government securities, 82% of which mature in one year and all within 15 months. (See Notes 1(D) and 2 to the Consolidated Financial Statements.)

RESULTS OF OPERATIONS

     1998 VERSUS 1997. UTV's primary source of revenue is the sale to advertisers of time on its six television stations. UTV's 1998 net income increased 17% to $52,826,000, or $5.62 per basic share ($5.59 per diluted share), from $44,979,000, or $4.80 per basic share ($4.76 per diluted share), in 1997. Net income in 1998 included an after-tax gain of $12,932,000, or $1.38 per basic share, ($1.37 per diluted share), on the BHC holding sale.

     Consolidated net revenues for the year rose 7% to a record $182,849,000, from $170,963,000 last year. The increase reflects revenue at WUTB-TV, UTV's Baltimore television station which was acquired early in the first quarter of 1998 and immediately thereafter began operating for the first time as a traditional commercial broadcasting station; increased current year and retroactive revenue resulting from a new long-term affiliation agreement at UTV's NBC affiliate; and a slight increase in other same station revenues.

     This revenue increase and increased operating income associated with UTV's production entity were more than offset by an 18% increase in consolidated expenses. The expense increase resulted from operating expenses at WUTB-TV (which incurred a small operating loss), a non-recurring severance expense and a 9% increase in same station operating expenses, including a 14% increase in programming costs. Operating income fell 12% in 1998 to $54,932,000, from $62,412,000 in 1997. Interest and other income for 1998 decreased 6% to $11,587,000, from $12,317,000 in 1997, reflecting a decrease in cash and marketable securities resulting from the acquisition of WUTB-TV.

     1997 VERSUS 1996. UTV's 1997 net income increased 8% to $44,979,000, from $41,739,000 in 1996. Earnings per share for the year increased 9% to $4.80 per basic share ($4.76 per diluted share), from $4.40 per basic share ($4.36 per diluted share), in 1996, as purchases of common stock under UTV's stock repurchase program reduced the average number of common shares outstanding.

     The earnings increase reflects record operating profit, despite a reduction in net revenue. Consolidated net revenues decreased 2% to $170,963,000, from $174,339,000 in 1996. The decrease in net revenue reflects reduced demand by local advertisers in 1997, and Olympics related revenue and a retroactive network revenue adjustment recorded in 1996. Consolidated expenses decreased 6% from 1996, reflecting a 13% decrease in programming expenses. Operating income rose to a record $62,412,000, from $59,076,000 in 1996. Interest and other income increased 21% to $12,317,000, from $10,163,000 in 1996. The increase reflects greater cash balances available for investing.

SELECTED FINANCIAL DATA
UNITED TELEVISION, INC. AND SUBSIDIARIES



(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

AS OF AND FOR THE YEAR ENDED DECEMBER 31,        1998            1997            1996            1995          1994


---------------------------------------------------------------------------------------------------------------------


Net revenues                               $  182,849      $  170,963      $  174,339      $  165,559      $150,980
                                           ==========================================================================

Operating income                           $   54,932      $   62,412      $   59,076      $   50,882      $ 52,237
Gain on sale of BHC common stock               19,932              --              --              --            --
Interest and other income                      11,587          12,317          10,163          10,290         7,084
Income taxes                                  (33,625)        (29,750)        (27,500)        (24,300)      (24,150)
                                           --------------------------------------------------------------------------
Net income                                 $   52,826      $   44,979      $   41,739      $   36,872      $ 35,171
                                           ==========================================================================
Earnings per share:
   Basic                                   $     5.62      $     4.80      $     4.40      $     3.78      $   3.50
   Diluted                                 $     5.59      $     4.76      $     4.36      $     3.74      $   3.48

Cash and current marketable securities     $  216,827      $  270,581      $  194,866      $  199,500      $185,494
Total assets                               $  437,641      $  387,986      $  335,598      $  330,987      $305,676
Working capital                            $  228,982      $  280,828      $  205,170      $  216,198      $196,956
Long-term debt                             $       --      $       --      $       --      $       --      $     --
Shareholders' investment                   $  337,447      $  300,740      $  250,441      $  240,469      $227,921



QUARTERLY FINANCIAL DATA
UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                FIRST          SECOND           THIRD          FOURTH
                                              QUARTER         QUARTER         QUARTER         QUARTER          YEAR
YEAR ENDED DECEMBER 31, 1998
---------------------------------------------------------------------------------------------------------------------

Net revenues                               $   39,293      $   48,503      $   40,111      $   54,942      $182,849
Operating income                                7,972          18,223          10,593          18,144        54,932
Net income                                      6,610          24,872           8,456          12,888        52,826
Earnings per share:
   Basic                                   $      .71      $     2.65      $      .90      $     1.37      $   5.62
   Diluted                                 $      .70      $     2.63      $      .89      $     1.36      $   5.59


YEAR ENDED DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------------------

Net revenues                               $   38,327      $   44,919      $   40,436      $   47,281      $170,963
Operating income                               11,974          18,087          13,768          18,584        62,413
Net income                                      9,065          12,607          10,138          13,169        44,979
Earnings per share:
   Basic                                   $      .97      $     1.35      $     1.08      $     1.40      $   4.80
   Diluted                                 $      .96      $     1.34      $     1.07      $     1.39      $   4.76



STOCK PRICE, DIVIDEND
AND RELATED INFORMATION


United Television, Inc. common stock trades on the Nasdaq Stock Market(R) under the symbol:UTVI.

     The high and low sales prices as reported by Nasdaq for the periods indicated were:


                                      1998                      1997
                          ----------------------------------------------------
Quarter                       High           Low           High          Low
------------------------------------------------------------------------------
First                      $ 111.375     $ 100.250     $  95.250     $  86.125
Second                       116.125       107.500        99.000        83.500
Third                        121.000       105.000       106.250        96.750
Fourth                       115.000       100.000       111.500       101.000

     In 1998 and 1997, UTV paid a cash dividend of $.50 per share. In February 1999, UTV declared a dividend of $.50 per share payable on April 13, 1999 to shareholders of record on March 12, 1999. The Board of Directors intends each year to consider declaration of a cash dividend.

     As of February 28, 1999, there were approximately 2,600 holders of record of common stock.