Form 10-K405, Exhibit 13
period 1999-12-31
UNITED TELEVISION INC
filed 2000-03-30
CIK 352942

EXHIBIT 13


CONSOLIDATED STATEMENTS OF INCOME
UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

YEAR ENDED DECEMBER 31,                         1999        1998        1997
----------------------------------------------------------------------------
NET REVENUES                                $209,746    $182,849    $170,963
                                            --------------------------------

EXPENSES:
   Operating                                  80,770      64,356      55,369
   Selling, general and administrative        67,700      63,561      53,182
                                            --------------------------------
                                             148,470     127,917     108,551
                                            --------------------------------

OPERATING INCOME                              61,276      54,932      62,412
                                            --------------------------------

INTEREST AND OTHER INCOME
   Interest and other income                  12,028      11,587      12,317
   Gain on sale of BHC common stock               --      19,932          --
                                            --------------------------------
                                              12,028      31,519      12,317
                                            --------------------------------

INCOME BEFORE PROVISION FOR INCOME TAXES      73,304      86,451      74,729

   Provision for income taxes                 29,575      33,625      29,750
                                            --------------------------------

NET INCOME                                  $ 43,729    $ 52,826    $ 44,979
                                            ================================

EARNINGS PER SHARE:
      Basic                                 $   4.64    $   5.62    $   4.80

      Diluted                               $   4.62    $   5.59    $   4.76

AVERAGE NUMBER OF COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING:
      Basic                                    9,429       9,395       9,379

      Diluted                                  9,463       9,442       9,446


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS)

YEAR ENDED DECEMBER 31,                                                  1999          1998          1997
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                       $  43,729     $  52,826     $  44,979
   Adjustments to reconcile net income to net cash
   provided from operating activities:
      Film contract payments                                          (30,362)      (28,001)      (25,547)
      Film contract amortization                                       38,564        28,102        22,077
      Depreciation and other amortization                               7,577         6,677         4,592
      Gain on sale of BHC common stock                                     --       (19,932)           --
      Gain on dispositions of other investments                        (2,193)       (1,191)         (448)
      Changes in assets and liabilities:
         Accounts receivable                                           (7,537)       (1,940)          643
         Prepaid and other assets                                      (2,359)       (3,738)           97
         Accounts payable and accrued expenses                          6,398         6,697         1,990
         Income taxes payable                                          (3,094)        3,099          (636)
                                                                    -------------------------------------
            Net cash provided from operating activities                50,723        42,599        47,747
                                                                    -------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Sales of marketable securities                                      68,262       163,332       172,262
   Sales of other investments                                           7,661            --            --
   Purchases of marketable securities                                 (55,590)     (151,020)     (137,501)
   Purchases of other investments                                     (15,448)       (8,854)           --
   Station acquisitions:
      Fixed assets                                                     (3,914)       (2,568)           --
      Intangible assets                                               (58,903)      (77,646)           --
      Accounts receivable                                              (1,297)           --            --
      Film contracts, net                                               2,693            --            --
      Other, net                                                          152            --            --
   Capital expenditures                                               (12,925)       (5,028)       (2,625)
                                                                    -------------------------------------
            Net cash (used in) provided from investing activities     (69,309)      (81,784)       32,136
                                                                    -------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividend paid                                                       (4,708)       (4,688)       (4,687)
   Proceeds from exercise of employee stock options                     4,849         3,579         3,939
   Purchases of treasury stock                                           (828)       (7,010)       (2,755)
                                                                    -------------------------------------
            Net cash used in financing activities                        (687)       (8,119)       (3,503)
                                                                    -------------------------------------

NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS                                                   (19,273)      (47,304)       76,380

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         50,771        98,075        21,695
                                                                    -------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                            $  31,498     $  50,771     $  98,075
                                                                    =====================================


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS
UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS)

DECEMBER 31,                                                        1999        1998
------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                    $ 31,498    $ 50,771
   Marketable securities                                         154,699     166,056
   Accrued interest receivable                                       829         890
   Accounts receivable, less allowance for doubtful accounts
      of $1,643 and $1,645, respectively                          47,687      38,853
   Film contract rights                                           44,474      38,074
   Deferred tax assets                                             4,160       6,209
   Prepaid expenses and other current assets                       2,175       1,935
                                                                --------------------
      Total current assets                                       285,522     302,788
                                                                --------------------

OTHER INVESTMENTS                                                 35,594      26,385
                                                                --------------------

FILM CONTRACT RIGHTS, INCLUDING DEPOSITS, LESS
   ESTIMATED PORTION TO BE USED WITHIN ONE YEAR                   12,013       5,113
                                                                --------------------

PROPERTY AND EQUIPMENT, AT COST:
   Land, buildings and improvements                               18,417      14,364
   Equipment                                                      72,484      60,310
                                                                --------------------
                                                                  90,901      74,674
   Less -- Accumulated depreciation and amortization              61,859      58,137
                                                                --------------------
                                                                  29,042      16,537
                                                                --------------------

INTANGIBLE ASSETS                                                158,530      99,627
   Less -- Accumulated amortization                               16,510      13,268
                                                                --------------------
                                                                 142,020      86,359
                                                                --------------------

OTHER ASSETS                                                         490         459
                                                                --------------------

                                                                $504,681    $437,641
                                                                ====================


DECEMBER 31,                                                          1999        1998
--------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
   Film contracts payable                                         $ 38,240    $ 28,433
   Accounts payable                                                  2,890       1,902
   Accrued expenses                                                 35,723      30,313
   Income taxes payable                                              8,772      13,158
                                                                  --------------------
      Total current liabilities                                     85,625      73,806
                                                                  ====================


FILM CONTRACTS PAYABLE AFTER ONE YEAR                               36,117      23,756
                                                                  --------------------


DEFERRED TAX LIABILITIES                                                --       2,632
                                                                  --------------------


COMMITMENTS AND CONTINGENCIES (NOTE 9)


SHAREHOLDERS' INVESTMENT:
   Preferred stock $1 par value; authorized
      1,000,000 shares; none issued                                     --          --
   Common stock $.10 par value; authorized 25,000,000 shares;
      outstanding 9,486,173 and 9,409,333 shares, respectively         949         941
   Additional paid-in capital                                        7,594       1,480
   Retained earnings                                               370,430     331,409
   Accumulated other comprehensive income                            3,966       3,617
                                                                  --------------------
                                                                   382,939     337,447
                                                                  --------------------



                                                                  $504,681    $437,641
                                                                  ====================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
UNITED TELEVISION, INC. AND SUBSIDIARIES


(DOLLARS IN THOUSANDS)
                                             Common Stock
                                      --------------------------     Additional                 Accumulated Other
                                        Shares          Dollar        Paid-in         Retained    Comprehensive
                                      Outstanding       Amount        Capital         Earnings        Income           Total
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996            9,343,488     $      934     $      133     $  242,979     $    6,395     $  250,441
                                                                                                   ----------     ----------
Comprehensive income:
   Net income                                  --             --             --         44,979             --         44,979
   Other comprehensive income:
      Unrealized gain on securities
         (net of tax of $4,373)                --             --             --             --          6,770             --
      Reclassification adjustment
         (net of tax of $176)                  --             --             --             --           (272)            --
                                                                                                   ----------
      Other comprehensive income,
         net of tax                            --             --             --             --          6,498          6,498
                                                                                                                  ----------
Total comprehensive income                     --             --             --             --             --         51,477
Cash dividend                                  --             --             --         (4,687)            --         (4,687)
Exercise of options, including
   tax benefit                            101,385             10          6,254             --             --          6,264
Purchase/retirement of
   treasury stock                         (30,600)            (3)        (2,752)            --             --         (2,755)
                                       -------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1997            9,414,273            941          3,635        283,271         12,893        300,740
                                                                                                   ----------     ----------
Comprehensive income:
   Net income                                  --             --             --         52,826             --         52,826
   Other comprehensive income:
      Unrealized gain on securities
         (net of tax of $1,458)                --             --             --             --          4,404             --
      Reclassification adjustment
         (net of tax of $7,443)                --             --             --             --        (13,680)            --
                                                                                                   ----------
      Other comprehensive income,
         net of tax                            --             --             --             --         (9,276)        (9,276)
                                                                                                                  ----------
Total comprehensive income                     --             --             --             --             --         43,550
Cash dividend                                  --             --             --         (4,688)            --         (4,688)
Exercise of options, including
   tax benefit                             63,560              7          4,848             --             --          4,855
Purchase/retirement of
   treasury stock                         (68,500)            (7)        (7,003)            --             --         (7,010)
                                       -------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998            9,409,333            941          1,480        331,409          3,617        337,447
                                                                                                    ----------     ----------
Comprehensive income:
   Net income                                  --             --             --         43,729             --         43,729
   Other comprehensive income:
      Unrealized gain on securities
         (net of tax of $527)                  --             --             --             --            818             --
      Reclassification adjustment
         (net of tax of $302)                  --             --             --             --           (469)            --
                                                                                                   ----------
      Other comprehensive income,
         net of tax                            --             --             --             --            349            349
                                                                                                                  ----------
Total comprehensive income                     --             --             --             --             --         44,078
Cash dividend                                  --             --             --         (4,708)            --         (4,708)
Exercise of options, including
   tax benefit                             85,240              9          6,941             --             --          6,950
Purchase/retirement of
   treasury stock                          (8,400)            (1)          (827)            --             --           (828)
                                       -------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1999            9,486,173     $      949     $    7,594     $  370,430     $    3,966     $  382,939
                                       =====================================================================================


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNITED TELEVISION, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.
(A) ORGANIZATION AND RELATED PARTIES. UTV is a majority owned (58.1% at December 31, 1999) subsidiary of BHC Communications, Inc. (BHC), a majority owned subsidiary of Chris-Craft Industries, Inc. (Chris-Craft). UTV owns and operates seven television stations: KBHK in San Francisco, KMSP in Minneapolis/St. Paul, KUTP in Phoenix, WRBW in Orlando (acquired in July 1999), WUTB in Baltimore (acquired in January 1998), KTVX in Salt Lake City and KMOL in San Antonio. UTV also owns and operates United Television Sales, Inc. (UTS), a national sales representative organization, which currently represents six of UTV's seven stations, and the three stations owned by BHC; and United Entertainment Group, Inc., which, with BHC and others, produces first-run programming for national distribution to television stations. UTV's revenues are derived entirely from television broadcasting and are, therefore, subject to the vagaries of the advertising industry.
   UTV has entered into a state tax sharing agreement with BHC under which agreement UTV continues to provide taxes on a separate company basis.
   The acquisition of programming from third parties is frequently negotiated for UTV and BHC stations simultaneously.

(B) BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of UTV and its subsidiaries, after elimination of all significant intercompany accounts and transactions. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates and assumptions. Actual results could differ from those estimates.

(C) CASH AND CASH EQUIVALENTS. Cash and cash equivalents consist primarily of cash and U.S. Government securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

(D) INVESTMENTS IN DEBT AND EQUITY SECURITIES. All of UTV's marketable securities have been categorized as available for sale and as a result are carried at fair market value.

(E) FILM CONTRACTS. UTV owns film contract rights, which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the programming becomes available for telecasting.
   Contract values are amortized over the estimated number of showings, using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and the ultimate total cost for each contract. In the opinion of management, future revenue derived from airing programming will be sufficient to cover related unamortized rights balances at December 31, 1999. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities.
   The approximate future maturities of film contracts payable after one year at December 31, 1999 are $21,411,000, $11,449,000, $3,110,000, $113,000, and
$34,000 in 2001, 2002, 2003, 2004 and thereafter, respectively. The net present value at December 31, 1999 of such payments, based on an 8.5% discount rate, was approximately $33,170,000. See Note 8.

(F) LONG-LIVED ASSETS. Management periodically reviews the carrying value of long-lived assets, primarily consisting of property and equipment and goodwill. UTV also reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Measurement of any impairment would include a comparison of estimated future cash flows to be generated during the remaining life of the long-lived asset to the net carrying value of the long-lived asset.

(G) DEPRECIATION AND AMORTIZATION. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the term of the lease, if shorter.
   Estimated useful lives for buildings and improvements range from 4 to 40 years, and for equipment range from 3 to 10 years. Depreciation expense was $4,334,000, $4,234,000 and $3,983,000 for 1999, 1998 and 1997, respectively.
   Intangible assets represent the excess of cost over the net identifiable tangible assets at the respective dates of acquisition and are being amortized using the straight-line method over 17 to 40 years from acquisition.

(H) REVENUE RECOGNITION AND BARTER TRANSACTIONS. Revenue is recognized upon broadcast of television advertising. The estimated fair value of goods or services received in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue was $15,793,000, $13,220,000 and $11,891,000 in 1999, 1998 and 1997, respectively, and barter expense was $15,608,000, $13,486,000 and $11,863,000 in the three years, respectively.

(I) EARNINGS PER SHARE. In accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", adopted by UTV in 1997, basic per share amounts are computed by dividing net income by the weighted average number of common shares outstanding. Dilutive per share amounts are computed by dividing net income by the weighted average common shares outstanding, adjusted for the effect of dilutive stock options. The adjustments for 1999, 1998 and 1997 were 34,000 shares, 47,000 shares and 67,000 shares, respectively. Prior period earnings per share amounts have been restated to conform to the standards of SFAS No. 128.

(J) STOCK OPTIONS. UTV has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This statement encourages but does not require the recording of compensation cost for stock-based employee compensation plans at fair value. UTV has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." See Note 4.

(K) SUPPLEMENTAL CASH FLOW INFORMATION. Cash paid for income taxes totaled $32,669,000 in 1999, $30,526,000 in 1998 and $30,386,000 in 1997.

2. MARKETABLE SECURITIES.
   Marketable securities classified by security type are as follows (in thousands of dollars):

                                                  GROSS UNREALIZED
                                                --------------------        FAIR
                                        COST       GAINS      LOSSES       VALUE
--------------------------------------------------------------------------------
December 31, 1999:
U.S. Government securities          $130,484    $     --    $    238    $130,246
Other equity securities               17,689       7,739         975      24,453
                                    --------------------------------------------
                                    $148,173    $  7,739    $  1,213    $154,699
                                    ============================================

December 31, 1998:
U.S. Government securities          $142,578    $    209    $     26    $142,761
Other equity securities               17,526       6,236         467      23,295
                                    --------------------------------------------
                                    $160,104    $  6,445    $    493    $166,056
                                    ============================================

   At December 31, 1999, of the investments in U.S. Government securities, 85% mature within one year and all within 16 months. The following table provides certain additional information related to UTV's marketable securities as of and for the three years ended December 31, 1999, 1998 and 1997 (in thousands of dollars):

                                         1999              1998             1997
--------------------------------------------------------------------------------
Realized gains                        $   772           $21,756          $   448
Realized losses                             1               633               --
Change in net unrealized gain             574           (15,261)          10,695

   For purposes of computing realized gains and losses, cost was determined using the specific identification method.

3. SHAREHOLDERS' INVESTMENT.
   UTV has authorized 1,000,000 shares of preferred stock, $1 par value, that may be issued without further shareholder approval, in one or more series, the terms and provisions of which shall be set by the Board of Directors.
   During 1999, UTV purchased and retired 8,400 shares of its common stock at an aggregate cost of $828,000. During 1998 and 1997, UTV purchased and retired 68,500 and 30,600 shares of its common stock, respectively. At December 31, 1999, the Board of Directors had authorized purchase of 721,249 additional shares of common stock.

4. STOCK OPTIONS.
   Under the UTV 1999 Stock Option Plan (the 1999 Plan), options (including Incentive Stock Options) to purchase an aggregate of 500,000 shares of common stock may be granted from time to time to employees of UTV and its parents and subsidiaries, at prices not less than fair market value at date of grant. Options are exercisable in cumulative annual installments of 33-1/3% commencing one year from date of grant, and expire over a period determined by the 1999 Plan Committee, which may not exceed ten years from date of grant. No options have been granted under the 1999 Plan.
   Under the UTV 1988 Stock Option Plan (the 1988 Plan), which has terminated with respect to grant of new options, options to purchase shares of common stock were granted from time to time to employees of UTV and its subsidiaries, at prices not less than fair market value at date of grant. Options are exercisable in cumulative annual installments of 33-1/3% commencing one year from date of grant, and expire five years from date of grant.
   Both the 1999 Plan and the 1988 Plan permit the Plan Committees to award stock appreciation rights to holders of options granted under the Plans. Such rights entitle the holders, in lieu of exercising their options, to receive payment from UTV in cash, stock or a combination thereof, equal to the greater of the appreciation in market value or book value of the shares covered by exercisable options. No stock appreciation rights have been awarded under either Plan.
   Transactions under the 1988 Plan during the three years ended December 31, 1999 were as follows (dollars in thousands, except per share amounts):

                                                              OPTION PRICE
                                          SHARES     --------------------------
                                    UNDER OPTION         PER SHARE       TOTAL
-------------------------------------------------------------------------------
Outstanding,
  December 31, 1996                      256,885     $27.25-$89.00    $ 13,386
     Exercised                          (100,385)    $27.25-$53.50      (3,877)
     Canceled                             (1,000)           $53.50         (54)
                                        --------                      --------

Outstanding,
  December 31, 1997                      155,500     $53.50-$89.00       9,455
     Exercised                           (52,060)           $53.50      (2,785)
     Canceled                             (1,200)           $53.50         (64)
                                        --------                      --------

Outstanding,
  December 31, 1998                      102,240     $53.50-$89.00       6,606
     Exercised                           (75,240)    $53.50-$89.00      (4,203)
                                        --------                      --------

Outstanding,
  December 31, 1999                       27,000            $89.00    $  2,403
                                        ========                      ========

   Of the options to purchase 27,000 shares under the 1988 Plan at December 31, 1999, all are currently exercisable and expire on April 24, 2001. At December 31, 1998 and 1997, options to purchase 91,573 shares and 132,966 shares, respectively, were exercisable at weighted average exercise prices of $61.77 and $56.35, respectively.
   In addition to options granted under the 1988 Plan, UTV has granted other options. During 1995, UTV granted a stock option to purchase 100,000 shares at $88.75 per share. The 1995 option was terminated in 1998 upon payment to the optionee of the net market value of the option. In 1998 and 1999, UTV granted five-year options to purchase 3,000 shares at $103.75 per share (of which 1,000 are currently exercisable) and 219,480 shares at $101.50 (of which 10,800 have been canceled), respectively. The option price of these grants was the fair market value at date of grant, and the terms of each grant were essentially the same as those of the 1988 Plan.
   Under the 1995 Director Stock Option Plan (the Director Plan), a fixed number of immediately exercisable five-year options to purchase shares of common stock are granted annually to each nonemployee director of UTV at a price equal to fair market value at date of grant. At December 31, 1999, options to purchase 18,500 shares were available for grant. Transactions under the Director Plan during the three years ended December 31, 1999 were as follows (dollars in thousands, except per share amounts):

                                                              OPTION PRICE
                                          SHARES     --------------------------
                                    UNDER OPTION         PER SHARE       TOTAL
-------------------------------------------------------------------------------
Outstanding,
  December 31, 1996                       34,000     $58.00-$89.00    $  2,215
     Granted                               7,000            $87.25         610
     Exercised                            (1,000)           $62.25         (62)
                                        --------                      --------

Outstanding,
  December 31, 1997                       40,000     $58.00-$89.00       2,763
     Granted                               6,000          $112.375         674
     Exercised                           (11,500)    $58.00-$89.00        (794)
                                        --------                      --------

Outstanding,
  December 31, 1998                       34,500   $58.00-$112.375       2,643
     Granted                               6,000           $100.25         601
     Exercised                           (10,000)    $58.00-$89.00        (646)
                                        --------                      --------

Outstanding,
  December 31, 1999                       30,500   $58.00-$112.375    $  2,598
                                        ========                      ========

   Options outstanding under the Director Plan at December 31, 1999 to purchase the specified number of shares (30,500 in total), at specified exercise prices per share, expire as follows - 8,500 at $58.00, February 22, 2000; 2,000 at $62.50, April 26, 2000; 4,000 at $89.00, April 24, 2001; 4,000 at $87.25, May 5,
2002; 6,000 at $112.375, May 4, 2003; and 6,000 at $100.50, May 2, 2004.
   Proceeds from the exercise of options are credited to common stock to the extent of par value, and the remainder is credited to additional paid-in capital. Related income tax benefits, which accrue to UTV, are credited to additional paid-in capital.
   At December 31, 1999, options outstanding under all plans and grants were exercisable for 58,500 shares at prices ranging from $58.00 to $112.375 per share, and options for 518,500 shares were available for grant.
   If UTV had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, UTV's net income and earnings per share would be the pro forma amounts indicated below (in thousands of dollars, except per share amounts):

YEAR ENDED DECEMBER 31,                         1999          1998          1997
--------------------------------------------------------------------------------
Net Income:
  As reported                                $43,729       $52,826       $44,979
  Pro forma                                  $42,795       $53,321       $44,300

Earnings per Share:
  As reported: Basic                         $  4.64       $  5.62       $  4.80
               Diluted                       $  4.62       $  5.59       $  4.76

  Pro forma: Basic                           $  4.54       $  5.68       $  4.72
             Diluted                         $  4.52       $  5.65       $  4.69

   These pro forma amounts may not be representative of the pro forma effect on net income in future years since the estimated fair value of stock options is amortized over the vesting period; pro forma compensation expense related to grants made prior to 1995 is not considered; and additional options may be granted in future years.
   The weighted average fair values of options granted during 1999, 1998 and 1997 were $21.35, $23.49 and $22.86, respectively. The fair values of options at dates of grant were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1999, 1998 and 1997, respectively: dividend yields of .49% for 1999, .46% for 1998 and zero for 1997; expected volatility of 15.49%, 15.13% and 16.09%, respectively; risk free interest rates of 5.03%, 5.24% and 6.49%, respectively; and expected life of four years for all periods.

5. INCOME TAXES.
   Income taxes are provided in the accompanying Consolidated Statements of Income as follows (in thousands of dollars):

YEAR ENDED DECEMBER 31,                  1999             1998             1997
-------------------------------------------------------------------------------
Federal:
  Current                            $ 24,825         $ 29,600         $ 24,350
  Deferred                               (975)            (975)            (125)
                                     ------------------------------------------
                                       23,850           28,625           24,225
                                     ------------------------------------------
State:
  Current                               5,850            5,175            5,550
  Deferred                               (125)            (175)             (25)
                                     ------------------------------------------
                                        5,725            5,000            5,525
                                     ------------------------------------------
Total                                $ 29,575         $ 33,625         $ 29,750
                                     ==========================================

   Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows (in thousands of dollars):

YEAR ENDED DECEMBER 31,                    1999            1998            1997
-------------------------------------------------------------------------------
Statutory federal income
  taxes                                $ 25,656        $ 30,258        $ 26,155
State income taxes, net
  of federal income tax
  benefit                                 3,721           3,239           3,587
Dividend exclusion                         (123)           (159)           (179)
Goodwill amortization                       102             102             102
Other, net                                  219             185              85
                                       ----------------------------------------
Total                                  $ 29,575        $ 33,625        $ 29,750
                                       ========================================

   Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities (in thousands of dollars):

DECEMBER 31,                                               1999            1998
-------------------------------------------------------------------------------
Deferred tax assets:
  State taxes                                          $  1,994        $  1,964
  Bad debt reserve                                          682             683
  Vacation accrual                                          559             517
  Benefits program                                        3,184           3,083
  Film contract rights amortization                       4,875           2,359
                                                       ------------------------
                                                         11,294           8,606
                                                       ------------------------
Deferred tax liabilities:
  Depreciation                                           (1,250)         (1,102)
  Intangible assets amortization                         (3,324)         (1,589)
  SFAS 115 adjustment                                    (2,560)         (2,334)
  Other                                                      --              (4)
                                                       ------------------------
                                                         (7,134)         (5,029)
                                                       ------------------------
  Net deferred tax assets                              $  4,160        $  3,577
                                                       ========================

6. PENSION PLANS.
   UTV maintains noncontributory defined benefit plans covering substantially all employees. The funding policy is to contribute annually an amount sufficient to fund current service costs and to amortize the unfunded accrued liability over 25 years. The unrecognized net obligation is being amortized over a 15-year period.
   The estimated funded status of the plans, including amounts accrued in a nonqualified plan for retirement benefits in excess of statutory limitations, was as follows (in thousands of dollars):

DECEMBER 31,                                               1999            1998
-------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning
  of year                                              $ 25,846        $ 22,120
    Service cost                                          1,477           1,446
    Interest cost                                         1,693           1,621
    Actuarial (gain) loss                                (3,817)            817
    Amendments                                               --             471
    Benefits paid                                          (562)           (629)
                                                       ------------------------
Benefit obligation at end of year                        24,637          25,846
                                                       ------------------------

Change in plan assets:
Fair value of plan assets at beginning
  of year                                                22,246          20,786
    Actual return on plan assets                          1,367           2,089
    Benefits paid                                          (562)           (629)
                                                       ------------------------
Fair value of plan assets at end
  of year                                                23,051          22,246
                                                       ------------------------

Plan assets less than projected
  benefit obligation                                     (1,586)         (3,600)
Unrecognized initial net obligation                          32              47
Unrecognized prior service cost                             360             366
Unrecognized net actuarial gain                          (3,599)           (116)
                                                       ------------------------
Accrued pension liability                              $ (4,793)       $ (3,303)
                                                       ========================

   The accumulated benefit obligation, projected benefit obligation and fair value of plan assets of the plan that has an accumulated benefit obligation in excess of the fair value of the plan's assets are $1,244,000, $2,287,000 and zero, respectively, at December 31, 1999, and $1,141,000, $2,548,000 and zero, respectively, at December 31, 1998.
   Pension expense, including amounts accrued in the nonqualified plan, was as follows (in thousands of dollars):

YEAR ENDED DECEMBER 31,                     1999           1998           1997
-------------------------------------------------------------------------------
Service cost                              $ 1,477        $ 1,446        $ 1,310
Interest cost                               1,693          1,621          1,424
Expected return on
  plan assets                              (1,701)        (1,591)        (1,512)
Amortizations:
  Initial unrecognized
    net obligation                             16             16             16
  Prior service cost                            6              6            (29)
  Actuarial loss                               --             17             31
                                          -------------------------------------
Net periodic pension cost                 $ 1,491        $ 1,515        $ 1,240
                                          =====================================

   Assumptions used in accounting for pension plans for each year are as follows:

                                               1999          1998          1997
--------------------------------------------------------------------------------
Discount rate at end of year                   7.50%         6.75%         7.25%
Rate of increase in future
   compensation levels                         4.00%         4.00%         4.50%
Expected long-term
   rate of return on assets                    7.75%         7.75%         7.75%

   UTV also maintains defined contribution retirement plans for its employees--a contributory stock purchase plan (merged with a Chris-Craft stock purchase plan effective January 1, 1999) and a noncontributory profit sharing plan. The aggregate costs of such plans, including related amounts accrued in the nonqualified plan, were $4,636,000 in 1999, $3,590,000 in 1998 and $3,877,000 in
1997.

7. RELATED PARTY TRANSACTIONS.
   Included in net revenues for 1999, 1998 and 1997 are commissions earned by UTS for the sale of national advertising on BHC's three television stations of $3,902,000, $4,467,000 and $4,217,000, respectively.
   Included in selling, general and administrative expenses are management and directors' fees UTV paid Chris-Craft of $570,000 in each of the three years ended December 31, 1999, and a management fee UTV paid BHC of $1,750,000 in 1999, $1,950,000 in 1998 and $1,750,000 in 1997.
   UTV and BHC together participate in the joint production and distribution with third parties of original programming. In 1999, 1998 and 1997, reimbursements from third parties were sufficient to cover production costs.

8. ACQUISITIONS.
   In July 1999, UTV completed the purchase of the net assets of UHF station WRBW in Orlando, Florida for $61,269,000. UTV remains obligated for possible future consideration relating to the purchase of up to $25,000,000. The acquisition, accounted for under the purchase method, was funded with cash payments. UTV recorded approximately $58,903,000 in goodwill related to this acquisition.
   In January 1998, UTV completed the purchase of the net assets of UHF station WUTB in Baltimore, Maryland for $80,214,000. The acquisition, accounted for under the purchase method, was funded with cash payments. UTV recorded approximately $77,646,000 in goodwill related to this acquisition.

9. COMMITMENTS AND CONTINGENCIES.
   The aggregate amount payable by UTV under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets, totaled $78,322,000 at December 31, 1999.
   At December 31, 1999, UTV was obligated under several noncancelable leases on real property and equipment that expire between 2000 and 2012. Rental expense was $3,221,000, $2,850,000 and $2,300,000 for 1999, 1998 and 1997, respectively.
Aggregate future minimum rental payments under such leases at December 31, 1999 are $15,797,000, with amounts of $2,932,000, $2,792,000, $2,571,000, $2,124,000 and $1,969,000 due in 2000, 2001, 2002, 2003 and 2004, respectively.
   In the opinion of management, after taking into account opinions of counsel with respect thereto, the ultimate resolution of pending legal proceedings against UTV, to the extent not covered by insurance, will not have a material effect on UTV's consolidated financial position or results of operations.


REPORT OF INDEPENDENT ACCOUNTANTS
UNITED TELEVISION, INC. AND SUBSIDIARIES

To the Board of Directors and Shareholders of United Television, Inc.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of United Television, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


Century City, California
February 10, 2000

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                    UNITED TELEVISION, INC. AND SUBSIDIARIES


LIQUIDITY AND CAPITAL RESOURCES
   UTV's operating cash flow is generated primarily by its television broadcasting operations and generally parallels the earnings of UTV television stations, adjusted to reflect the difference between film contract payments and film contract amortization. The relationship between such payments and amortization may vary greatly between years (amortization exceeded payments by $8,202,000 in 1999 and by $101,000 in 1998), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. UTV stations generated substantial cash flow in 1999 and are expected to do the same in 2000. With its considerable cash and marketable securities balances, UTV continues to be well positioned to pursue new opportunities and deal effectively with uncertainties that may arise in the television broadcasting industry or economic environment.
   UTV's cash flow is augmented by interest and dividend income associated with its cash and marketable securities. UTV's 1999 cash flow from operations totaled $50,723,000. In July 1999, UTV completed the purchase of the net assets of UHF television station WRBW in Orlando, Florida for $61,269,000. As a result of cash used to acquire WRBW and to make other investments, cash and marketable securities decreased $30,630,000 to $186,197,000 at December 31, 1999. UTV remains obligated for possible future consideration relating to the purchase of WRBW of up to $25,000,000.
   Reflecting the WRBW acquisition and other investments, working capital decreased $29,085,000 during 1999 to $199,897,000 at December 31, 1999. Working capital at December 31, 1999 remains substantially in excess of UTV's normal operating requirements.
   UTV continues to be engaged in an ongoing review of business opportunities in media, entertainment, communications and other industries. UTV currently has no outstanding debt and believes it is capable of raising significant additional capital to augment its already substantial liquid assets, if desired, to fund any expansion.
   UTV regularly makes current commitments for programming that will not be available for telecasting until future dates and had commitments for payments for such programming totaling $78,322,000 at December 31, 1999. UTV expects to continue to satisfy these commitments in the ordinary course of business.
   UTV's Board of Directors has from time to time authorized the purchase of UTV common shares. At December 31, 1999, purchase of 721,249 additional shares was so authorized. From January 1, 1997 through December 31, 1999, 107,500 shares were purchased for an aggregate cost of $10,593,000, of which 8,400 shares were purchased during 1999 for an aggregate cost of $828,000.
   UTV's commitments for capital expenditures at December 31, 1999 were not material in relation to UTV's financial position. During 1999, UTV's stations continued the process of converting to digital television (DTV). This conversion requires the purchase of digital transmitting equipment to telecast over a newly assigned frequency. KBHK in San Francisco and KTVX in Salt Lake City made the initial conversion to DTV signal transmission during 1999. This conversion rollout is expected to take a number of years and will be subject to competitive market conditions. Funds for capital expenditures have generally been provided from operations. UTV expects that future capital expenditures for its present business, including the remaining DTV conversion cost, will be funded from operations or current cash balances. UTV has no present requirement for additional capital.
   Year 2000 issues had no material effect on UTV business, results of operations, or financial condition and the compliance cost was immaterial.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
   UTV is subject to certain market risk as it relates to its marketable securities holdings, which are all held for other than trading purposes. The table below provides information as of December 31, 1999 about the U.S. Government securities, which are subject to interest rate sensitivity, and the equity securities, which are subject to equity market sensitivity (in thousands of dollars):

                                                  Cost                Fair Value
--------------------------------------------------------------------------------
U.S. Government securities                    $130,484                  $130,246
Equity securities                               17,689                    24,453

   All of UTV's marketable securities have been categorized as available for sale and are comprised substantially of U.S. Government securities, 85% of which mature in one year and all within 16 months. See Notes 1(D) and 2 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS
   1999 VERSUS 1998. UTV's primary source of revenue is the sale to advertisers of time on its seven television stations. UTV's 1999 net income decreased to $43,729,000, or $4.64 per basic share ($4.62 per diluted share), from $52,826,000, or $5.62 per basic share ($5.59 per diluted share), in 1998. The 1998 results reflected a net gain from the sale to BHC of UTV's holding of BHC Class A Common Stock (BHC holding sale) of $12,932,000, or $1.38 per basic share ($1.37 per diluted share). On a comparable basis, excluding the 1998 BHC holding sale gain, net income rose 10% for the year.
   Consolidated net revenues for the year rose 15% to a record $209,746,000, from $182,849,000 last year. The increase reflected a 15% increase in same station local and national advertising revenues and revenue at WRBW, which was acquired during 1999. Same station sales increases primarily resulted from a general increase in demand for advertising time and improved ratings related to successful syndicated series. Network affiliation compensation declined from that recorded in 1998. (In 1998, UTV's NBC affiliate completed negotiations and entered into a new long-term network affiliation agreement, effective April 1995, and recorded as 1998 revenue the resulting retroactive revenue.)
   Operating income rose 12% in 1999 to $61,276,000, from $54,932,000 in 1998.
Consolidated expenses increased 16%, reflecting a 13% increase in same station operating expenses, including a 22% increase in same station program costs, and operating expenses at WRBW, which incurred a small operating loss. Interest and other income for 1999 increased 4% to $12,028,000, from $11,587,000 in 1998.
   1998 VERSUS 1997. UTV's 1998 net income increased 17% to $52,826,000, or $5.62 per basic share ($5.59 per diluted share), from $44,979,000, or $4.80 per basic share ($4.76 per diluted share), in 1997. On a comparable basis, excluding the BHC holding sale gain, net income decreased 11% for the year.
   Consolidated net revenues for the year rose 7% to $182,849,000, from $170,963,000 in 1997. The increase reflected revenue at WUTB, UTV's Baltimore station, which was acquired early in the first quarter of 1998 and immediately thereafter began operating for the first time as a traditional commercial broadcasting station; increased 1998 and retroactive revenue resulting from the new long-term NBC affiliation agreement; and a slight increase in other same station revenues.
   This revenue increase and increased operating income associated with UTV's production company were more than offset by an 18% increase in consolidated expenses. The expense increase resulted from operating expenses at WUTB-TV (which incurred a small operating loss), a non-recurring severance expense and a 9% increase in same station operating expenses, including a 14% increase in programming costs. Operating income fell 12% in 1998 to $54,932,000, from $62,412,000 in 1997. Interest and other income for 1998 decreased 6% to $11,587,000, from $12,317,000 in 1997, reflecting a decrease in cash and marketable securities resulting from the acquisition of WUTB.

SELECTED FINANCIAL DATA
UNITED TELEVISION, INC. AND SUBSIDIARIES


(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

AS OF AND FOR THE YEAR ENDED DECEMBER 31,      1999          1998          1997          1996          1995
-----------------------------------------------------------------------------------------------------------
Net revenues                              $ 209,746     $ 182,849     $ 170,963     $ 174,339     $ 165,559
                                          =================================================================

Operating income                          $  61,276     $  54,932     $  62,412     $  59,076     $  50,882
Gain on sale of BHC common stock                 --        19,932            --            --            --
Interest and other income                    12,028        11,587        12,317        10,163        10,290
Income taxes                                (29,575)      (33,625)      (29,750)      (27,500)      (24,300)
                                          -----------------------------------------------------------------
Net income                                $  43,729     $  52,826     $  44,979     $  41,739     $  36,872
                                          =================================================================
Earnings per share:
   Basic                                  $    4.64     $    5.62     $    4.80     $    4.40     $    3.78
   Diluted                                $    4.62     $    5.59     $    4.76     $    4.36     $    3.74
Cash dividend per share                   $     .50     $     .50     $     .50     $     .50     $     .50

Cash and current marketable securities    $ 186,197     $ 216,827     $ 270,581     $ 194,866     $ 199,500
Total assets                              $ 504,681     $ 437,641     $ 387,986     $ 335,598     $ 330,987
Working capital                           $ 199,897     $ 228,982     $ 280,828     $ 205,170     $ 216,198
Long-term debt                            $      --     $     --      $      --     $      --     $      --
Shareholders' investment                  $ 382,939     $ 337,447     $ 300,740     $ 250,441     $ 240,469



QUARTERLY FINANCIAL INFORMATION (unaudited)
UNITED TELEVISION, INC. AND SUBSIDIARIES

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                          FIRST         SECOND          THIRD         FOURTH
                                        QUARTER        QUARTER        QUARTER        QUARTER           YEAR
YEAR ENDED DECEMBER 31, 1999
-----------------------------------------------------------------------------------------------------------
Net revenues                           $ 44,961       $ 53,427       $ 51,390       $ 59,968       $209,746
Operating income                         10,368         18,984         14,340         17,584         61,276
Net income                                8,068         13,237         10,882         11,542         43,729
Earnings per share:
   Basic                               $    .86       $   1.41       $   1.16       $   1.22       $   4.64
   Diluted                             $    .86       $   1.40       $   1.15       $   1.21       $   4.62

YEAR ENDED DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------

Net revenues                           $ 39,293       $ 48,503       $ 40,111       $ 54,942       $182,849
Operating income                          7,972         18,223         10,593         18,144         54,932
Net income                                6,610         24,872          8,456         12,888         52,826
Earnings per share:
   Basic                               $    .71       $   2.65       $    .90       $   1.37       $   5.62
   Diluted                             $    .70       $   2.63       $    .89       $   1.36       $   5.59

STOCK PRICE, DIVIDEND AND RELATED INFORMATION


United Television, Inc. common stock trades on the Nasdaq Stock Market(R) under the symbol: UTVI.

   The high and low sales prices as reported by Nasdaq for the periods indicated were:

                                     1999                        1998
                           ----------------------------------------------------
Quarter                       High          Low           High            Low
-------------------------------------------------------------------------------
First                      $115.000      $ 99.000       $111.375       $100.250
Second                      107.125        95.750        116.125        107.500
Third                       117.000       103.875        121.000        105.000
Fourth                      144.000       113.000        115.000        100.000

   In 1999 and 1998, UTV paid a cash dividend of $.50 per share. In February 2000, UTV declared a dividend of $.50 per share payable on April 11, 2000 to shareholders of record on March 10, 2000.

   As of February 29, 2000, there were approximately 2,400 holders of record of common stock.